El… v… com… at ATK

GROWTH THROUGH TECHNOLOGY



ATK's strategic advantage is our ability to develop new market opportunities through the application of innovative technologies.

In fiscal year 2006 we achieved 13 percent organic sales growth on total revenues in excess of $3.2 billion. We delivered on our commitment to grow earnings per share and positioned ourselves to sustain this growth by increasing our total orders more than $400 million. Our company is stronger than ever and focused on delivering value to our customers and shareholders.

ATK's FY06 performance is the direct result of our strategic plan to build a premier advanced weapon and space systems company. Through acquisitions and a highly successful research and development program, ATK is now home to some of the world's most advanced technologies – technologies that will serve as our foundation for growth in the years to come. Directed energy for lethal and non-lethal applications; force protection solutions that keep our troops and platforms safe; advanced rocket motors and engines; and promising engineering breakthroughs in insensitive munitions; radiation-hardened space structures and more – they are all on the horizon and being pioneered by ATK.

Technology alone will not secure a robust future but, when combined with ATK's agility to adapt to the ever-changing needs of aerospace and defense customers, we gain unique advantages over industry competitors. To reflect our emergence as a systems-level provider to the military and space communities, and to ensure that we remain a strong and vibrant company, we have realigned into three market-focused business groups – Mission Systems, Ammunition Systems and Launch Systems. With recognized industry leaders in charge of each Group, ATK will expand into new markets, grow our core businesses, and develop promising technologies that clearly establish the company as a technology innovator.

In addition to expanding our capabilities and markets, ATK's strategic roadmap focuses on improving internal processes and streamlining production. In the past two years we have successfully consolidated our fuze and medium-caliber ammunition businesses into our manufacturing center of excellence in West Virginia. To prepare for future growth, our West Virginia operation is completing construction of perhaps the most modern weapons production plant in the world. The new facility will be the home to several of ATK's flagship production programs including the Advanced Anti-Radiation Guided Missile (AARGM), the Precision Guided Mortar Munition (PGMM), and Spider – a sophisticated, man-in-the-loop barrier protection system.

Our commitment to world-class supply chain management is on track to deliver substantial cost reductions and a lasting competitive advantage. We are focused on identifying and hiring the best talent to grow our business and develop the technologies of



GROWTH

tomorrow. These initiatives are critical to our future success and they played central roles in our FY06 financial performance.

Expanding from the core

ATK's ammunition and solid rocket motor businesses – core capabilities that provide strong earnings and substantive backlog – performed exceptionally well in 2006. We delivered more than 1.3 billion rounds of small-caliber ammunition to our armed forces – ammunition that is on the front line in the Global War on Terror. Our sport-hunting and law enforcement ammunition businesses are thriving by gaining market share, and introducing new technologies and products. ATK's chain gun technology and medium-caliber ammunition offer a systems-level approach to our customers that is winning new business around the world.


BUILDING FOR THE FUTURE
$2.4
$2.8
$3.2
FY04 FY05 FY06
SALES (IN BILLIONS)
Sales in FY06 were up 15 percent, reflecting continued strong growth across all businesses.
6%
9%
13%
FY04 FY05 FY06
ORGANIC SALES GROWTH
ATK's 13 percent organic growth was the highest in the company's history.
$2.7
$2.9
$3.3
FY04 FY05 FY06
ORDERS (IN BILLIONS)
The strengthening orders profile provides continued growth for the future.

ATK IS NOW HOME TO SOME OF THE WORLD'S MOST ADVANCED TECHNOLOGIES

NASA's Space Shuttle returned to flight last year, powered by ATK's solid rocket motors. Following the successful mission, NASA announced that a variant of the rocket motors we build for the Space Shuttle will become the propulsion system for its next-generation human launch capability, the Crew Launch Vehicle (CLV). These new five-segment motors will also boost the heavy-lift cargo vehicle that will support the logistics train necessary for human space travel to the moon and beyond. ATK is applying its unmatched expertise in solid rocket motor design to an array of new capabilities, including prompt global strike missile missions, advanced missile interceptors, and our own low-cost launch system to deliver small satellites to orbit in support of the U.S. military's responsive space initiative.

Two advanced weapons programs, AARGM and PGMM, completed significant development milestones in 2006. Our reputation for success is the pipeline we will use to expand our presence and develop additional advanced weapons. Our philosophy is simple – develop affordable, producible, and effective weapons that meet requirements but don't overreach on capability. The warfighter needs these solutions today and we are delivering.

ATK carries this same philosophy to our space systems business. Again through acquisition and organic growth, ATK is now one of the largest subsystem providers for satellites and spacecraft. We will continue to grow this capability for both military and civilian customers.

ATK's strategic advantage is our ability to develop new market opportunities through the application of innovative technologies. With each success in our existing product base, we expand our reach into new markets, gain more credibility with our customers, and develop new industry partnerships for even more growth. This drive for growth is evident in every aspect of our business and fuels our commitment to be the best. Our FY06 financial performance sets the stage for what lies ahead. We appreciate your confidence in ATK and will work hard to further increase shareholder value.

Dan Murphy
Chairman and Chief Executive Officer

THROUGH **TECHNOLOGY**

ATK is leveraging emerging technologies from across the company to advance our leadership position in our core ammunition and energetics markets. Our focus is on affordable technology programs that enhance performance to meet customer needs.



The company's reusable solid rocket motors were named by NASA as the propulsion system of choice for the nation's next-generation human space launch vehicle, the Crew Launch Vehicle. NASA will use these same rocket motors for the heavy lift cargo variant as well.



ATK's service sector provides systems engineering and integration skills for numerous special mission aircraft while the nation's next-generation fighter, the F-22, will fly with ATK composite wing skins.



Through acquisition and organic growth, ATK has emerged as a major provider of satellite components and subsystems for commercial as well as scientific and military applications.



Electronic warfare comes of age at ATK

Through organic growth and strategic acquisition, ATK now has a wide variety of technologies to meet the emerging requirements of advanced electronic warfare.



Instantaneous global communications; real-time intelligence gathering; enhanced stealth; and interoperability between the warfighter, the weapon system, and communication infrastructure – these are no longer fictional capabilities. They are technology breakthroughs U.S. forces increasingly rely on to maintain the advantage – and increasingly these systems involve ATK.

The U.S. Navy's next-generation stealth destroyer – the DDG 1000 – will sail with advanced radar and communications equipment housed in ATK-designed and produced conformal arrays to significantly reduce the ship's radar signature. ATK's airborne Scathe View system provides powerful real-time imagery of events on the ground via electro-optical and infrared sensors.

ATK antennas and reflectors carry battlefield data beamed to and from satellites. The company's next-generation missile will soon fly to its target while remaining in constant contact with the pilot. Its weapon impact assessment system gives mission planners their first indication of mission success. ATK's pioneering work in lightweight composites and enhanced effectiveness warheads will help make unmanned aircraft more effective against a variety of targets while increasing their loiter time over the target. In addition to assisting U.S. forces, ATK plays critical roles in communications for various allied nations such as Australia, which flies the 737 Wedgetail with an ATK-developed radome.

The emerging world of advanced electronic warfare – weapons that talk to the warfighter; communications tools that offer unmatched situational awareness; and stealth technology to prevent the enemy from knowing we're nearby – a world of opportunity for ATK.

Our financial goal:

To create value for our shareholders through profitable growth and the effective use of cash and other resources.

Our FY06 scorecard:

- Strong earnings per share, sales, and free cash flow
- Sales rose 15 percent to $3.2 billion, with organic growth accounting for 13 percent of the total
- Orders reached a record $3.3 billion, providing continued growth for the future
- Free cash flow increased to $151 million from $133 million a year ago (See reconciliation table below.)
- We repurchased 2.6 million shares of our stock for $190 million
- Our stock price increased 10 percent

FINANCIAL HIGHLIGHTS

(Amounts in thousands except share, per share, and employee data)	Years ended March 31, 2006	March 31, 2005	March 31, 2004
Sales	$ 3,216,807	$ 2,801,129	$ 2,366,193
Income before income taxes and minority interest	227,557	220,540	217,796
Income tax provision	73,271	66,549	55,041
Income before minority interest	154,286	153,991	162,755
Minority interest, net of income taxes	404	451	450
Net income	153,882	153,540	162,305
Basic earnings per common share	4.19	4.09	4.22
Diluted earnings per common share	4.11	4.03	4.14
Depreciation and amortization	83,617	84,325	69,918
Cash provided by operations	216,647	196,055	180,885
Capital expenditures	65,352	62,600	58,754
Total assets	$ 2,901,980	$ 3,015,810	$ 2,800,744
Total debt to total capitalization	64%	62%	66%
Common shares outstanding	35,207,335	37,248,241	37,439,972
Number of employees	15,200	14,000	13,100

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE – FREE CASH FLOW

(Amounts in thousands)	Years ended March 31, 2006	March 31, 2005	March 31, 2004
Cash provided by operating activities	$216,647	$196,055	$180,885
Capital expenditures	(65,352)	(62,600)	(58,754)
Free cash flow	$151,295	$133,455	$122,131

Free cash flow is defined as cash provided by operating activities less capital expenditures. ATK management believes free cash flow provides investors with an important perspective on the cash available for debt repayment, share repurchase, and acquisitions after making the capital investments required to support ongoing business operations. ATK management uses free cash flow internally to assess both business performance and overall liquidity.



MISSION SYSTEMS GROUP

John J. Cronin, *President*
Headquarters: Edina, Minnesota
Employees: 5,000

Mission Systems is an industry leader in the development of low-cost precision weapons, as well as one of the nation's largest suppliers of components and subsystems for satellites and spacecraft.

- Leading developer of guided projectiles
- Gun-hardened electronics expertise
- Missile defense targets
- Force protection systems for aircraft, ships, vehicles, and soldiers
- Largest producer of tactical solid rocket motors
- World speed record for powered flight
- Complex composites for aircraft and satellite platforms
- Developer of advanced components and subsystems for commercial, military and scientific satellites and spacecraft
- Advanced materials capability for enhanced stealth applications
- Large-caliber ammunition solutions

CONTRIBUTION TO SALES


36%

Partnering for success

The new Mission Systems Group contributes significantly to the company's advanced weapons and space systems strategy. With several flagship programs already in the pipeline – such as the Precision Guided Mortar Munition (PGMM), Advanced Anti-Radiation Guided Missile (ARGMM), and Spider – Mission Systems is poised to compete and win on numerous advanced weapon systems in the years to come. The Group's space-based component and subsystem work will also allow it to capitalize on emerging commercial, military, and scientific opportunities in satellites and spacecraft.

Mission Systems' success depends on becoming a partner of choice for customers and industry alike. The Group operates in an intensely competitive environment, but working together with industry teams will strengthen our portfolio by bringing together the best capabilities in the country. By developing the technologies that change tomorrow, accelerating production of today's promising capabilities, and meeting the challenge of providing low-cost, yet highly effective solutions, Mission Systems is an industry force and a supplier of choice for our customers.

Advanced weapons

From high-speed strike, to precision-fire capability for the soldier on the ground, Mission Systems is developing advanced weapons that will change the battlefield. PGMM will lay down precision fire without the need to call in air support. It doesn't require significant new training for the operator because it looks, acts, feels, and flies just like today's existing 120mm mortar. Yet it is a cost-effective, laser-guided precision weapon system capable of defeating numerous target sets. PGMM is a simple solution that will give U.S. forces and our allies a unique combat capability.

Mission Systems is the home to promising new technologies in directed energy and enhanced stealth. High-powered microwaves

SUCCESS DEPENDS ON BECOMING A PARTNER OF CHOICE FOR CUSTOMERS AND INDUSTRY ALIKE

capable of defeating improvised explosive devices (IED) and pulsed energy weapons that offer both lethal and non-lethal force projection are no longer drawing board technologies; they are demonstrated capabilities. Breakthrough developments in low-observable materials offer Mission Systems an additional path to growth through technology advancement.

Programs that provide next-generation force protection and point-barrier protection for troops, their bases of operation, and vehicles are also in production. Matrix, an early version of the company's Spider system, is already deployed with a Stryker brigade in Iraq, and we are preparing for initial Spider production this year. Perhaps no system has proven more valuable to our forces than ATK's missile warning system, which is now credited with saving more than 50 aircraft and even more importantly – at least 100 aircrew.

ATK already has the world's most advanced portfolio of solid rocket motors, the most sophisticated energetics engineering for next-generation warheads, and, of course, a legacy of partnering success with the armed forces and NASA. We will harness these talents and relationships to build an even stronger Mission Systems focused on delivering the best value to our customer.

Space systems

Mission Systems has two well-developed and distinctive market places to grow our business. Already a leader in advanced weapons, we are applying our knowledge and leadership skills to develop new

A FOCUS ON PRECISION

Whether launched from a mortar tube, fired from a Navy gun, or hurled out of a 155mm Howitzer, precision projectiles must withstand tremendous g-forces. No one has more experience or success working in these demanding environments than ATK. As a leading provider of large-caliber ammunition, we are expanding to design simple precision solutions that minimize the need for moving parts – the more parts move, the more they break.

Collectively, ATK and our industry partners have designed electronics and navigation systems with proven capability to survive gun-launch. Our simple approach has earned us the respect – and business – of our customers.



capabilities in advanced space, aircraft, and sensors systems.

ATK's portfolio of cutting-edge technology includes complex space structures for satellites, including the all-composite James Webb Space Telescope (JWST). We are a leader in space optical systems and precise instruments for commercial, military, and intelligence satellites. We provide advanced solar arrays for power generation; antennas and reflectors to send and receive critical communications; deployable booms to give satellites increased mission flexibility; and lightweight propellant tanks that carry energy reserves to keep a satellite on-station or send spacecraft to the planets.

Our industry leadership in composite structures makes us a partner of choice to develop technically complex sections of the nation's next-generation aircraft such as the F-22 and Joint Strike Fighter (JSF) – which require lightweight and extremely strong materials that enhance the aircraft's stealth. We are working with JSF industry team members to develop and deliver ceramic engine components that perform in the most severe operating environments.

Our unique radome solutions for solid-state radar and communications arrays are vital to the U.S. Navy's next generation destroyer, the DDG-1000. We are positioned for future growth by developing new generations of hypersonic engines that will redefine the speed of cruise missiles and military aircraft.

Customers seek ATK Mission Systems solutions because of our ability to solve the most complex problems with innovative simplicity. We take enormous care to make our solutions producible and cost effective. And, we deliver – time and time again.

As we look to the future, our growth path is clear. We will develop internal capabilities that strengthen our portfolio, and partner with government and industry to provide the most robust advanced weapons possible – with a focus on innovation, affordability, and value. Finally, we will harness the existing capabilities of ATK's other business groups to support the company's mission of being a premier provider of advanced weapons and space systems.


ATK

AARGM – ON COURSE

It was quite a year for ATK's Advanced Anti-Radiation Guided Missile (AARGM). The AARGM team welcomed the Italian Ministry of Defense to the program – ushering in an era of international participation that will make the program even more robust while expanding market opportunities for sales of AARGM and lower-cost derivatives. While the Italians were the first, there is growing interest from other allied nations about acquiring AARGM's unmatched capability to not just suppress – but defeat – enemy air defenses.

Working closely with our U.S. Navy customer and the Italian Ministry of Defense, the program completed the Critical Design Review – essentially clearing the way for a series of flight tests over the course of the next year that will bring this capability significantly closer to fleet-deployment, which is on schedule for 2010. As a cornerstone of ATK's advanced weapons portfolio, AARGM is on schedule, on budget, and on target to become the world's most capable anti-radiation missile.



AMMUNITION SYSTEMS GROUP

Mark W. DeYoung, *President*
Headquarters: Anoka, Minnesota
Employees: 5,600

Ammunition Systems is the nation's largest producer of civil and military ammunition, as well as a leading provider of gun systems, propellants, and advanced energetics.

- Largest producer of small-caliber ammunition, links, and primers for the U.S. military
- Affordable and highly reliable medium-caliber chain guns and ammunition for armored vehicles, ships, and aircraft
- Ammunition supplier of choice for many of the nation's largest law enforcement agencies
- Developer and supplier of rocket propellants, gun propellants, and energetics
- Advanced propellants and energetics for next-generation bomb fill
- High volume production expertise with a disciplined business model
- Leader in the development of sport hunting and law enforcement ammunition
- Shooting accessories, firearm maintenance, and reloading equipment

CONTRIBUTION TO SALES


34%

Performance that matters

From warfighters on the front line; to law enforcement officers securing the peace; and sport-hunting enthusiasts around the world – no one meets their needs more effectively than Ammunition Systems. By embracing and infusing technology into all aspects of our design and production processes, we are driving a dramatic improvement in ammunition performance. This commitment to technology and manufacturing excellence fuels growth and delivers shareholder value.

The world-class talent and innovative technologies of Ammunition Systems allow us to expand from our core and gain leadership positions in new markets. Nowhere is this more evident than in our medium-caliber gun systems business. We have developed combat-proven advanced chain gun technologies that provide high reliability with low life-cycle costs. ATK's gun systems are the preferred choice for armored vehicles, aircraft and shipboard weapon systems in service with U.S. and allied armed forces.

We have combined our medium-caliber gun systems and ammunition competencies to achieve a systems-focused approach to derive synergies for marketing, sales, and manufacturing. No other supplier offers a unified gun and ammunition approach like ATK's medium-caliber systems – a single touch point for our customers. Our integrated system solutions allow us to accelerate the development and fielding of emerging technologies like air bursting munitions. ATK offers a complete 30mm system, including the MK44 Bushmaster Cannon, Integrated Fire Control System, and Air Bursting Munition.

We are completing construction of the nation's most advanced energetics production facility – a manufacturing center designed with the future in mind. Initial production on this line will give America its first domestic source of TNT in more than two decades. Yet its future is as the production home to advanced propellants and energetics that will support the technically challenging insensitive munitions requirements now being implemented by our nation's military.

WE ARE DRIVING A REVOLUTION IN AMMUNITION PERFORMANCE

To maintain our industry leadership in advanced energetics, we are working hand in hand with scientists and engineers from across the company. In addition, we have formed a teaming agreement with the Swiss chemical company, Nitrochemie. Together, our companies have the intellectual firepower, manufacturing expertise, and drive to succeed that will be the discriminator on new programs. Affordable and highly effective propellants, combined with insensitive properties that reduce the likelihood of an unintended detonation, give us a distinct competitive advantage.

We are working with the U.S. Army to apply our manufacturing expertise and process technology towards modernizing the Radford and Lake City Army Ammunition Plants. These facility modernization efforts are critical to sustaining operational readiness while improving manufacturing efficiencies necessary to assure the long-term viability of these key industrial base assets.

Civil market growth

Our technology leadership does not stop at the military's door. The same philosophy of leveraging our unique talents and capability to aid the warfighter is helping us deliver value in the sport-enthusiast and law enforcement markets.

By introducing technically advanced new products such as the Fusion® bullet – which some reviews call the greatest advancement in bullet technology in 50 years – we are making quite an impact in the marketplace. Our shot shell products and ATK's first rifle cartridge – the Federal 338 – are helping to build customer loyalty based on performance. Our development of non-toxic rounds will offer superior performance without contaminating the environment – ensuring that future generations of hunters have the opportunity to enjoy the sport.

In addition to technology innovations, ATK is driven to provide customers what they want. The company outpaced the industry by introducing more new products into the sport-hunting market last year than all of our competitors combined. Our approach is winning market share not just in the U.S., but internationally where sales rose by 50 percent in 2006. From the success of our accessories and related products, to the growth of our pistol and shot-shell rounds, we lead by listening to the market place.

Our track record of success in civil ammunition also extends to all law enforcement markets. ATK's civil ammunition is recognized by the Department of Homeland Security, the U.S. State Department, and police departments, both large and small, as the leader in delivering value to our customers.

The continued growth and success of Ammunition Systems will be based on a formula that has served us so well: deliver on our promise, excel at execution and maintain our leadership by embracing technology advancements to benefit our customers.



GUN SYSTEMS THAT DELIVER

ATK medium-caliber systems are battle-proven designs that place a premium on accuracy and reliability. Our family of chain gun weapons systems for armored vehicles, fixed-wing and rotary-wing aircraft, as well as Navy vessels, is rapidly becoming the industry leader by securing positions on numerous platforms. ATK's chain guns provide the punch for the U.S. Army's Apache helicopters and Bradley Fighting Vehicles. They are the gun systems of choice for armored vehicles in the Czech Republic, Finland, Norway, Poland, Singapore, and Switzerland – and the British Royal Navy recently named ATK as the provider of new guns for their advanced Type 23 Frigate.

Not only is ATK developing the most sophisticated and reliable medium-caliber guns, we are building on our heritage as the leading manufacturer of ammunition to develop the next-generation ammunition – air-bursting 30mm rounds. Designed to detonate without impact, ATK's air-bursting technology will dramatically increase the effectiveness of medium-caliber ammunition. Together, ATK medium-caliber guns and ammunition are shaping the way we fight.



SMALL-CALIBER SUCCESS

More than 2,000 ATK employees are focused on delivering the small-caliber ammunition required to meet the needs of our soldiers in the field. Through a robust facility modernization program, and an infusion of advanced technology, ATK and the U.S. Army have increased the production capacity of the Lake City Army Ammunition Plant from 350 million rounds in FY01 to 1.5 billion rounds today.

This is the ammunition our soldiers train and fight with. It is the ammunition that helps keep the nation's borders secure. ATK's role as the leading provider of small-caliber ammunition is a source of pride throughout the company. We are committed to ensuring that our ammunition is the most reliable, highest performing ammunition available anywhere in the world.



LAUNCH SYSTEMS GROUP

Ronald D. Dittemore, *President*
Headquarters: *Promontory, Utah*
Employees: 4,400

Launch Systems is the world's largest producer of solid rocket motors for a wide variety of commercial, military, and scientific missions.

- World's largest producer of solid rocket motors
- Critical capability for national missile defense applications
- Prime contractor on the first stage of NASA's Crew Launch Vehicle
- Essential link in next-generation prompt global strike
- Developer of responsive space launch systems for low cost, short duration reconnaissance and communications
- Developer of advanced warhead technologies
- Systems engineering and integration for comprehensive launch services
- Industry leader in the development of advanced flares and decoys

CONTRIBUTION TO SALES


30%

LAUNCH SYSTEMS IS CAPITALIZING ON ITS EXTENSIVE PORTFOLIO OF SOLID ROCKET MOTORS TO SERVE AS THE FOUNDATION OF THE NATION'S MISSILE DEFENSE STRATEGY

The launch of a new era

Launch Systems has the world's largest portfolio of solid rocket motors. We are combining our leadership in solid propellant technologies with our systems engineering and integration capabilities to provide future launch systems in commercial, military, and space exploration markets. From missile defense and prompt global strike, to low-cost responsive space in support of communications and intelligence gathering missions, Launch Systems can safely, reliably, and rapidly provide the systems required to support the nation's requirements for missiles, missile interceptors, and launch vehicles.

Launch Systems continues to expand its scope in support of NASA's space exploration vision by integrating the first-stage of the Crew Launch Vehicle (CLV) – the rocket design chosen to replace the Space Shuttle for delivering astronauts to the International Space Station, the moon and Mars. Our approach is simple – use today's most powerful, proven, and reliable solid rocket motors as the foundation for next-generation space exploration. Without the need to develop a costly new propulsion system, NASA can focus its available resources on developing the technologies necessary for extended stays on the moon and travel to distant planets. This approach was embraced by NASA, and we are now developing the hardware for the first unmanned test flights of the CLV design, which could occur before the end of the decade.

Setting the stage for the future

Becoming the prime contractor for NASA's CLV first stage highlights our growth opportunities in NASA programs. The CLV will fly with a variant of the four-segment Reusable Solid Rocket Motors (RSRM) we currently make for Space Shuttle. By adding a fifth segment to the booster, NASA will have the ability and performance they desire to carry both crews and cargo into orbit. In addition, we are working closely with NASA to develop a heavy-lift cargo vehicle that will use two of the new five-segment RSRMs to put even larger payloads of supplies and hardware on orbit in support of extended missions to the moon and beyond.

In FY07, we will complete the design and certification for a first-stage propulsion system in preparation for the CLV's first major milestone – the Systems Requirement Review. The rapid pace of development is guided by NASA's goal of a CLV maiden flight with astronauts in the 2012-2014 timeframe.

Powering strategic missiles and missile defense systems

Launch Systems is capitalizing on its extensive portfolio of solid rocket motors to serve as the foundation of the nation's missile defense strategy. From missile defense to strategic deterrence, the nation depends on ATK's solid rocket motors. We are developing new, high-performance motors and propellants for emerging programs like the Submarine Launched Intermediate Range Ballistic Missile and Kinetic Energy Interceptor, which recently achieved a first in the program's life by successfully testing an advanced second-stage motor. Additionally, ATK boosters are the backbone of the nation's Ground-based Missile Defense program, now deployed in silos and ready for operational use.



BOOSTING AMERICA'S FUTURE

America's space exploration program and ATK's proven Reusable Solid Rocket Motors (RSRM) – the world's only human-rated solid motor propulsion system – have been partners in NASA's success for more than 25 years. This proven propulsion system will form the foundation of the next-generation of human space flight as NASA executes the President's Vision for Space Exploration.

The Space Shuttle will continue flying through 2010 but future missions to the moon, Mars or beyond, will use RSRM derivatives designed and developed by ATK in partnership with NASA. Both the Crew Launch Vehicle and its heavy-lift variant will fly five-segment RSRMs to ferry crew and cargo to bold and challenging destinations. By building on the world's most reliable and proven technology, ATK and NASA will have an affordable, low-risk launch capability for decades to come.

Not only are we pursuing the technologies of the future, we are extending the platform life of the nation's existing missile systems. The U.S. Navy's Trident II (D-5) Fleet Ballistic Missile and the U.S. Air Force's Minuteman III Intercontinental Ballistic Missile – critical components of the nation's nuclear deterrence efforts – rely on ATK propulsion systems to perform their missions. We recently expanded our role on the Minuteman III program by securing second-stage and third-stage propulsion replacement contracts in addition to our existing work on the first-stage propulsion replacement program.

As a result of our efforts to broaden the scope of our capabilities, we now have significant contract backlog on current platforms that will sustain our production base. In addition, we are now well positioned to gain further integration work as the nation develops new missile defense capabilities.

We continually seek to expand our markets beyond traditional launch services by leveraging the talents of our engineers and scientists to develop next-generation technologies such as reactive material warheads. Small projectiles with the firepower of their much larger cousins will increase the effectiveness of existing weapon platforms and open the door to new opportunities on a wide variety of additional platforms such as unmanned aerial vehicles and future weapon systems.

Launch Systems is built on a foundation of more than 60 years as the world's preeminent solid rocket motor provider. We are poised for growth and confident of success. Our innovation, drive to provide our customers with the best, most affordable solutions possible, and commitment to delivering on our promise are both our reputation and our future.



POWERING DEFENSE SYSTEMS

ATK is an industry leader in the design, development, and production of land-based and sea-based strategic missile propulsion systems that form the core of our nation's deterrence to hostile threats. We are also a leading provider of propulsion systems and intercept technologies that offer a credible defense in the event of an attack.

In FY06, ATK entered into multi-year contracts to build motors for the U.S. Navy's Trident II (D5), and replace motors for the U.S. Air Force Minuteman III. In addition, we successfully demonstrated an advanced second-stage motor for one of the nation's newest missile interceptors, the Kinetic Energy Interceptor (KEI) – a mobile, land-based missile defense system that, when deployed, will be able to destroy a hostile threat during its boost, ascent or mid-course phase of flight.

With decades of heritage in strategic missile propulsion and a focus on developing the technologies of tomorrow, ATK forms the propulsion backbone our nation relies on for peace through strength.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-10582

Alliant Techsystems Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**41-1672694**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5050 Lincoln Drive	
Edina, Minnesota	**55436-1097**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(952) 351-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of October 2, 2005, the aggregate market value of the registrant's voting common stock held by non-affiliates was approximately $2.724 billion (based upon the closing price of the common stock on the New York Stock Exchange on September 30, 2005).

As of April 28, 2006, there were 35,227,225 shares of the Registrant's voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the 2006 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Alliant Techsystems Inc. (ATK), which is sometimes called the Registrant in this report, is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets.

ATK was incorporated as a Delaware corporation as a wholly-owned subsidiary of Honeywell Inc. in May 1990 in connection with Honeywell's plan to spin-off to its stockholders certain businesses. The spin-off became effective in September 1990, when Honeywell transferred to ATK substantially all of the assets and liabilities of those businesses. Honeywell subsequently distributed to its stockholders in October 1990 all of ATK's outstanding common stock on a pro rata basis.

The following table summarizes ATK's significant acquisitions:

Date	Company Involved
April 2001	Thiokol Propulsion Corp.
December 2001	Sporting Equipment Group of Blount International, Inc. (now known as the civil ammunition business)
May 2002	Ordnance business of The Boeing Company (now known as ATK Medium Caliber Systems)
October 2002	The business of Science and Applied Technology, Inc. (now known as ATK Missile Systems)
January 2003	Composite Optics, Inc. (COI)
November 2003	Micro Craft and GASL (now known together as ATK GASL)
March 2004	Mission Research Corporation (now known as ATK Mission Research)
September 2004	The PSI Group

ATK conducts its business through a number of separate legal entities that are listed on Exhibit 21 to this report. These legal entities are grouped into ATK's operating segments. ATK's fiscal 2006 segments are as follows: Ammunition, ATK Thiokol, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research.

- The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition accessories.
- The ATK Thiokol segment is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials and structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.
- The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.

- The Advanced Propulsion and Space Systems segment supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites. ATK Mission Research is reported within "Corporate" or "Corporate and Other".

Sales, income before interest, income taxes and minority interest, total assets, and other financial data for each segment for the three years ended March 31, 2006 are set forth in Note 14 to the consolidated financial statements, included in Item 8 of this report.

Effective April 1, 2006, ATK realigned its business operations. As a result of this realignment, ATK renamed its ATK Thiokol segment to Launch Systems Group and its Ammunition segment to Ammunition Systems Group, and consolidated the Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research segments into a new segment, Mission Systems Group. Following this realignment, ATK has three segments: Mission Systems Group, Ammunition Systems Group, and Launch Systems Group. The April 1, 2006 realignment is not reflected in the information contained in this report.

References in this report to a particular fiscal year are to the year ended March 31 of that calendar year.

Many of ATK's products and programs are customarily referred to by customers or in the marketplace by acronyms. Many of these acronyms are included in this report (in parentheses following the product or program name) for the convenience of subsequent reference, and for the benefit of readers who may be more familiar with the acronyms than with the actual product or program names.

Ammunition

The following table summarizes the principal programs in ATK's Ammunition segment, including identification of the customer and the ultimate end-user:

Principal Programs	Primary Customer	Ultimate End-User	Description
Small-Caliber Ammunition:			
Small-Caliber Ammunition	U.S. Army and allied nations	U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marines, and allied nations	Primary source to the U.S. Department of Defense for the following small-caliber ammunition: .22 Cal.; .45 Cal.; 5.56mm, 7.62mm, .30 Cal. and .50 Cal.
Medium-Caliber Chain Guns:			
25mm M242 Bushmaster	U.S. Army, U.S. Navy, and allied nations	U.S. Army, U.S. Navy, and allied nations	Chain gun used on the U.S. Army's Bradley Fighting Vehicle and the U.S. Marine's Light Armored Vehicle (LAV).

Principal Programs	Primary Customer	Ultimate End-User	Description
30/40mm MK44	U.S. Marines, U.S. Navy, and allied nations	U.S. Marines, U.S. Navy, and allied nations	Chain gun used by the U.S. Marines for the Advanced Amphibious Assault Vehicle (AAAV) and the CV9030 fighting vehicle.
30mm M230	U.S. Army	U.S. Army and allied nations	Chain gun used on the U.S. Army's AH-64 Apache and Apache Longbow helicopters.
Medium-Caliber Ammunition:			
20mm Ammo	U.S. Air Force, U.S. Navy	U.S. Air Force, U.S. Navy, and allied nations	20mm ammunition for fixed-wing and rotary aircraft, Navy ship-mounted cannons, and Army counter rocket, artillery, and mortar systems.
25mm Ammo	U.S. Army	U.S. Army, U.S. Navy, U.S. Marines, and U.S. Air Force	Medium-caliber training and tactical ammunition for ground vehicle and aircraft mounted guns.
30mm Ammo	U.S. Air Force, U.S Army	U.S. Air Force, U.S. Army	LW30mm and 30mm training and tactical ammunition for ground vehicles and aircraft mounted guns.
Solid Extruded Propellants:			
Mk-90	General Dynamics	U.S. Army, U.S. Air Force	Mk-90 propellant grains for the Hydra 70 and APKWS unguided and guided applications.
Large-Caliber Propellants	General Dynamics, U.S. Army, and U.S. Marines	U.S. Army and U.S. Marines	Single and triple base propellant for 155mm Modular Artillery Charge Systems (MACS). Single and double base propellant for 120mm tank training and tactical ammunition.
Medium-Caliber Propellants	U.S. Army	U.S. Army, U.S. Navy, U.S. Air Force, and U.S. Marines	Flake propellants for 25mm and 30mm training and tactical ammunition.
Commercial Powder	Original equipment manufacturers	Private citizen use	Gunpowder for original equipment manufacturers and reloaders.
Energetic Materials:			
TNT	U.S. Army	U.S. Army, U.S. Air Force, U.S. Marines	TNT explosive fill for artillery rounds and general purpose bombs.
Nitrocellulose	U.S. Department of Defense	U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marines, Commercial	Primary energetic material used in the manufacture of gun propellants, rocket motor grains, and combustible cases.

Small-Caliber Ammunition. ATK manufactures and develops small-caliber ammunition for the U.S. military, U.S. allies, federal and local law enforcement agencies, and commercial markets. ATK produced approximately 1.3 billion rounds of ammunition in fiscal 2006 for the U.S. military and U.S. allies, consisting of .22 caliber, .45 caliber, 5.56mm, 7.62mm, .30 caliber, and .50 caliber cartridges. ATK also manufactures metal links for belting of all sizes of ammunition, ranging from 5.56mm rifle ammunition to 40mm grenades.

ATK's small-caliber ammunition operations for the U.S. military and U.S. allies are conducted at the Lake City Army Ammunition Plant (Lake City) in Independence, Missouri. Lake City is the Army's principal small-caliber ammunition production facility and is the primary supplier of the U.S. military's small-caliber ammunition needs. ATK took over operation of this facility on April 1, 2000 and is responsible for managing it, including leasing excess space to third parties in the private sector. ATK has a 10-year production contract to supply the Army's small-caliber ammunition needs that expires April 1, 2010. ATK also has a facilities-use contract for the plant that expires in April 2025. Although the facilities-use contract expires 15 years after the plant production contract, if the plant production contract is not renewed, ATK believes the U.S. Army would relieve ATK of all of its obligations under the facilities-use contract.

In addition to production, ATK performs research and development for military ammunition and ammunition manufacturing and supports the Armament Research, Development and Engineering Center (ARDEC) at Picatinny Arsenal, New Jersey for U.S. Department of Defense (DoD) sponsored product design, development, and testing. ATK is working on several technologies to reduce the weight of small-caliber ammunition and its associated packaging. ATK is also working with ARDEC on replacement of the lead contained in most rounds, driving towards an environmentally clean round, referred to as "green" ammunition, for training use on ranges where lead contamination has been identified as an issue.

ATK also manufactures small-caliber ammunition for federal and local law enforcement agencies and commercial markets. Principal products in the civil ammunition business include ammunition for shotguns, pistols, and rifles, and industrial power loads for the construction industry. These ammunition products are marketed under a number of well-known brand names including Federal (Premium, Gold Medal, and American Eagle), CCI, Speer (Gold Dot and Blazer), and Estate Cartridge. These products are well known in their respective markets and are recognized for their quality by law enforcement officials and shooting sports enthusiasts. These products are distributed via mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors, law enforcement agencies, and government agencies.

Medium-Caliber Chain Guns. ATK supplies medium-caliber gun systems to the U.S. military and allied nations. The ATK "chain gun" family of products provides greater operational safety, accuracy, and reliability than gas-powered guns. Their lighter weight and lower recoil make them desirable for rotary aircraft, light vehicle, and shipboard deck mount applications. ATK produces the 25mm M242 Bushmaster used by the U.S. Army for the Bradley Fighting Vehicle and by the U.S. Marines for the Light Armored Vehicle (LAV). The M242 has been integrated into many international vehicles for U.S. allies. Additionally, the 30/40mm Mk44 is used by the U.S. Marines for the Advanced Amphibious Assault Vehicle (AAAV) and is also in international production for U.S. allies. ATK has also developed the next generation Bushmaster chain gun, the 35mm Bushmaster III, and is currently under contract to supply production quantities to allied nations. The 30mm M230 Chain Gun for the U.S. Army's AH-64 Apache and AH-64D Apache Longbow is also entering international production for naval patrol applications. ATK also performs maintenance, refurbishment, and logistic support services for its chain guns in support of the U.S. military and its allies.

Medium-Caliber Ammunition. ATK is a leading supplier of medium-caliber ammunition and fuzes and produces, designs, and develops medium-caliber ammunition for the U.S. military and U.S. allies. Production programs include:

- The 20mm family of ammunition for U.S. Air Force, U.S. Navy, and allied fighter aircraft and attack helicopters, and Navy ship-mounted cannons;
- The 25mm family of Bushmaster rounds used for the main armaments of the U.S. Army's Bradley Fighting Vehicle and the Light Armored Vehicle (LAV), as well as by some of the U.S. Navy's shipboard defense systems and by other fighting platforms of U.S. allies;
- The Lightweight 30mm family of ammunition for the U.S. Army's Apache attack and Blackhawk helicopters; and
- The GAU-8/A 30mm family of armor-piercing, high-explosive incendiary and target practice rounds currently used by the U.S. Air Force's A-10 close combat support aircraft, the CV9030 infantry fighting vehicle, and planned for use on the U.S. Marine Corps Expeditionary Fighting Vehicle (EFV) and the U.S. Air Force AC-130 gunship.

ATK is also the only producer of the M758, M759, and FMU-151 family of mechanical fuzes for the high-explosive medium-caliber ammunition used on the Bradley Fighting Vehicle, the Apache helicopter, and the AC-130 gun ship.

Medium caliber development programs are focused on the improvement in reliability and performance of the ammunition. Programs include a new 20mm Penetrator with Enhanced Lateral Effect (PELE®) fragmenting ammunition, a 25mm multi-purpose ammunition for urban target sets, and a new electromechanically fuzed family of ammunition for air burst applications.

Solid Extruded Propellants. ATK manufactures, designs, and develops solid extruded propellants for use in over 25 types of ammunition and rockets used by the U.S. military services.

Primary production programs include propellants for multiple training and war reserve 120mm tank rounds, the modular artillery charge system, and 25mm and 30mm ammunition. ATK is also the only supplier to the U.S. Government of Mk-90 propellant grains for use in the Hydra 70 and Advanced Precision Kill Weapon System (APKWS) rocket applications and launch motors for the Tube-launched, Optically-tracked, Wire-guided (TOW-2) missile. ATK is a major producer of several types of smokeless nitrocellulose, which is a primary ingredient in the manufacturing of ammunition propellants and powders. In addition to the military programs, ATK produces a wide range of commercial gun powders for manufacturers of sporting ammunition and reloaders, who make their own ammunition by refilling previously-fired cartridge casings.

Energetic Materials. In fiscal 2004, ATK received a contract to produce ordnance energetic material (TNT) for the DoD. Work under the contract is being performed at the Radford Army Ammunition Plant (Radford) in Radford, Virginia. This contract makes ATK the sole supplier of TNT to the DoD. The contract is a 5-year Indefinite Delivery/Indefinite Quantity procurement for TNT that includes the construction of a National Industrial Technology Base facility capable of producing 15 million pounds of ordnance energetics per year. The TNT being produced is primarily for general purpose bombs and 155mm artillery.

ATK is the only North American supplier of military-specification nitrocellulose, which is the primary energetic material for many gun propellants, rocket motor grains, and combustible cases. ATK nitrocellulose is used in all tank and artillery ammunition, APKWS rocket motors, and combustible cases for 120mm tank rounds as well as the 155mm MACS for the Paladin Self Propelled Howitzer. The nitrocellulose produced by ATK at Radford is also used in both the combustible case and propellants for most mortar systems used by the U.S. Army. In addition to these larger caliber applications, ATK's nitrocellulose is used to manufacture the propellants used in production of small- and medium-caliber ammunition and commercial propellants.

Commercial Accessories. ATK manufactures reloading equipment, gun care products, and other accessories. Principal products in the accessories operations include reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition, gun care products and accessories, and trap-shooting products. ATK sells these products under well-known brand names, including RCBS, Outers, Champion Traps & Targets, Shooter's Ridge, Weaver, Redfield, and Simmons. ATK distributes these products via mass merchants, specialty sporting equipment stores, and specialty sporting equipment distributors. These products have leading market shares in their respective product categories.

ATK Thiokol

The following table summarizes the principal programs in the ATK Thiokol segment, including identification of the customer and the ultimate end-user:

Principal Programs	Primary Customer	Ultimate End-User	Description
Civil Manned Space Launch Vehicles:			
Reusable Solid Rocket Motors (RSRM) and Booster Separation Motors for the Space Shuttle	NASA	NASA	Reusable solid rocket motors for NASA's Space Shuttle. Motor cases are recovered, refurbished, and recast.
Unmanned Space Launch Vehicles:			
Graphite Epoxy Motor (GEM) 40, 46 and 60 for Delta II, III, and IV	Boeing	Commercial and government customers	Solid rocket boosters used for additional thrust on Boeing's Delta family of launch vehicles.
Orion Motors	Orbital Sciences	Commercial and government customers	Family of three rocket motors plus derivatives used for the Pegasus®, Taurus®, and Minotaur launch vehicles.
CASTOR 120® and CASTOR® IV series	Orbital Sciences, Lockheed Martin, Mitsubishi Heavy Industries, Astrium	Commercial and government customers	First and second stage propulsion for a number of small payload expendable launch vehicles and as strap-on boosters for medium payload vehicles. Used on the Taurus®, Atlas IIAS, Athena, Maxus, and H-IIA launch vehicles.
Solid Rocket Motor Upgrade for Titan IVB	Lockheed Martin	U.S. Air Force	Solid rocket motor upgrade boosters for heavy-lift launch vehicles.

Principal Programs	Primary Customer	Ultimate End-User	Description
Strategic:			
Minuteman III	Northrop Grumman	U.S. Air Force	Propulsion replacement solid rocket motors for all three stages of silo-launched intercontinental ballistic missiles. Includes motor washout, reclaiming/refurbishing hardware, and reloading motors.
Trident II	Lockheed Martin	U.S. Navy	Solid rocket motors for first, second, and third stage of submarine-launched intercontinental ballistic missiles.
Ground-based Midcourse Defense, Ground-based Interceptor	Boeing, Orbital Sciences, Lockheed Martin	Missile Defense Agency	Solid propulsion systems for missiles to intercept incoming ballistic missiles. Derivatives of GEM and Orion motors are being used in multiple boost vehicle configurations.

Civil Manned Space Launch Vehicles. ATK is the sole manufacturer of the Space Shuttle Reusable Solid Rocket Motors (RSRM), which provide 80% of the initial thrust necessary for the National Aeronautics and Space Administration (NASA)'s Space Shuttle orbiters to reach orbit. A set of two RSRMs provides propulsion, in tandem with a liquid propulsion system, for the Space Shuttle. The RSRM uses a metal case and nozzle components that are recovered from the ocean after each flight. The metal cases and nozzle components are then cleaned, refurbished, and manufactured for reuse. ATK is currently under contract with NASA to provide RSRMs and other related services through May 2007. ATK recognizes sales on the RSRM contract as costs are incurred. The RSRM program represented 13% of ATK's total fiscal 2006 sales.

As a result of the investigation of the February 1, 2003 Columbia failure and temporary suspension of Space Shuttle flights, NASA directed ATK on June 3, 2003 to slow down the production rate of RSRM motor segments, but to maintain necessary and critical staffing skills. The Space Shuttle returned to flight July 26, 2005, and the next launch is scheduled to occur in July 2006 or later. The continued production slowdown has not and is not expected to significantly impact RSRM staffing. Metal case and nozzle hardware for the program have been purchased under prior contracts and are reused after each Space Shuttle flight. Expendable raw materials used in propellant manufacturing are the items being most affected by the slowdown, but the reduction to raw materials purchase quantities has been and is expected to continue to be partially offset by materials pricing increases due to the lower quantities being purchased and increases in program safety and supplier viability initiatives. In addition to ATK's future role in the Crew Launch Vehicle (CLV) and Heavy Lift Launch Vehicle (HLLV) discussed below, ATK has also been selected to provide Space Shuttle Booster Separation Motors, which likely will be used for the HLLV, and has developed and provided a repair system for the Orbiter Wing Leading Edge.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as 2010; to be replaced by new spacecraft and supporting exploration launch systems. On September 19, 2005, NASA announced the results of its architecture study from which NASA chose the shuttle-derived option for its new launch system due to its superior safety, cost and its availability. This option includes the current four-segment, or an upgraded five-segment, Shuttle Solid Rocket Booster as the first stage for its new Apollo-style CLV and two five-segment Shuttle Solid Rocket Boosters as the initial thrust for its

HLLV for the future NASA launch systems. A technical directive under ATK's current RSRM contract has been received from NASA for ATK to begin studying and planning for the use of the ATK RSRM in these two new systems.

Unmanned Space Launch Vehicles. ATK produces propulsion systems for some of the most significant space launch vehicle programs in the United States, including the Titan, Delta, and Atlas programs.

- *Graphite Epoxy Motors, or GEM.* The GEM series of propulsion systems is used as solid strap-on boosters for Boeing's Delta launch vehicle family, which consists of the Delta II, Delta III, and Delta IV vehicles. The Delta II is a medium-lift expendable launch vehicle developed for both government and commercial applications. The Delta II employs the GEM-40, a graphite epoxy motor measuring 40 inches in diameter. ATK is completing production on a contract with Boeing for a larger strap-on GEM-46 booster for the enhanced medium-lift Delta III expendable launch vehicle. ATK also has a contract to produce a new, even larger GEM-60 booster to be used with versions of the new Delta IV expendable launch vehicle. Delta II uses either three, four, or nine motors per launch; Delta III uses nine motors per launch; and the Delta IV Medium Plus vehicle uses either two or four motors per launch.

  With a 40-year history, the Delta family of expendable launch vehicles has what is perhaps the most successful flight record of any rocket currently in service. The Delta family has also launched into orbit the first passive communications satellite, ECHO; the first European satellite, Ariel 1; the first communications satellite to reach geosynchronous orbit, Syncom 2; and two Mars Rover missions.

- *Orion Motors.* Orion motors are used on the Pegasus®, Taurus®, and Minotaur launch vehicles. Pegasus® is a small-lift air-launched vehicle initially lifted by a conventional aircraft. Minotaur is a ground-launched vehicle for small payloads. Taurus® is a ground-launched vehicle for payloads larger than those that can be carried by Pegasus® and Minotaur. Pegasus® and Taurus® carry U.S. Government, foreign government, and commercial payloads. Minotaur carries only U.S. Government payloads. Each Pegasus® vehicle contains three solid propulsion stages, all produced by ATK. The three Orion motors are also used in upper stages on Taurus® and two of the motors are used in upper stages on Minotaur. Minotaur also uses two refurbished motors from excess Minuteman strategic missiles.

- *CASTOR® Motors.* The CASTOR® family of solid rocket motors is used in the first and second stages of a number of small payload expendable launch vehicles and as strap-on boosters. CASTOR 120® is used as the first stage on the Taurus® launch vehicle, the first stage on Athena I, and the first and second stage on Athena II launch vehicles. CASTOR® IV is used as strap-on thrust augmentation on the Atlas IIAS, with four motors used per launch. CASTOR IVA-XL motors are used as strap-on boosters on the Japanese H-IIA launch vehicles, with two or four motors used per launch. Taurus and Athena I and II are small payload launch vehicles, and Atlas IIAS and Japanese H-IIA are medium-lift vehicles. CASTOR® IVB is also used on the Maxus sounding rocket.

- *Titan Solid Rocket Motor Upgrades.* The solid rocket motor upgrade that provides the initial stage propulsion for Lockheed Martin's Titan IV B HLLV is used by the U.S. Air Force. Two motors are used per launch and each motor has three composite case segments. ATK completed production on this program in early calendar year 2002 and completed launch support in November 2005. ATK is in the process of closing out its contract for Titan launch operations support for inspection and oversight of solid rocket motor processing operations at the launch sites.

Strategic. ATK provides propulsion systems for strategic missiles such as the Trident II and Minuteman, as well as those being proposed for Ground-based Midcourse Defense.

- *Intercontinental Ballistic Missiles.* ATK produces replacement solid rocket motors for all three stages of Minuteman III, which is a silo-launched intercontinental ballistic missile. ATK has responsibility to perform all manufacturing on the Minuteman III Program, but maintains a contract sharing agreement with United Technologies Corporation's Pratt and Whitney that previously manufactured certain elements of the Minuteman III stages. ATK developed and produced all first stage motors for the Peacekeeper and Minuteman I, II, and III missiles, and third stages for both the Peacekeeper and Minuteman II missiles for the U.S. Air Force and provides continuing aging studies and some operational support services for these missile systems.

  Trident II is a submarine-launched intercontinental ballistic missile composed of three solid propulsion stages. ATK produces each of the three solid propulsion stages of this missile under a contract with Lockheed Martin. In addition to the Trident II production contract, ATK has contracts with Lockheed Martin to provide operational support services for the U.S. Navy's existing fleet of both Trident I and Trident II missiles.

- *Ground-based Midcourse Defense.* ATK is currently working as a motor supplier and subcontractor for the development and testing phase for multiple boost vehicle configurations of the U.S. Government's Ground-based Midcourse Defense ground-based interceptor for incoming ballistic missiles. ATK recently completed a contract for a vectorable nozzle version of the Delta II GEM-40 booster for Lockheed Martin to be used as the first stage in one vehicle configuration. ATK is also under contract to Orbital Sciences for derivatives of three Orion motors in a second boost vehicle configuration. ATK is well positioned to participate in all evolving configurations while spiral development and future deployment options are exercised over the next few years.

Other Products. ATK also manufactures visible and infrared illuminating devices and laser initiation devices. ATK also provides solid rocket motor propellant reclamation services. ATK is a leader in propulsion technology and development and has multiple contracts with U.S. Government laboratories including the Air Force Research Laboratory.

Precision Systems

The following table summarizes the principal programs in ATK's Precision Systems segment, including identification of the customer and the ultimate end-user (an * indicates that the programs and products are in development and not yet in production):

Principal Programs	Primary Customer	Ultimate End-User	Description
Missile Systems:			
Advanced Anti-Radiation Guided Missile (AARGM)*	U.S. Navy	U.S. Navy	Upgrade to the AGM-88 High-Speed Anti-Radiation Missile (HARM) designed to counter threat shutdown tactics and improve accuracy using an advanced precision strike guidance system.
High Speed Anti-Radiation missile Demonstration (HSAD)*	U.S. Navy	U.S. Navy	Upgraded forebody (seeker, payload, and transition section) for Office of Naval Research demonstration program for the next generation anti-radiation weapon.

Principal Programs	Primary Customer	Ultimate End-User	Description
Precision Munitions:			
Precision-Guided Mortar Munition (PGMM)*	U.S. Army	U.S. Army	Precision-guided 120mm mortar round for existing and Future Combat System (FCS) line-of-sight and beyond line-of-sight applications.
Extended Range Munition (ERM) / Ballistic Trajectory Extended Range Munition (BTERM II)*	U.S. Navy	U.S. Navy	Development of a five-inch rocket-assisted gun-launched guided projectile for the U.S. Navy's Naval Surface Fire Support (NSFS) requirement.
Mid Range Munition (MRM)*	U.S. Army	U.S. Army	Precision-guided kinetic energy ammunition for the Future Combat System (FCS) used during line-of-sight and beyond line-of-sight engagements requiring precision fire.
Advanced Gun System Long Range Land Attack Projectile (AGS LRLAP)*	Lockheed Martin	U.S. Navy	Development and transition to production of the aft assembly for the 155mm rocket-assisted gun-launched guided projectile being developed for the DDG-1000 Advanced Gun System.
Tank Ammunition:			
120mm Training Ammo	U.S. Army	U.S. Army, U.S. Marines, and allied nations	Training ammunition for the Abrams tanks of the U.S. forces and allied nations.
Multi-purpose Anti-Tank (MPAT) Training Ammo*	U.S. Army	U.S. Army	Future training round for the Abrams tank.
M829A3 Tactical Ammo	U.S. Army	U.S. Army	Tactical ammunition for the Abrams tank.
M830A1 Tactical Ammo	U.S. Army	U.S. Army and U.S. Marines	Tactical ammunition for the Abrams tank.
120mm Egypt Co-Pro	U.S. Army	Egyptian Government	Equipment and services to manufacture 120mm training ammunition in Egypt.
105mm Canister (XM1040)*	U.S. Army	U.S. Army	105mm Canister round (Anti-personnel) for application with Stryker brigades.
Barrier Systems:			
Spider	U.S. Army	U.S. Army	Land barrier system that uses operators in the loop to avoid indiscriminate activation.

Principal Programs	Primary Customer	Ultimate End-User	Description
Matrix	U.S. Army	U.S. Army	Land barrier systems that builds on Spider technology for protection of ground-based personnel.
VLSAS International	Allied nations	Allied nations	Vehicle-launched scatterable anti-tank barrier system.
Electronic Warfare Systems and Electronic Support Equipment:			
AAR-47 Missile Warning System	U.S. Navy	U.S. Navy, U.S. Air Force, and international customers	Electronic Warfare system designed to protect helicopters and slow/low-flying aircraft against surface-to-air missiles.
Mobile Ground-to-Air Radar Jamming System (MGARJS)	Republic of Egypt	Republic of Egypt	Provide enhancements to previously-delivered MGARJS systems.
Common Munitions BIT/Reprogramming Equipment (CMBRE)	U.S. Air Force	U.S. Air Force, U.S. Navy, and international customers	Portable flight line tester designed to interface with smart munitions. CMBRE initiates built-in-test (BIT), provides BIT status, and uploads/downloads Operational Flight Programs (OFPs) and mission planning data.
Soldier Weapon Systems:			
XM25*	U.S. Army	U.S. Army	Lightweight, shoulder-fired weapon that fires 25mm Air-Bursting Grenades.
Tactical Rocket Motors and Warheads:			
Air-to-Air:			
Advanced Medium-Range Air-to-Air Missile (AMRAAM)	Raytheon	U.S. Air Force, U.S. Navy, and allied nations	Propulsion and warhead for the AIM-120 Advanced Medium-Range Air-to-Air Missile.
Sidewinder	Raytheon	U.S. Navy and U.S. Air Force	Propulsion for the AIM-9X and AIM-9M Sidewinder air-to-air missile.
Sparrow	U.S. Navy	Allied nations	Propulsion for the AIM-7 air-to-air missile and the RIM-7 Sea Sparrow surface-to-air missile.
Air-to-Ground:			
Hellfire/Longbow	Lockheed Martin	U.S. Army, U.S. Marines, and allied nations	Solid propulsion for the AGM-114 anti-armor air-to-surface missile generally fired from helicopters. It has also been launched from the Predator Unmanned Aerial Vehicle (UAV).

Principal Programs	Primary Customer	Ultimate End-User	Description
Brimstone	Boeing	U.K. Ministry of Defense	Propulsion for anti-armor air-to-surface missile. ATK is also responsible for the shaped charge warhead.
Sensor Fuzed Weapon	Textron	U.S. Air Force and allied nations	Propulsion for sensor fuzed weapon anti-armor munitions.
Maverick	Raytheon	U.S. Air Force, U.S. Navy, and allied nations	Propulsion, heavy and light warhead for the AGM-65 air-to-surface missile.
Harpoon	Boeing	U.S. Navy and allied nations	Solid propulsion booster motor for the Harpoon missile.
Ground-to-Ground:			
Tube-launched, Optically-tracked, Wire-guided (TOW-2) Missile	Raytheon	U.S. Army and allied nations	Propulsion for tube-launched, optically-tracked, wire-guided anti-tank missile.
Line-of-Sight Anti-Tank (LOSAT)	Lockheed Martin	U.S. Army	Propulsion for the LOSAT kinetic energy missile that will defeat advanced armor systems.
Compact Kinetic Energy Missile (CKEM)*	Raytheon, Miltec	U.S. Army	Propulsion for CKEM that will defeat advanced armor systems.
Predator	Lockheed Martin	U.S. Marines	Propulsion for a shoulder launched anti-tank missile.
Surface-to-Air:			
Evolved Sea Sparrow	Raytheon	U.S. Navy and NATO countries	Propulsion for surface-to-air missile.
Rolling Airframe Missile (RAM)	U.S. Navy	U.S. Navy and German Navy	Solid propulsion for the RAM ship defense missile.
Fuzes and Proximity Sensors:			
Gun Hardened Fuzes:			
M734A1 Safe and Arming Device	L-3/KDI Precision Products Inc.	U.S. Army	M734 multi-option mortar fuze has proximity, near-burst, impact, and delay setting capabilities.
Multi-Option Fuze for Artillery (MOFA)	U.S. Army	U.S. Army	NATO-standard all-purpose artillery fuze for bursting munitions. Inductively set to detonate by target proximity, time, delay after impact, or upon impact.
Electronic Time Fuze for Mortars (ETFM)*	U.S. Army	U.S. Army	Electronic fuze to replace multiple mechanical Mortar fuzes.

Principal Programs	Primary Customer	Ultimate End-User	Description
Air Armament Fuzes:			
DSU-33 Proximity Sensor	U.S. Air Force	U.S. Air Force	Proximity sensor that detonates bombs as they approach the ground.
FMU-139	Allied nations and U.S. Navy	Allied nations, U.S. Navy and U.S. Air Force	Electronic bomb fuze designed for MK80 series general-purpose air-delivered weapons.
Composite Structures:			
F-22 Pivot Shaft and By-Pass Screen	Lockheed Martin	U.S. Air Force	Structural component for the F-22 aircraft.
Javelin Launch Tube	Raytheon/ Lockheed Martin Joint Venture	U.S. Army	Fully integrated composite launch tube with sighting mechanism.
Lithium and Lithium-ION Batteries:			
Multi-Option Fuze for Artillery (MOFA) Battery	U.S. Army and L-3/KDI Precision Products Inc.	U.S. Army	Lithium reserve battery for artillery applications.

Missile Systems. ATK has combined its missile system engineering capabilities with its strengths in propulsion, warheads, and high volume manufacturing in the pursuit of missile systems opportunities. Key programs include:

- *AGM-88E Advanced Anti-Radiation Guided Missile (AARGM).* AARGM is an innovative weapon system upgrade to the current generation AGM-88 High Speed Anti-radiation Missile (HARM). AARGM employs a multi-sensor guidance system capable of engaging enemy air defenses even after shut down of radar emissions. AARGM's design incorporates state-of-the-art passive and active radar systems that are integrated in a distributed architecture to provide enhanced performance and modular growth to meet evolving threat capabilities. ATK is in the System Development and Demonstration (SDD) phase and anticipates transitioning to low rate production by 2008.
- *High Speed Anti-Radiation Missile Demonstration (HSAD).* ATK is under contract to provide the forebody (seeker, payload, and transition section) for the Office of Naval Research's demonstration program known as HSAD. This program is intended to develop and demonstrate a next-generation anti-radiation weapon that will fly twice the range of the current HARM at two to three times the average velocity. Ultimately, this weapon will provide the U.S. Navy the capability to prosecute enemy air defenses, command and control systems, and other time-critical targets from a safe, stand-off distance and will be deployable from all planned U.S. Navy tactical aircraft including the F/A-18C/D/E/F, the EA-6B and follow-on airplane, the JSF, and the Unmanned Combat Air Vehicle (UCAV).

Precision Munitions. ATK is applying its capabilities in system engineering, Guidance, Navigation and Control (GNC), airframes, propulsion, warheads, sensor and seeker technology, and gun hardened electronics to the development of the next generation of precision munitions. Current key development contracts include:

- *Precision Guided Mortar Munition (PGMM).* ATK is under contract to develop and begin low-rate production for a precision-guided 120mm mortar for the U.S. Army. This smart mortar round flies ballistically to a laser-designated target, maneuvers in flight, and delivers its warhead for maximum effectiveness while minimizing collateral damage.

- *Extended Range Munition (ERM) / Ballistic Trajectory Extended Range Munition (BTERM II).* ATK is leading an industry team developing a ballistic trajectory, Global Positioning System (GPS)-guided solution to U.S. Navy and U.S. Marine requirements for affordable, long-range, precise artillery. ATK's BTERM II differs from other approaches in its simplicity and relatively low cost, as well as its application to various gun types and calibers. Its application to the existing Navy inventory of 5"/54-caliber guns enables rapid introduction throughout the fleet, providing the Navy a break-through improvement in fire support capability.
- *Mid Range Munition (MRM).* ATK is developing an extended range kinetic energy tank round for use by the U.S. Army's Future Combat System (FCS). This smart tank round incorporates a multi-mode seeker (MilliMeter Wave (MMW) and Semi-Active Laser (SAL)) and advanced rocket motor to locate and destroy intended targets at beyond-line-of-sight ranges.
- *Advanced Gun System Long Range Land Attack Projectile (AGS LRLAP).* ATK is supporting Lockheed Martin with development and transition to production of the round's aft assembly that includes airframe, tail fin assembly, and rocket motor for this 155mm extended range guided projectile for the Advanced Gun System under development for DDG-1000.

Tank Ammunition. ATK produces and develops a family of tactical and training tank rounds that is used by the Abrams tanks of the U.S. Army, Army Reserve, National Guard, U.S. Marines, and U.S. allies. Such rounds include the M830A1 multi-purpose round, the M829A3 kinetic energy round, and the M831A1 and M865 training rounds. ATK is the only producer of the M830A1 and M829A3 rounds. ATK is one of two suppliers to the U.S. Government for the M831A1 and M865 training rounds. ATK is currently under contract to the U.S. Army for initial production of the Multi-Purpose Anti-Tank (MPAT) training round, designated the XM1002, and is completing development of the XM1040 105mm Canister Anti-Personnel Round for the Stryker Brigade vehicles.

Barrier Systems. ATK develops and produces advanced barrier systems. ATK has international contracts and opportunities in Vehicle-launched Scatterable Anti-tank munition systems (VLSAS) in this area. ATK also has contracts to develop the Anti-Personnel Land Mine Alternative program, or Spider, which is designed to be an integrated barrier system having operator command and control capabilities as an alternative to current potentially indiscriminate land mines and mine fields. This system is designed to provide an increased measure of operational effectiveness and minimize risks to friendly troops and civilians. ATK has also developed Matrix, a derivative of Spider and is under contract for rapid deployment of this technology to the field.

Electronic Warfare Systems and Electronic Support Equipment.

- *AAR-47 Missile Warning System.* ATK produces the AAR-47 missile warning system, a passive electro-optic threat warning device used to protect low, slow-flying helicopters, and fixed-wing aircraft by detecting ground-to-air-missiles.
- *Mobile Ground-to-Air Radar Jamming System (MGARJS).* ATK produces the MGARJS, which provides electronic warfare field support capability to protect high-value targets and installations. The system provides air surveillance, acquisition, and analysis of airborne radar systems, directed electronic countermeasures to deny the effective use of those radar systems, and radar track integration with air defense networks.
- *Common Munitions BIT/Reprogramming Equipment (CMBRE).* ATK produces the CMBRE, which is a portable field tester/mission programmer with a common interface to support the growing U.S. inventory of smart weapons. Smart weapons provide mid-air guidance updates and can locate, track, and attack targets at extended range.

Soldier Weapon Systems. The XM25 is a 25mm weapon system that fires a high-explosive air-bursting munition with a smart fuze providing increased firepower. The XM25 uses a full function fire control system including day optics, laser range finder, and thermal sights. ATK is responsible for development and systems integration of the XM25 weapon system.

Tactical Rocket Motors and Warheads. ATK designs, develops, and supplies solid propulsion systems and advanced warheads for tactical weapons used by the U.S. Army, U.S. Navy, and U.S. Air Force. These include air-to-air missiles, air-to-ground missiles, ground-to-ground missiles, and ground-to-air missiles.

- *Air-to-Air.* ATK is the sole producer of air-to-air missile propulsion for the U.S. DoD. The AIM-120 Advanced Medium-Range Air-to-Air Missile (AMRAAM) is beginning Lot 17 of 24 planned production lots. In addition, rocket motors for the AIM-9X and AIM-9M Sidewinder and the AIM-7 Sparrow air intercept missiles are being produced. Technology development programs include next generation propulsion systems for AMRAAM and AIM-9X.

- *Air-to-Ground.* Major production programs include the AGM-114 Hellfire II/Longbow and Brimstone rocket motors and warheads, all of which are anti-armor missiles fired from rotary wing and fixed wing aircraft. The Sensor Fuzed Weapon is used to neutralize land combat vehicles, defeating multiple targets from a single munitions dispenser. The AGM-65 Maverick is a general purpose air-to-ground missile. A technology development program is the Controllable Thrust for Common Missile, an advanced anti-armor missile.

- *Ground-to-Ground.* ATK has been the U.S. Army's primary supplier of launch and flight motors for the TOW-2 (a tube launched, optically tracked, wire guided anti-tank missile) since the program's inception in 1981. ATK produces the propulsion for the Line-of-Sight Anti-Tank (LOSAT) missile, a high-speed kinetic energy missile used to defeat advanced armor systems. ATK is developing propulsion systems for the Predator, an integral launch and flight propulsion system for a shoulder launched anti-tank missile; Mongoose, a tractor motor for deploying a mine detonation net for advancement of combat vehicles on the battlefield; and Compact Kinetic Energy Missile (CKEM), a kinetic energy missile that will defeat advanced armor systems.

- *Surface-to-Air.* Major production programs include the Evolved Sea Sparrow Missile (ESSM), a longer range version of the Sea Sparrow propulsion system; the RIM-7 Sparrow, the current medium range ship defense missile; and the rocket motor case for the MK112 RAM propulsion system, a short range ship defense missile.

Fuzes and Proximity Sensors. ATK designs, develops, and supplies fuzes and proximity sensors for tactical weapons used by the U.S. Army, Navy, Air Force, and allied nations. These include gun hardened and air armament fuzes.

- *Gun Hardened Fuzes.* ATK's sole source fuze production programs include the safe and arming subsystem for the M734A1 fuze for mortar rounds. The safe and arming subsystem ensures that a round is armed and ready to fire only after it has met specific safety events during launch. ATK is also developing the U.S. Army's Electronic Time Fuze for Mortars (ETFM). ATK is also under a multi-year contract to produce the M782 Artillery Multi-Option Fuze for Artillery (MOFA). It is inductively set to detonate by target proximity, time, delay after impact, or upon impact, and is operable with all existing and developmental 105mm and 155mm artillery systems.

- *Air Armament Fuzes.* ATK is under contract to produce the DSU-33C/B proximity sensor for air-delivered bombs. This sensor allows a bomb to be detonated as it approaches the ground, thereby increasing the bomb's overall effectiveness. ATK has received direct production contracts from several nations allied with the United States. The FMU-139 fuze is compatible with MK80 series weapons and variants used by Air Force and Navy aircraft.

Composite Structures. ATK is the sole source producer of composite Javelin Launch Tubes, composite sabots for the M829A3 Tactical Round, and composite Pivot Shafts and By-Pass Screens for the F-22 Aircraft. Other composite structure opportunities include structural components for missiles, military land vehicles, Navy ships, gun turrets, torpedo launch tubes, composite overwrapped pressure vessels for use on satellites, and various structures for liquid propulsion tanks.

Lithium and Lithium-ION Batteries. ATK develops and manufactures specialized lithium batteries for U.S. and foreign military and aerospace customers. The principal lithium battery products are reserve batteries, which are used in such applications as anti-tank barriers, fuzes, and artillery systems that require long-term storage capacity. ATK has been awarded contracts for the U.S. Army's M767 and MOFA fuzes.

Advanced Propulsion and Space Systems

The following table summarizes the principal programs in ATK's Advanced Propulsion and Space Systems segment, including identification of the customer and the ultimate end-user (an * indicates that the programs and products are in development and not yet in production):

Principal Programs	Primary Customer	Ultimate End-User	Description
Satellites:			
Solar Arrays and Deployable Subsystems	Boeing, NASA, Orbital Sciences	Various	Puma Solar Arrays for GPS satellites, Ultraflex Solar Array for civil space programs, Advanced Deployable Solar Sail.
Military Spacecraft Structures	Various	Various	Proprietary program applications for satellite components and assemblies.
Precision Benches and Structures*	Various	Various	Antennas, optical and precision stable structures including instrument benches and telescope structures such as the James Webb Space Telescope.
Bus Structure	Boeing, Lockheed Martin, Orbital Sciences	Various	Assemblies for A2100 and 702 Buses, Star2 Bus Structure, various structures with thermal control.
Hypersonic Vehicles:			
X-43C	NASA	NASA	Hypersonic flight demonstration vehicle for accelerating systems.
FASTT*	DARPA/ONR	DARPA/ONR	Build and flight test liquid-fueled hypersonic missile configuration.
Space Launch Vehicle Structures:			
Delta II, III and IV	Boeing	Government and commercial customers	Large vehicle structures including interstages, nose cones, aeroskirts/heat shields, payload fairings, and payload adapters.
Atlas V	Lockheed Martin	Government and commercial customers	Large vehicle structures including interstages and heat shield.

Principal Programs	Primary Customer	Ultimate End-User	Description
Arrow II	Boeing	Allied nation	Composite rocket motor cases and nozzle components.
Other Space Launch Structures	Various	Various	Includes composite interstages, payload adapters, and payload fairings for Pegasus® and other customers.
Missile Defense:			
Third Stage Rocket Motor (TSRM)*	Raytheon	Missile Defense Agency and U.S. Navy	TSRM and SDACS are being developed for use in the Standard Missile 3 configuration interceptor missiles for Navy Aegis
Solid Divert and Attitude Control (SDACS)*	Raytheon	Missile Defense Agency and U.S. Navy	Ballistic Missile Defense system.
Advanced Solid Axial Stage (ASAS™) Boosters	Raytheon, Lockheed Martin, NASA	Missile Defense Agency and NASA	ASAS™ boosters are the leading candidates for emerging Missile Defense Agency boost phase intercept requirements. ASAS™ boosters are also being considered for the next generation of NASA sounding rockets.
Kinetic Energy Interceptor	Raytheon and Northrop Grumman	Missile Defense Agency	ATK has been selected to supply first, second, and third stage propulsion for KEI booster.
Space Stages:			
STAR™ Motors and Stages	Boeing, NASA, Orbital Sciences, and Lockheed Martin	Commercial and government customers	Rocket motors and integrated stages in a range of sizes used as upper stages on a variety of spacecraft and launch vehicles.
Aircraft Structures:			
Commercial Aircraft Structures	Boeing, ATG, Bell Helicopter	Commercial airlines, private aircraft owners, and foreign governments	Boeing 767 composite torsion springs, Bell Helicopter 609 tilt-rotor composite fuselage panels and Javelin fuselage structures.
Military Aircraft	Lockheed Martin, Northrop Grumman, Boeing, Pratt & Whitney, Vought	U.S. Air Force	Composite pivot shaft and structural components for F-22 Stabilator Assembly, F-22 bypass screen, C-17 counterbalance assembly, JSF structures, Global Hawk Radome components, and advanced high temperature jet engine components. Radomes and supporting structures for the Wedgetail program.
P-3, S-3, C-130	Lockheed Martin	U.S. Government	Reverse engineering and manufacturing aircraft parts.

Principal Programs	Primary Customer	Ultimate End-User	Description
Wind Tunnel Models	Various	U.S. Government	Manufacturing models to support research and development programs.
F-22 and F-35	Lockheed Martin	U.S. Government	Machining metal, ceramic, and composite inserts.
X-45	Boeing	U.S. Government	Fabrication and assembly of exhaust components.
Pressure Vessels:			
Military, Civil, and Commercial Satellites	Lockheed Martin, Boeing, S/S Loral, OSC, NASA, MELCO	Various	Liquid propulsion propellant tanks with diaphragms, propellant management devices (PMD) and pressurization tanks.
Launch vehicles	Lockheed Martin, Boeing, NASA, AVIO	Various	Liquid propulsion propellant tanks, pressurization tanks, and integrated tank and structures.

Satellites. ATK designs and fabricates composite structure components and assemblies for commercial, civil, and military satellites. Products include instrument benches and dimensionally stable assemblies, antennae and reflector assemblies, spacecraft bus structures, power systems components, and other component parts. Programs include numerous components for the A2100, GPS, 702 and Star 2 Buses as well as a number of components for proprietary customers. ATK's precision design, analysis, and fabrication technology is instrumental for the James Webb Space Telescope.

Hypersonic Vehicles. ATK GASL supplies hypersonic propulsion, ground and flight testing, and aerospace prototyping. Currently ATK is the prime contractor for NASA's X-43 series of hypersonic flight demonstrations. ATK is involved in advanced propulsion programs for the Defense Advanced Research Projects Agency (DARPA) including FASTT. These programs focus on either advanced very high speed weapons delivery or affordable responsive space access.

Space Launch Vehicle Structures. ATK is under contract with Boeing to produce composite structures for its Delta II, III, and IV family of expendable launch vehicles. For the Delta IV, ATK makes the common booster core nose cones, interstages, composite payload fairing, payload adapters, and other large vehicle structures. ATK also produces large launch vehicle structure components for Lockheed Martin's Atlas V family of expendable launch vehicles, including interstages and a heat shield. Other launch vehicle structures being produced include the payload fairing for Pegasus®, and a payload adapter structure for Ariane V. ATK also produces composite cases for several solid rocket motors. Current programs include GEM motor cases for Delta II, III, and IV; Ground-based Midcourse Defense; Trident II first and second stage; and cases for motors used in Minuteman, KEI, Orbus, Pegasus®, Taurus®, Athena, Minotaur, and Arrow II. ATK is developing low-cost, higher-performing launch structures technology under contract to the Air Force Research Laboratory.

Missile Defense. ATK is supplying new propulsion elements for Raytheon's STANDARD Missile-3 (SM-3). SM-3 is a component of the U.S. Navy Aegis Ballistic Missile Defense System, which was initially deployed in 2004. ATK contributions include the Mk136 ASAS™-derived Third Stage Rocket Motor (TSRM) and the solid divert and attitude control system (SDACS) for the missile's Mk142 Kinetic Warhead (KW). The Mk136 TSRM is a dual-pulse rocket motor with integral thrust vector and attitude control systems. It provides the velocity required to track and engage the target. The SDACS provides the final lateral thrust to enable target intercepts.

ATK used its Advanced Solid Axial Stage (ASAS™) booster technology to meet Missile Defense Agency boost phase intercept requirements through the Kinetic Energy Interceptor program. The ASAS™ booster family represents the result of significant government investment in advanced component technologies and manufacturing processes, along with ATK investment in motor demonstration tests. These investments have allowed ATK to provide all three axial propulsion stages for the KEI vehicle.

Space Stages. The STAR™ family of motors are used as the upper stages for a variety of launch vehicles, for final positioning of satellites, or to propel a spacecraft beyond earth's orbit. These motors come in a wide variety of sizes (3 to 92 inch diameter) to meet a range of payload applications. STAR™ motors have a 40-year history with more than 3600 successful tests and flights. Integrated STAR™ stages combine proven STAR™ motors with attachment structures and a common avionics module to provide advanced upper stages that are ELV and Shuttle compatible. Most notably, STAR™ 48 motors serving as Delta II upper stages and STAR™ 37FM motors used as spacecraft apogee kick motors (AKMs) have been used to deploy and maintain the USAF Global Positioning System (GPS).

Aircraft Structures. ATK is under contract to produce a counterbalance mechanism for the C-17 transport aircraft, composite door springs for Boeing's 767 commercial aircraft and composite pivot shafts, stabilator skins and bypass screens for F-22 military aircraft. ATK produces radomes/supporting structures for the Wedgetail and Global Hawk programs. ATK has a contract to develop and produce fuselage skins for the Bell 609 commercial tilt-rotor aircraft and a development contract to design the fuselage structure for the Javelin aircraft.

Pressure Vessels. ATK designs and fabricates titanium and titanium lined pressure vessels for commercial, civil, and military satellites and launch vehicles. Products include liquid propulsion propellant tanks containing active elastomeric diaphragms or passive propellant management devices (PMDs), and monolithic or composite overwrapped pressurant tanks, motor cases, and marine products.

ATK Mission Research

The following table summarizes the principal programs in the ATK Mission Research segment, including identification of the customer and the ultimate end-user:

Principal Programs	Primary Customer	Ultimate End-User	Description
Maritime Patrol Aircraft (MPA)	Customs and Border Protection (CBP)	CBP	Multi-mission aircraft for counter drug detection and monitoring missions.
Multi-role Enforcement Aircraft (MEA)	U.S. Air Force	CBP	Multi-role enforcement aircraft for counter drug detection and monitoring missions.
Scathe View	U.S. Air Force	Reno Air National Guard	Pallet mounted intelligence, surveillance and reconnaissance system.
Scorpion II	Air Force Research Laboratory (AFRL)	US Marine Corp	High Powered Microwave system to counter a wide variety of remote controlled Improvised Explosive Devices (IED).

Principal Programs	Primary Customer	Ultimate End-User	Description
DTRA RHM	Defense Threat Reduction Agency (DTRA)	DTRA	Technical support of the DTRA Radiation Hardened Microelectronics (RHM) program.
LPD Radomes	Northrop Grumman, Ship Systems	U.S. Navy	Radome manufacturing.
DDG-1000 VSR Radome	Lockheed Martin	U.S. Navy	High Power Radar Radome development.

Maritime Patrol Aircraft (MPA). The Maritime Patrol Aircraft program is a fleet of Bombardier Dash 8 twin turboprop aircraft with multi-mission capability (surveillance, cargo, passenger). The principal objectives of these missions are for counter-drug detection, monitoring of the transit zone, border security surveillance and enforcement operations.

Multi-role Enforcement Aircraft (MEA). The Multi-role Enforcement Aircraft program is a fleet of Pilatus PC-12 single engine turboprop aircraft with multi-role enforcement capability (surveillance, cargo, passenger). The principal objectives of these missions are northern border patrol, counter-drug detection, monitoring of the transit zone, border security surveillance and enforcement operations.

Scathe View. The Scathe View is a pallet mounted Intelligence, Surveillance and Reconnaissance (ISR) system for roll-on/roll-off surveillance capability on Reno Air National Guard (ANG) C-130 aircraft. The system provides Electro-Optical/Infra-Red (EO/IR) data for situation awareness review and exploitation. Scathe View was utilized in the aftermath of Hurricane Katrina to provide damage assessment and assist in search and rescue operations.

Scorpion II. The Scorpion II program focuses the use of high powered microwaves to counter a wide variety of remote controlled Improvised Explosive Devices (IED's). The program has demonstrated proof of concept and is preparing for demonstration of a mobile prototype by mid-calendar year 2006.

DTRA RHM. The DTRA Radiation Hardened Microelectronics (RHM) program focuses on new technology characterization and mitigation techniques. This program provides an alternative for radiation-hardened electronics. This program includes investigations into the effect of heavy ions on microcircuits and methods for reducing or eliminating these effects.

LPD Series Radomes. ATK Mission Research is outfitting the San Antonio class Landing Platform Dock (LPD) amphibious ships with radomes. These radomes reduce the radar cross section of the ship resulting from masts on the ship. The radomes enclose mast structure and search radar antennas without degrading their performance.

DDG-1000 Volume Surveillance Radar (VSR) Radome. ATK Mission Research is designing, developing and manufacturing the first full-size engineering development model (EDM) radome for the low observable VSR radar for DDG-1000. This is a state of the art design that handles high RF power and possesses anti-icing circuitry. EDM fabrication and delivery is scheduled for calendar year 2006.

Major Customers

ATK's sales are predominantly derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers including the U.S. Army, the U.S. Air Force, the National Aeronautics and Space Administration (NASA), and the U.S. Navy, exercise independent purchasing power. As a result, sales to the U.S. Government generally are not regarded as constituting sales to one customer; instead, each contracting customer entity is considered a separate customer.

The approximate percentage breakdown of all fiscal 2006 sales to various categories of customers was as follows:

Sales to:	
U.S. Army	29%
U.S. Air Force	16%
NASA	14%
U.S. Navy	12%
Other U.S. Government customers	8%
Total U.S. Government customers	79%
Commercial and foreign customers	21%
Total	100%

ATK's U.S. Government sales, including sales to U.S. Government prime contractors, during the last three fiscal years were as follows:

Fiscal	U.S. Government sales	Percent of sales
2006	$2,549 million	79%
2005	2,186 million	78%
2004	1,810 million	77%

This significant reliance upon contracts related to U.S. Government programs entails inherent benefits and risks, including those particular to the defense and aerospace industry. ATK derived approximately 14% of its total sales from the military small-caliber ammunition contract at Lake City and approximately 13% from the Reusable Solid Rocket Motor contract with NASA. No other single contract contributed more than 10% of ATK's sales in fiscal 2006. ATK's top five contracts accounted for approximately 39% of fiscal 2006 net sales.

The approximate percentage breakdown of fiscal 2006 sales to the U.S. Government as a prime contractor and a subcontractor was as follows:

Sales as a prime contractor	63%
Sales as a subcontractor	37%
Total	100%

No single customer, other than the U.S. Government customers listed above, accounted for more than 10% of ATK's fiscal 2006 sales.

Foreign sales for each of the last three fiscal years are summarized below:

Fiscal	Foreign sales	Percent of sales
2006	$227 million	7.1%
2005	195 million	7.0%
2004	156 million	6.6%

Sales to foreign governments must be approved by the Department of Defense and the State Department. Approximately 42% of these sales are in ATK's Ammunition segment, 37% of these sales are in the Precision Systems segment, 18% are in the Advanced Propulsion and Space Systems segment, 2% are in the ATK Thiokol segment, and 1% are in the ATK Mission Research segment. These products are sold both directly and through the U.S. Government to U.S. allies.

Major law enforcement customers include major metropolitan police departments, the Department of Homeland Security, the Federal Bureau of Investigation, and the U.S. Secret Service. Major customers of the civil ammunition business include retailers such as Wal-Mart, Cabela's, and Gander Mountain, as well as major wholesale distributors.

Backlog

The total amount of Contracted Backlog was approximately $3.7 billion as of March 31, 2006 and 2005. Contracted Backlog is the estimated value of contracts for which ATK is authorized to incur costs and for which orders have been recorded, but for which revenue has not yet been recognized. Included in Contracted Backlog as of March 31, 2006 was $0.7 billion of contracts that were not yet funded. Approximately 42% of Contracted Backlog as of March 31, 2006 is not expected to be filled within fiscal 2007. Total Backlog, which includes Contracted Backlog plus the value of unexercised options, was approximately $4.8 billion as of March 31, 2006 and $5.0 billion as of March 31, 2005.

Research and Development

ATK conducts a significant amount of research and development (R&D). Company-funded R&D is primarily for the development of next-generation technology. Customer-funded R&D primarily represents R&D efforts that ATK undertakes under contracts with the U.S. Government and its prime contractors. R&D expenditures in each of the last three fiscal years were as follows:

Fiscal	Company-funded Research and Development	Customer-funded Research and Development
2006	$51.5 million	$594.9 million
2005	39.1 million	478.1 million
2004	28.9 million	250.0 million

Seasonality

Sales of sporting ammunition are generally lower in ATK's first fiscal quarter. ATK's other business is generally not seasonal in nature.

Employees

As of March 31, 2006, ATK had approximately 15,200 employees. Approximately 12% of these employees were covered by collective bargaining agreements. The following table summarizes the number of these agreements, the expiration dates of the agreements, and the approximate number of employees represented.

Location	Number of Contracts	Expiration Date	Approximate Number of Employees Represented
Rocket Center, WV	2	November 14, 2010	15
		August 14, 2010	545
Magna, UT	1	February 15, 2007	230
Minneapolis, MN area	1	September 30, 2008	10
Radford, VA	2	October 6, 2007	890
		October 6, 2008	145

Relations between ATK and unionized and non-unionized employees and their various representatives are generally considered satisfactory. However, ATK cannot ensure that new labor contracts can be agreed to without work stoppages and related adverse financial impacts.

Patents

As of March 31, 2006, ATK owned approximately 430 U.S. patents and 370 foreign patents and had approximately 150 U.S. patent applications and 200 foreign patent applications pending. Although the conduct of ATK's business involves the manufacture of various products that are covered by patents, ATK does not believe that any one single existing patent or license or group of patents is material to the success of the business as a whole. ATK believes that unpatented research, development, and engineering skills also make an important contribution to its business. The U.S. Government typically receives royalty-free licenses to inventions made under U.S. Government contracts. In addition, ATK's policy is to protect proprietary information from unauthorized disclosure, consistent with which, ATK ordinarily requires employees to sign confidentiality agreements as a condition of employment.

As many of ATK's products and solutions include complex technology involving patented and other proprietary technologies, ATK faces a risk of claims that it has infringed third parties' intellectual property rights. Any such claims could result in costly and time-consuming litigation, the invalidation of intellectual property rights, or increased licensing costs.

Captive Insurance Subsidiary

During fiscal 2004, ATK dissolved its wholly-owned captive insurance subsidiary, Alliant Assurance Ltd. (Assurance). The environmental remediation and postretirement medical and life insurance benefits liabilities that Assurance had assumed were transferred back to the parent company. ATK then established a new captive insurance subsidiary, ATK Insurance Company, a wholly-owned subsidiary of ATK. ATK Insurance Company provides insurance and reinsurance for certain property and liability risks of ATK. The various types of insurance coverage provided include property damage and business interruption risks, excess liability, workers' compensation, automobile, and general liability risks. The insurance subsidiary insures directly and reinsures an admitted carrier.

Executive Officers

The following table sets forth certain information with respect to ATK's executive officers as of May 2, 2006:

Name	Age	Title
Daniel J. Murphy.......	57	Chairman of the Board, President, and Chief Executive Officer
Dianne Deering Anton..	49	Vice President, Contracts and Supply Chain Management
John J. Cronin	49	Senior Vice President and President, Mission Systems Group
Mark W. DeYoung.....	47	Senior Vice President and President, Ammunition Systems Group
Ronald D. Dittemore ...	54	Senior Vice President and President, Launch Systems Group
Michael B. Dolby.......	47	Vice President, Corporate Development
John E. Gordon........	65	Senior Vice President, Washington Operations
Blake E. Larson........	46	Executive Vice President, Mission Systems Group
Robert J. McReavy.....	47	Vice President and Treasurer
Mark L. Mele..........	49	Senior Vice President, Corporate Strategy
Paula J. Patineau.......	52	Senior Vice President, Human Resources and Administrative Services
John S. Picek	51	Vice President and Controller
Keith D. Ross..........	49	Senior Vice President, General Counsel, and Secretary
Brian V. See...........	48	Vice President, Mission Assurance
John L. Shroyer........	42	Senior Vice President and Chief Financial Officer
Thomas R. Wilson......	60	Senior Vice President, Tidewater Operations

Each of the above individuals serves at the pleasure of the Board of Directors and is subject to reelection annually on the date of the Annual Meeting of Stockholders. No family relationship exists among any of the executive officers or among any of them and any director of ATK. There are no outstanding loans from ATK to any of these individuals. Information regarding the employment history (in each case with ATK unless otherwise indicated) of each of the executive officers is set forth below.

Daniel J. Murphy has served as CEO since October 2003, and as Chairman of the Board since April 2005. From 2002 to 2003, he was Group Vice President, Precision Systems. From 2001 to 2002, he served as President of ATK Tactical Systems Company. Prior to joining ATK in 2000, he served for 30 years in the U.S. Navy, attaining the rank of Vice Admiral.

Dianne Deering Anton has held her present position since 2003, holding the title of Vice President, Contracts and Supply Chain Management since May 2006 and Vice President, Contracts and Strategic Agreements from 2003 to 2006. From 2002 to 2003, she was Vice President, Contracts and Strategic Agreements, for the Precision Systems Group. From 1999 to 2002, she was Executive Vice President, Operations, and Vice President, Finance, and Controller for ATK Ordnance Systems.

John J. Cronin has held his present position since April 2006. He joined ATK following a 20-year career with Raytheon Company where he served as President of Raytheon Systems Ltd., United Kingdom, from 2003 to 2006. Prior to that he served as Director of Advanced Systems and Vice President for Future Surface Combatants and Deputy General Manager for Naval and Maritime Integrated Systems at Raytheon Company.

Mark W. DeYoung has served in his present position since 2002, holding the title of Senior Vice President and President, Ammunition Systems Group since April 2006, Senior Vice President, Ammunition, from 2004 to 2006, and Group Vice President, Ammunition, from 2002 to 2004. He was President, ATK Ammunition and Related Products, from 2001 to 2002. Before that, he was President, ATK Lake City Ammunition.

Ronald D. Dittemore has held his present position since 2004, holding the title of Senior Vice President and President, Launch Systems Group since April 2006 and Senior Vice President, ATK Thiokol from 2004 to 2006. Mr. Dittemore joined ATK in 2003 as assistant to the Chief Operating Officer, following a 26-year career with NASA. He served in several NASA senior executive positions, including Director of the Space Shuttle Program.

Michael B. Dolby has held his present position since April 2006. Prior to that he served as President, ATK Mission Research from 2005 to 2006. He was Vice President, Business Development, from 2004 to 2005, and Vice President, Mergers and Acquisitions, from 2001 to 2004. Prior to that he was Vice President, Corporate Strategic Development.

John E. Gordon has held his present position since 2001. Prior to that, he was Corporate Vice President and director of Washington, D.C. Operations for Litton Industries. Mr. Gordon also worked for Northrop Grumman Corporation in the company's Washington office.

Blake E. Larson has held his present position since April 2006. From 2005 to 2006 he was Senior Vice President and President, Advanced Propulsion and Space Systems. From 2004 to 2005, he was Vice President and General Manager, ATK Space Systems. From 2003 to 2004, he was Executive Vice President, ATK Ordnance and Ground Systems. He served as President, ATK Precision Fuze Company, from 2000 to 2003.

Robert J. McReavy has held his present position since October 2001. From June 2001 until October 2001, he served as Vice President, Tax. Prior to joining ATK, he was a partner in the international public accounting firm Deloitte & Touche LLP, and also held partner and associate positions with two law firms.

Mark L. Mele has served in his present position since 2005. He was Senior Vice President, Corporate Strategy and Investor Relations, from 2004 to 2005, and Vice President, Corporate Strategy and Investor Relations, from 2001 to 2004. Prior to that he was Vice President, Investor Relations and Strategic Planning.

Paula J. Patineau has held her present position since 2004. From April 2004 until November 2004, she was Senior Vice President and Chief People Officer. From 2002 to 2004, she was Vice President and Chief People Officer. She was Vice President, Human Resources, and Senior Financial Officer from 2000 to 2002.

John S. Picek has held his present position since 2000.

Keith D. Ross has held his present position since 2004. From 2001 to 2004, he served as Vice President and Assistant General Counsel. Prior to joining ATK, Mr. Ross held corporate legal positions in the manufacturing and financial services industries and was an attorney with the law firm of Gibson, Dunn and Crutcher.

Brian V. See has held his present position since May 2005. Prior to that he had served as Vice President, Technology, since April 2004, and as President, ATK Mission Research, since June 2004. From 2002 to 2004 he was Vice President, Technology and Quality, for the ATK Precision Systems Group. He was Director of Technology for ATK's defense businesses from 1998 to 2002.

John L. Shroyer has held his present position since April 2006. From November 2005 to April 2006 he served as Vice President, Operations. He served as Vice President and General Manager, ATK Ordnance Systems from 2004 to November 2005. From 2002 to 2004, he was President of ATK Tactical Systems. He was Vice President, ATK Tactical Systems from 2001 to 2002, and Vice President and Treasurer, ATK Tactical Systems, from 2000 to 2001.

Thomas R. Wilson has held his present position since April 2006. Prior to that he had served as Senior Vice President, Precision Systems since 2003. Mr. Wilson joined ATK in 2002 as President of ATK Missile Systems. Prior to joining ATK, he served as an intelligence officer in the U.S. Navy for 34 years, attaining the rank of Vice Admiral.

Available Information

ATK makes available, free of charge on its internet website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (the SEC). You can find these reports on ATK's website at *www.atk.com* under the "Investor Relations" heading.

These reports may also be obtained at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. You may also access this information at the SEC's website *(http://www.sec.gov)*. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

ATK is subject to a number of risks, including those related to being a U.S. Government contractor. Some of the risks facing ATK are discussed below.

ATK's business could be adversely impacted by reductions or changes in NASA or U.S. Government military spending.

As the majority of ATK's sales are to the U.S. Government and its prime contractors, ATK depends heavily on the contracts underlying these programs. Also, significant portions of ATK's sales come from a small number of contracts. ATK's top five contracts, all of which are contracts with the U.S. Government, accounted for approximately 39% of fiscal 2006 sales. ATK's largest contract, the military small-caliber ammunition contract, contributed approximately 14% of total fiscal 2006 sales, and ATK's contract with NASA for the Reusable Solid Rocket Motors (RSRM) for the Space Shuttle represented 13% of ATK's total fiscal 2006 sales. The loss or significant reduction of a material program in which ATK participates could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

ATK's small-caliber ammunition operations for the U.S. military and U.S. allies are conducted at the Lake City Army Ammunition Plant (Lake City) in Independence, Missouri. Lake City is the Army's principal small-caliber ammunition production facility and is the primary supplier of the U.S. military's small-caliber ammunition needs. ATK took over operation of this facility on April 1, 2000 and is responsible for managing it, including leasing excess space to third parties in the private sector. ATK has a 10-year production contract to supply the Army's small-caliber ammunition needs that expires April 1, 2010. ATK also has a facilities-use contract for the plant that expires in April 2025. Although the facilities-use contract expires 15 years after the plant production contract, if the plant production contract is not renewed, ATK believes the U.S. Army would relieve ATK of all of its obligations under the facilities-use contract. Future ATK production under this contract or levels of government spending cannot be predicted with certainty.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The program anticipates the Space Shuttle will be retired from service as early as 2010, to be replaced by a new spacecraft and supporting exploration launch systems. On September 19, 2005, NASA announced the results of its architecture study from which NASA chose the shuttle-derived option for its new launch system due to its superior safety, cost and its availability. This option includes the current four-segment, or an upgraded five-segment Shuttle Solid Rocket Booster as the first stage for its new Apollo-style CLV and two five-segment Shuttle Solid Rocket Boosters as the initial thrust for its HLLV for the future NASA launch systems. A technical directive under ATK's current RSRM contract has been received from NASA for ATK to begin studying and planning for the use of the ATK RSRM in these two new systems. Although ATK believes that its RSRM and RSRM derivatives will be important to achieving an affordable launch system, future programs and levels of government spending cannot be predicted with certainty.

U.S. Government contracts are also dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. Government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which ATK participates, or any contract modification as a result of funding changes, could materially delay or terminate the program. This could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

ATK may not be able to react to increases in its costs due to the nature of its U.S. Government contracts.

ATK's U.S. Government contracts can be categorized as either "cost-plus" or "fixed-price."

Cost-Plus Contracts. Cost-plus contracts are cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow ATK to recover its approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow ATK to recover its approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

Fixed-Price Contracts. Fixed-price contracts are firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, ATK agrees to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed-price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns, which could have a material adverse effect on operating results, financial condition, or cash flows. The U.S. Government also regulates the accounting methods under which costs are allocated to U.S. Government contracts.

The following table summarizes how much each of these types of contracts contributed to ATK's U.S. Government business in fiscal 2006:

Cost-plus contracts:	
Cost-plus-fixed-fee	10%
Cost-plus-incentive-fee/cost-plus-award-fee	30%
Fixed-price contracts:	
Firm-fixed-price	60%
Total	100%

ATK's U.S. Government contracts are subject to termination.

ATK is subject to the risk that the U.S. Government may terminate its contracts with its suppliers, either for its convenience or in the event of a default by the contractor. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

- the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government,
- the U.S. Government is not liable for the contractor's costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract, and
- the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

ATK is subject to procurement and other related laws and regulations, non-compliance with which may expose ATK to adverse consequences.

ATK is subject to extensive and complex U.S. Government procurement laws and regulations, along with ongoing U.S. Government audits and reviews of contract procurement, performance, and administration. ATK could suffer adverse consequences if it were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities; or commit a significant violation of any other federal law. These consequences could include contract termination; civil and criminal penalties; and, under certain circumstances, ATK's suspension and debarment from future U.S. Government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than ATK's domestic sales. Foreign sales subject ATK to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to ATK.

Novation of U.S. Government contracts involves risk.

When U.S. Government contracts are transferred from one contractor to another, such as in connection with the sale of a business, the U.S. Government may require that the parties enter into a novation agreement. A novation agreement generally provides that:

- the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor's obligations under the contract,
- the acquiring contractor assumes all obligations under the contract, and
- the U.S. Government recognizes the transfer of the contract and related assets.

ATK has completed novation agreements covering U.S. Government contracts acquired in the Boeing Ordnance (now known as ATK Medium Caliber Systems) and Science and Applied Technology (now known as ATK Missile Systems) acquisitions. These novation agreements provide that ATK assumes all obligations under the acquired contracts and that the U.S. Government recognizes the transfers to ATK of the acquired contracts and related assets. Under each novation agreement, the acquired contracts are scheduled to be performed over time, and it is not expected that they will be fully and finally discharged for several years. Under each novation agreement, the seller of the respective assets has agreed to indemnify ATK against any liability that ATK may incur under the novation agreement caused by any prior failure by the seller to perform its obligations under its respective novated contracts. ATK has agreed to indemnify the seller against any liability that the seller may incur under the novation agreement caused by any failure by ATK to perform its obligations under the novated contracts. ATK was not required to novate the U.S. Government contracts acquired in the Thiokol acquisition because ATK acquired Cordant Technologies, Inc.'s (the entity that owned the assets and liabilities of the Thiokol propulsion business) stock, rather than the assets of the business. ATK has provided the U.S. Government with a corporate guarantee that its obligations under the contracts will be fulfilled. ATK did not acquire any U.S. Government contracts that required novation in the acquisitions of the civil ammunition business or the PSI Group. ATK was not required to novate the U.S. Government contracts acquired in the acquisitions of Micro Craft Inc., GASL, Inc. (known together as ATK GASL), Composite Optics, Inc. or Mission Research Corporation (now known as ATK Mission Research) because ATK acquired the stock, rather than the assets of the businesses.

Other risks associated with U.S. Government contracts may expose ATK to adverse consequences.

In addition, like all U.S. Government contractors, ATK is subject to risks associated with uncertain cost factors related to:

- scarce technological skills and components,
- the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns,
- the substantial time and effort required for design and development,
- design complexity,
- rapid obsolescence, and
- the potential need for design improvement.

ATK uses estimates in accounting for many of its programs. Changes in estimates could affect ATK's financial results.

Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of ATK's contracts, the estimation of total revenues and cost at completion is complex and subject to many variables. Assumptions are made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Similarly, assumptions are made regarding the future impacts of efficiency initiatives and cost reduction efforts. Incentives or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated performance. Estimates of award and incentive fees are also used in estimating revenue and profit rates based on actual and anticipated awards.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if ATK used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. Additional information on ATK's accounting policies for revenue recognition can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the section titled "Critical Accounting Policies" in Item 7 of this report.

ATK has a substantial amount of debt, and the cost of servicing that debt could adversely affect ATK's business and hinder ATK's ability to make payments on its debt.

ATK has a substantial amount of indebtedness. As of March 31, 2006, ATK had total debt of $1,126 million. In addition, ATK had $73.6 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $226.4 million of availability under its revolving credit facility. Additional information on ATK's debt can be found under "Liquidity and Capital Resources" in Item 7 of this report.

ATK has demands on its cash resources in addition to interest and principal payments on its debt, including, among others, operating expenses. ATK's level of indebtedness and these significant demands on ATK's cash resources could:

- make it more difficult for ATK to satisfy its obligations,

- require ATK to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the amount of cash flow available for working capital, capital expenditures, share repurchases, acquisitions, and other general corporate purposes,
- limit ATK's flexibility in planning for, or reacting to, changes in the defense and aerospace industries,
- place ATK at a competitive disadvantage compared to competitors that have lower debt service obligations and significantly greater operating and financing flexibility,
- limit, along with the financial and other restrictive covenants applicable to ATK's indebtedness, among other things, ATK's ability to borrow additional funds,
- increase ATK's vulnerability to general adverse economic and industry conditions, and
- result in an event of default upon a failure to comply with financial covenants contained in ATK's senior credit facilities which, if not cured or waived, could have a material adverse effect on ATK's business, financial condition, or results of operations.

ATK's ability to pay interest on and repay its long-term debt and to satisfy its other liabilities will depend upon future operating performance and ATK's ability to refinance its debt as it becomes due. ATK's future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond ATK's control.

If ATK is unable to service its indebtedness and fund operating costs, ATK will be forced to adopt alternative strategies that may include:

- reducing or delaying expenditures for capital equipment and/or share repurchases,
- seeking additional debt financing or equity capital,
- selling assets, or
- restructuring or refinancing debt.

There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

ATK is subject to intense competition and therefore may not be able to compete successfully.

ATK encounters competition for most contracts. Some of these competitors have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources. ATK's ability to compete for these contracts depends to a large extent upon:

- its effectiveness and innovativeness of research and development programs,
- its ability to offer better program performance than the competitors at a lower cost,
- its readiness with respect to facilities, equipment, and personnel to undertake the programs for which it competes, and
- its past performance and demonstrated capabilities.

In some instances, the U.S. Government directs a program to a single supplier. In these cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government chooses to open the particular program to competition. ATK's sole-source contracts accounted for 71% of U.S. Government sales in fiscal 2006 and include the following programs: reusable solid rocket motor (RSRM) Space Shuttle boosters, Trident II missiles, Minuteman III Propulsion Replacement Program, Titan IV solid rocket motor upgrade space boosters, Advanced Medium-Range Air-to-Air Missile (AMRAAM), Hellfire, Sensor Fuzed Weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, Mk-90 propellant grains for the Hydra 70 and APKWS unguided and guided applications, M789 Lightweight 30 High Explosive Dual Purpose (HEDP) for medium-caliber ammunition, the AAR-47 missile warning system, Javelin launch tubes, M829A3 tank ammunition, Solid Divert and Attitude Control Systems and Third Stage Rocket Motors (SDACS/TSRM), STARTM Motors, the Nautilus program, Advanced Anti-Radiation Guided Missile (AARGM), Mobile Ground-to-Air Radar Jamming System (MGARJS), and the XM-8/XM-25 Family of Gun Systems.

In the commercial ammunition and accessories markets, ATK competes against manufacturers that have well-established brand names and strong market positions.

ATK generally faces competition from a number of competitors in each business area, although no single competitor competes along all five of ATK's segments. ATK's principal competitors in each of its segments are as follows:

Ammunition: General Dynamics Ordnance and Tactical Systems, Inc., a subsidiary of General Dynamics Corporation; SNC Technologies Inc.; Winchester Ammunition of Olin Corporation; Remington; and various smaller manufacturers and importers, including Hornady, Black Hills Ammunition, Wolf, Rio Ammunition, Fiocchi Ammunition, and Selliers & Belloitt.

ATK Thiokol: Aerojet-General Corporation, a subsidiary of GenCorp Inc.; Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; and Rocketdyne, Inc., a subsidiary of United Technologies Corporation.

Precision Systems: Aerojet-General Corporation, a subsidiary of GenCorp Inc.; General Dynamics Corporation; Lockheed Martin Corporation; Raytheon Company; Textron Inc.; L3/KDI; and L3/Bulova Technologies.

Advanced Propulsion and Space Systems: Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; Aerojet-General Corporation, a subsidiary of GenCorp Inc.; The Boeing Company; Lockheed Martin Corporation; L-3 Communications Corporation; Northrop Grumman Corporation; GKN plc; AAR Corp.; Marion and Lincoln Composites, both subsidiaries of General Dynamics Corporation; Vought Aircraft Industries, Inc.; Goodrich Corporation; and Applied Aerospace Structures Corporation.

ATK Mission Research: Science Applications International Corporation (SAIC); The Titan Corporation; L-3 Communications Corporation; Ball Aerospace & Technologies Corporation, a subsidiary of Ball Corporation; and Georgia University of Technology.

The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry. This has reduced the number of competitors for some programs, but has strengthened the capabilities of some of the remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics.

Failure of ATK's subcontractors to perform their contractual obligations could materially and adversely impact ATK's prime contract performance and ability to obtain future business.

ATK relies on subcontracts with other companies to perform a portion of the services ATK provides its customers on many of its contracts. There is a risk that ATK may have disputes with its subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontract, ATK's failure to extend existing task orders or issue new task orders under a subcontract, or ATK's hiring of personnel of a subcontractor. A failure by one or more of ATK's subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact ATK's ability to perform its obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating a contract for default. A default termination could expose ATK to liability and have a material adverse effect on the ability to compete for future contracts and orders.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact ATK.

Key raw materials used in ATK's operations include aluminum, steel, steel alloys, copper, zinc, lead, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, cotton fiber, wood pulp cellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated ablative materials, various natural and synthetic rubber compounds, polybutadiene, acrylonitrile, and ammonium perchlorate. ATK also purchases chemicals; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems.

ATK closely monitors sources of supply to assure that adequate raw materials and other supplies needed in manufacturing processes are available. As a U.S. Government contractor, ATK is frequently limited to procuring materials and components from sources of supply approved by the U.S. Department of Defense (DoD). In addition, as business conditions, the DoD budget, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The supply of ammonium perchlorate, a principal raw material used in ATK's operations, is limited to a single source that supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart, which mitigates the likelihood of a fire, explosion, or other problem impacting all production. ATK may also rely on one primary supplier for other production materials. Although other suppliers of the same materials may exist, the addition of a new supplier may require ATK to qualify the new source for use. The qualification process may impact ATK's profitability or ability to meet contract deliveries.

Certain suppliers of materials used in the manufacturing of rocket motors have discontinued the production of some materials. These materials include certain insulation and resin materials for rocket motor cases and aerospace grade rayon for nozzles. ATK has qualified new replacement materials for some programs. For other programs, ATK or ATK's customer has procured sufficient inventory to cover current program requirements and is in the process of qualifying new replacement materials to be qualified in time to meet future production needs. ATK's profitability may be affected if unforeseen difficulties in developing and qualifying replacement materials occur.

ATK is also impacted by increases in the prices of raw materials used in production on commercial and fixed-price business. Most recently, ATK has seen a significant increase in the price of commodity metals, primarily copper which has reached record high prices, along with lead, steel, and zinc. The increased cost of natural gas and electricity also has an impact on the cost of operating ATK's factories.

Prolonged disruptions in the supply of any of ATK's key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

ATK's future success will depend, in part, on its ability to develop new technologies and maintain a qualified workforce to meet the needs of its customers.

Virtually all of the products produced and sold by ATK are highly engineered and require sophisticated manufacturing and system integration techniques and capabilities. Both the commercial and government markets in which the company operates are characterized by rapidly changing technologies. The product and program needs of ATK's government and commercial customers change and evolve regularly. Accordingly, ATK's future performance in part depends on its ability to identify emerging technological trends, develop and manufacture competitive products, and bring those products to market quickly at cost-effective prices. In addition, because of the highly specialized nature of its business, ATK must be able to hire and retain the skilled and appropriately qualified personnel necessary to perform the services required by its customers. ATK's sales and earnings may be adversely affected if it is unable to develop new products that meet customers' changing needs or successfully attract and retain qualified personnel.

Due to the volatile and flammable nature of its products, fires or explosions may disrupt ATK's business.

Many of ATK's products involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents which have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. ATK has safety and loss prevention programs which require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, ATK cannot ensure that it will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on its results of operations, financial condition, or cash flows.

ATK is subject to environmental rules and regulations, non-compliance with which may expose ATK to adverse consequences.

ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.

- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and ATK is responsible for any payments in excess of $49 million.
- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows.

In December 2001, ATK received notice from the State of Utah of a potential claim against ATK under Section 107(f) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for natural resource damages at Bacchus, one of the Hercules Facilities, in Magna, Utah. The notice letter, which was issued to preserve the State's rights under CERCLA, also expressly acknowledged the State's willingness to allow ATK to go forward with its currently-planned monitoring and remediation program. The State's preliminary estimate of damages contained in this claim was $139 million, which is based on known and alleged groundwater contamination at and near Bacchus and is related to Hercules' manufacturing operations at the site. ATK has had discussions with the State regarding this claim and entered into a tolling agreement with the State in fiscal 2002. In fiscal 2003, ATK entered into a similar tolling agreement with the State regarding the Promontory facility that was acquired from Alcoa in the acquisition of Thiokol. These agreements effectively defer the bringing of any potential claim against ATK by the State for a period of at least 10 years. They allow ATK time to continue to identify and address the contamination by the normal and planned regulatory remediation processes in Utah. Although ATK has previously made accruals for its best estimate of the probable and reasonably estimable costs related to the remediation obligations known to ATK with respect to the affected areas, ATK cannot yet predict if or when a suit may be filed against it, nor can ATK determine any additional costs that may be incurred in connection with this matter.

In February 2005, ATK entered into a Consent Agreement with the U.S. Environmental Protection Agency. Pursuant to the agreement, ATK was required to pay a penalty of $675,000. The penalty related to ATK's alleged failure to have a financial assurance mechanism in place that satisfied the requirements of the federal Resource Conservation and Recovery Act (RCRA). ATK paid the penalty and believes that it has a financial assurance mechanism in place that satisfies RCRA.

While ATK has environmental management programs in place to mitigate risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

The level of returns on pension and postretirement plan assets, changes in interest rates and other factors could affect ATK's earnings.

ATK's earnings may be positively or negatively impacted by the amount of expense recorded for employee benefit plans, primarily pension plans. Generally accepted accounting principles (GAAP) in the United States of America require ATK to calculate expense for the plans using actuarial valuations. These valuations are based on assumptions made relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in these assumptions. The key year-end assumptions used to estimate pension expense for the following year are the discount rate, the expected long-term rate of return on plan assets and the rate of increase in future compensation levels. Additional information on how ATK's financial statements can be affected by pension plan accounting policies can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the section titled "Critical Accounting Policies" in Item 7 of this report.

International sales are subject to greater risks that sometimes are associated with doing business in foreign countries.

ATK's international business may pose greater risks than its business in the United States because in some countries there is increased potential for changes in economic, legal and political environments. ATK's international business is also sensitive to changes in a foreign government's national priorities and budgets. International transactions frequently involve increased financial and legal risks arising from foreign exchange rate variability and differing legal systems and customs in other countries. In addition, some international customers require contractors to agree to offset programs that may require in-country purchases or manufacturing or financial support arrangements as a condition to awarding contracts. The contracts may include penalties in the event the company fails to perform in accordance with the offset requirements. An unfavorable event or trend in any one or more of these factors could adversely affect ATK's sales and earnings associated with its international business.

ATK may make acquisitions which represent additional risk and could impact our future financial results.

ATK's business strategy includes the potential for future acquisitions. Acquisitions involve a number of risks including integration of the acquired company with ATK's operations and unanticipated liabilities or contingencies related to the acquired company. ATK cannot ensure that the expected benefits of any future acquisitions will be realized.

ATK's profitability could be impacted by unanticipated changes in its tax provisions or exposure to additional income tax liabilities.

ATK's business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting income tax expense and profitability. In addition, audits by income tax authorities could result in unanticipated increases in income tax expense.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments as of the date of this report.

ITEM 2. PROPERTIES

Facilities. As of March 31, 2006, ATK occupied manufacturing, assembly, warehouse, test, research, development, and office facilities having a total floor space of approximately 19.3 million square feet. These facilities are either owned or leased, or are occupied under facilities-use contracts with the U.S. Government.

As of March 31, 2006, ATK's operating segments had significant operations at the following locations:

Ammunition	Mesa, AZ; Oroville, CA; Lewiston, ID; Anoka, MN; Independence, MO; Radford, VA; Onalaska, WI
ATK Thiokol	Brigham / Promontory, UT; Magna, UT
Precision Systems	Woodland Hills, CA; Clearwater, FL; Elk River, MN; Plymouth, MN; Horsham, PA; Rocket Center, WV
Advanced Propulsion and Space Systems	Commerce, CA; Corona, CA; Goleta, CA; San Diego, CA; Elkton, MD; Iuka, MS; Ronkonkoma, NY; Tullahoma, TN; Clearfield, UT; Ogden, UT
ATK Mission Research	Santa Barbara, CA; Albuquerque, NM; Dayton, OH; Fort Worth, TX
Corporate	Edina, MN

The following table summarizes the floor space occupied by each operating segment as of March 31, 2006:

	Owned	Leased	Government Owned(1)	Total
	(thousands of square feet)			
Ammunition	1,554	6	6,362	7,922
ATK Thiokol	5,215	856	767	6,838
Precision Systems	298	450	1,189	1,937
Advanced Propulsion and Space Systems	429	1,785	—	2,214
ATK Mission Research	—	346	—	346
Corporate	—	90	—	90
Total	7,496	3,533	8,318	19,347
Percentage of total	39%	18%	43%	100%

(1) These facilities are occupied rent-free under facilities contracts that generally require ATK to pay for all utilities, services, and maintenance costs.

Land. ATK also uses land that it owns or leases for assembly, test, and evaluation, including in Brigham, Corrine, and Magna, UT, which is used by ATK Thiokol; and in Elk River, MN and Socorro, NM, which is used by Precision Systems.

ATK personnel also occupy space at the following facilities that are not owned or operated by ATK: Marshall Space Flight Center, Huntsville, AL; Kennedy Space Center, Cape Canaveral, FL; Vandenburg Air Force Base, Vandenburg, CA; and Picatinny Arsenal, Picatinny, NJ.

ATK's properties are well maintained and in good operating condition and are sufficient to meet ATK's near-term operating requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

U.S. Government Investigations. ATK is also subject to U.S. Government investigations from which civil, criminal, or administrative proceedings could result. Such proceedings could involve claims by the U.S. Government for fines, penalties, compensatory and treble damages, restitution, and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. ATK believes, based upon all available information, that the outcome of any such pending government investigations will not have a material adverse effect on its operating results, financial condition, or cash flows.

Environmental Remediation. ATK's operations and ownership or use of real property are subject to a number of federal, state, and local laws and regulations, including those for discharge of hazardous materials and remediation of contaminated sites. Due in part to their complexity and pervasiveness, such laws and regulations have resulted in ATK being involved with a number of related legal proceedings, claims, and remediation obligations. ATK routinely assesses, based on in-depth studies, expert analyses, and legal reviews, its contingencies, obligations, and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties. ATK's policy is to accrue and charge to expense in the current period any identified exposures related to environmental remediation sites based on estimates of investigation, cleanup, and monitoring costs to be incurred.

ATK could incur substantial costs, including cleanup costs, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, and ATK has environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

The description of certain environmental matters contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Contingencies" is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

ATK's common stock is listed and traded on the New York Stock Exchange under the symbol "ATK". The following table presents the high and low sales prices of the common stock for the periods indicated:

Period	High	Low
Fiscal 2006:		
Quarter ended March 31, 2006	$79.18	$72.37
Quarter ended January 1, 2006	77.50	67.21
Quarter ended October 2, 2005	78.29	69.96
Quarter ended July 3, 2005	72.34	66.00
Fiscal 2005:		
Quarter ended March 31, 2005	75.50	62.86
Quarter ended January 2, 2005	67.82	56.05
Quarter ended October 3, 2004	66.86	56.07
Quarter ended July 4, 2004	64.16	54.34

The number of holders of record of ATK's common stock as of May 16, 2006, was 8,783.

ATK has never paid cash dividends on its common stock. ATK's dividend policy is reviewed by the Board of Directors from time to time as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may be limited by covenants contained in ATK's 6.75% Senior Subordinated Notes and Senior Credit Facility (as described under "Liquidity and Capital Resources" in Item 7 of this report). As of March 31, 2006, ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made since April 1, 2001. As of March 31, 2006, this limit was approximately $272 million. As of March 31, 2006, the Senior Credit Facility allows ATK to pay unlimited dividends and make other designated restricted payments as long as ATK maintains certain debt limits, with an annual limit of $50 million when such debt limits are not met. The Senior Credit Facility also prohibits dividend payments if loan defaults exist or the financial covenants contained in the Facility are not met.

Equity Compensation Plan Information

The following table gives information about ATK's common stock that may be issued upon the exercise of options, warrants and rights under each of ATK's existing equity compensation plans as of March 31, 2006:

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1990 Equity Incentive Plan	1,531,050	$58.23	414,527(1)
1997 Employee Stock Purchase Plan	—	N/A	366,984(2)
Non-Employee Director Restricted Stock Plan........	—	N/A	28,384(3)
2005 Stock Incentive Plan	19,300	73.74	2,707,820(4)
Equity compensation plans not approved by security holders:			
2000 Stock Incentive Plan	414,368	39.21	—
Total	1,964,718	$54.37	3,517,715

(1) Shares reserved for issuance in connection with outstanding performance share awards, which shares will be issued only if specified performance goals are achieved. No additional awards may be granted under this plan.

(2) Shares are issued based on employees' elections to participate in the plan.

(3) Shares available for awards of restricted stock in accordance with the terms of the plan.

(4) Includes 256,480 shares reserved for issuance in connection with grants of performance share awards, which shares will be issued only if specified performance goals are achieved. Under the plan, no more than 1,000,000 shares may be issued pursuant to awards of restricted stock, restricted stock units, performance awards, and stock awards, and of that number only 100,000 shares may be issued as stock awards. No more than 150,000 shares in the aggregate may be granted pursuant to awards to non-employee directors of ATK.

The 2000 Stock Incentive Plan (the 2000 Plan) is administered by the Personnel and Compensation Committee (the P&C Committee) of ATK's Board of Directors. ATK stopped granting options and all other awards under the 2000 Plan in January 2004 and is only continuing the plan for the exercise, payment or forfeiture of awards granted in or before January 2004. Under the 2000 Plan, all employees (other than officers and directors), consultants, and independent contractors providing services to ATK or its affiliates were eligible to receive awards. The P&C Committee designated the participants who received awards, determined the types and amounts of awards granted, and determined the terms and conditions of awards granted, subject to the provisions of the 2000 Plan. The 2000 Plan provided for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards. Options granted under the 2000 Plan have an exercise price equal to the fair market value of ATK's common stock on the date of grant. Options granted under the 2000 Plan prior to January 2004 vest in three equal annual installments and have a term of 10 years. Options granted in January 2004 vest after three years and have a term of seven years. Options may vest immediately in the event of a change in control of ATK or in the event of a participant's death, disability or retirement. If an option holder's employment terminates, the option remains exercisable for a fixed period of time, as determined by the P&C Committee, up to the remainder of the option's term. Payment of the exercise price of an option may be made in cash or in shares of ATK common stock previously acquired by the option holder.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program (2)
January 2 – January 29	227,000	$77.03	227,000	
January 30 – February 26	356,701	75.88	356,400	
February 27 – March 31	958,704	76.10	958,704	
Fiscal quarter ended March 31, 2006	1,542,405	$76.19	1,542,104	3,684,896

(1) Of the transactions noted, 301 shares purchased represent shares withheld to pay taxes upon vesting of shares of restricted stock that were granted under ATK's incentive compensation plans.

(2) On January 31, 2006, ATK's Board of Directors authorized the repurchase of an additional 5,000,000 shares through January 31, 2008. Under that program ATK repurchased 1,315,104 shares for approximately $100 million resulting in 3,684,896 remaining shares authorized to be repurchased as of March 31, 2006.

The discussion of limitations upon the payment of dividends as a result of the indentures governing ATK's debt instruments as discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Debt," is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

	2006	2005	2004	2003	2002
	Years Ended March 31 (Amounts in thousands except per share data)				
Results of Operations					
Sales	$3,216,807	$2,801,129	$2,366,193	$2,172,135	$1,801,605
Cost of sales	2,606,087	2,271,040	1,875,656	1,692,742	1,420,348
Gross profit	610,720	530,089	490,537	479,393	381,257
Operating expenses:					
Research and development	51,506	39,117	28,936	26,849	20,589
Selling	82,038	68,811	67,204	64,200	44,063
General and administrative	150,027	137,169	117,334	112,801	92,923
Total operating expenses	283,571	245,097	213,474	203,850	157,575
Income from continuing operations before interest, income taxes, minority interest, and cumulative effect of change in accounting principle	327,149	284,992	277,063	275,543	223,682
Interest expense, net(1)	(99,592)	(64,452)	(59,267)	(78,066)	(102,348)
Income from continuing operations before income taxes, minority interest, and cumulative effect of change in accounting principle	227,557	220,540	217,796	197,477	121,334
Income tax provision	73,271	66,549	55,041	77,020	46,107
Income from continuing operations before minority interest and cumulative effect of change in accounting principle	154,286	153,991	162,755	120,457	75,227
Minority interest, net of income taxes	404	451	450	—	1,240
Income from continuing operations before cumulative effect of change in accounting principle	153,882	153,540	162,305	120,457	73,987
Loss on disposal of discontinued operations, net of income taxes(2)	—	—	—	—	(4,660)
Income before cumulative effect of change in accounting principle	153,882	153,540	162,305	120,457	69,327
Cumulative effect of change in accounting principle, net of income taxes(3)	—	—	—	3,830	—
Net income	$ 153,882	$ 153,540	$ 162,305	$ 124,287	$ 69,327
Basic earnings (loss) per common share:					
Continuing operations	$ 4.19	$ 4.09	$ 4.22	$ 3.15	$ 2.19
Discontinued operations(2)	—	—	—	—	(0.14)
Cumulative effect of change in accounting principle(3)	—	—	—	0.10	—
Net income	$ 4.19	$ 4.09	$ 4.22	$ 3.25	$ 2.05
Diluted earnings (loss) per common share:					
Continuing operations	$ 4.11	$ 4.03	$ 4.14	$ 3.06	$ 2.10
Discontinued operations(2)	—	—	—	—	(0.13)
Cumulative effect of change in accounting principle(3)	—	—	—	0.10	—
Net income	$ 4.11	$ 4.03	$ 4.14	$ 3.16	$ 1.97
Financial Position					
Net current assets	$ 348,507	$ 401,674	$ 377,294	$ 284,263	$ 295,062
Net property, plant, and equipment	453,958	456,310	465,786	463,736	464,830
Total assets	2,901,980	3,015,810	2,800,744	2,468,660	2,181,688
Long-term debt (including current portion)	1,125,596	1,134,045	1,084,294	825,187	872,443
Total stockholders' equity	628,358	686,359	564,200	477,924	556,801
Other Data					
Depreciation and amortization	$ 83,617	$ 84,325	$ 69,918	$ 67,134	$ 78,673
Capital expenditures	65,352	62,600	58,754	54,171	42,884
Gross margin (gross profit as a percentage of sales)	19.0%	18.9%	20.7%	22.1%	21.2%

(1) Due to ATK's adoption of Statement of Financial Accounting Standards (SFAS) No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense from the amounts previously reported of $13.8 million in fiscal 2003 and $19.5 million in fiscal 2002.

In fiscal 2006, ATK made a cash tender offer for its outstanding $400 million principal aggregate amount 8.50% Senior Subordinated Notes. Interest expense reflects $18.8 million for the premium to extinguish the debt, $7.1 million related to deferred financing costs that were written off, and $6.0 million for termination of the related interest-rate swaps.

(2) In fiscal 2002, ATK recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million of income taxes, due to the settlement of litigation related to its former Marine Systems operations.

(3) In fiscal 2003, ATK adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. As a result, ATK no longer amortizes goodwill or other intangible assets with indefinite lives. ATK also recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principle.

See Note 2 to the consolidated financial statements for a description of acquisitions made since the beginning of fiscal 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Information is Subject to Risk and Uncertainty

Some of the statements made and information contained in this report, excluding historical information, are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give ATK's current expectations or forecasts of future events. Words such as "may," "will," "expected," "intend," "estimate," "anticipate," "believe," "project," or "continue," and similar expressions are used to identify forward-looking statements. From time to time, ATK also may provide oral or written forward-looking statements in other materials released to the public. Any or all forward-looking statements in this report and in any public statements ATK makes could be materially different. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any change in the following factors may impact the achievement of results:

- reductions or changes in NASA or U.S. Government military spending and budgetary policies and sourcing strategy,
- increases in costs, which ATK may not be able to react to due to the nature of its U.S. Government contracts,
- the potential termination of U.S. Government contracts,
- government laws and other rules and regulations applicable to ATK, such as procurement and import-export control,
- the novation of U.S. Government contracts,
- other risks associated with U.S. Government contracts that might expose ATK to adverse consequences,
- changes in cost estimates and/or timing of programs,
- intense competition,
- performance of ATK's subcontractors,
- supply, availability, and costs of raw materials and components,
- development of key technologies and retention of a qualified workforce,

- fires or explosions at any of ATK's facilities,
- environmental rules and regulations, noncompliance with which may expose ATK to adverse consequences,
- actual pension asset returns and assumptions regarding future returns, discount rates, and service costs,
- greater risk associated with international business,
- unanticipated changes in the tax provision or exposure to additional tax liabilities,
- results of acquisitions,
- changing economic and political conditions in the United States and in other countries,
- changes in the number or timing of commercial and military space launches,
- international trading restrictions,
- outcome of periodic union negotiations,
- customer product acceptance,
- program performance,
- continued access to technical and capital resources,
- supplier contract negotiations and difficulties in the supplier qualification process,
- availability of insurance coverage at acceptable terms,
- unforeseen delays or other changes in NASA's Space Shuttle program,
- changes in accounting or pension rules or pronouncements,
- changes in cost estimates related to restructuring or relocation of facilities,
- the timing and extent of changes in commodity prices and interest rates,
- access to capital markets and the costs thereof,
- legal proceedings, and
- other economic, political, and technological risks and uncertainties.

This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact ATK's business. Additional information regarding certain of these factors is contained in Item 1A of this report and may also be contained in ATK's filings with the Securities and Exchange Commission on Forms 10-Q and 8-K. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

Overview

ATK is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. ATK is headquartered in Edina, Minnesota and has operating locations throughout the United States. ATK's fiscal 2006 segments are as follows: Ammunition, ATK Thiokol, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research.

- The Ammunition segment, which generated approximately 34% of total external sales in fiscal 2006, supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition accessories.

- The ATK Thiokol segment, which generated approximately 29% of total external sales in fiscal 2006, is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials/structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.
- The Precision Systems segment, which generated approximately 17% of total external sales in fiscal 2006, develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.
- The Advanced Propulsion and Space Systems segment, which generated approximately 15% of total external sales in fiscal 2006, supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment, which is included in "Other" or "Corporate and Other" below, is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites.

Effective April 1, 2006, ATK realigned its business operations. As a result of this realignment, ATK renamed its ATK Thiokol segment to Launch Systems Group and its Ammunition segment to Ammunition Systems Group, and consolidated the Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research segments into a new segment, Mission Systems Group. Following this realignment, ATK has three segments: Mission Systems Group, Ammunition Systems Group, and Launch Systems Group. The April 1, 2006 realignment is not reflected in the information contained in this report.

As a supplier to the U.S. aerospace and defense industry, ATK is dependent on funding levels of the U.S. Department of Defense (DoD) and NASA. The U.S. defense industry has experienced significant changes over the past few years. During the 1990s, the DoD budget declined, however that trend has reversed during the 2000s due to continuing geopolitical uncertainties. While the DoD's budget for procurement and research, development, test, and evaluation continues to grow each year, the degree of future growth is not known and it may slow or even contract. However, ATK believes it is well positioned in this budget environment to maintain or even increase its relative participation in the DoD budget, as it derives the majority of its DoD sales from products that are consumed (and then reprocured) in both tactical and training operations. ATK anticipates that, to the extent that future budget pressures mount, the majority of budget cuts would come in the areas where the DoD is developing new "platforms" - the vehicles used to deliver the weapons, including ships, aircraft, tanks and helicopters. Much of ATK's product portfolio is "platform independent," meaning it can be used in the legacy platforms of today (for example, M1A1 battle tanks and F-16 fighters) as well as in the platforms being developed for future use (for example, Future Combat Systems and Joint Strike Fighter). Therefore, if and when these future platform development programs come under budget pressures, ATK believes that it has limited exposure, relative to its industry peers.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as 2010, to be replaced by new spacecraft and supporting exploration launch systems. On September 19, 2005, NASA announced the results of its architecture study from which NASA chose the shuttle-derived option for its new launch system due to its superior safety, cost and its availability. This option includes the current four-segment Shuttle Solid Rocket Booster as the first stage for its new Apollo-style Crew Launch Vehicle (CLV) and two five-segment Shuttle Solid Rocket Boosters as the initial thrust for its Heavy Launch Lift Vehicle (HLLV) for the future NASA launch systems. A technical directive under ATK's current RSRM contract has been received from NASA for ATK to begin studying and planning for the use of the ATK RSRM in these two new systems.

ATK management believes that the key to ATK's continued success is to focus on performance, simplicity, and affordability, and that ATK's future lies in being a leading provider of advanced weapon and space systems. ATK is positioning itself where management believes there will be continued strong defense funding, even as pressures on procurement and research and development accounts mount. ATK will concentrate on developing the "faster, farther, more accurate, and more lethal" systems that will extend the life and improve the capability of existing platforms. ATK anticipates budget pressures will increasingly drive the life extension of platforms such as ships, aircrafts, and main battle tanks. ATK's transformational weapons such as AARGM, BTERM, PGMM and MRM are aimed squarely at this growing market. At the same time, ATK believes it is on the leading edge of technologies essential to "generation after next" weapons and platforms—advanced sensor/seeker integration, directed energy, weapon data links, high-speed, long-range projectiles, thermal-resistant materials, reactive materials, and scramjet engines are examples.

Critical Accounting Policies

ATK's discussion and analysis of its financial condition and results of operations are based upon ATK's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, ATK makes estimates and judgments that affect the reported amounts of assets, liabilities, sales, and expenses, and related disclosure of contingent assets and liabilities. ATK re-evaluates its estimates on an on-going basis. ATK's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

ATK believes the following are its critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Long-Term Contracts—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (cost-to-cost) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery). The majority of ATK's total revenue is accounted for using the cost-to-cost method of accounting.

Profits expected to be realized on contracts are based on management estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated gross margin loss is charged to cost of sales.

The complexity of the estimation process and all issues related to assumptions, risks, and uncertainties inherent with the application of the cost-to-cost method of accounting affect the amounts reported in ATK's financial statements. A number of internal and external factors affect the cost of sales estimates, including labor rate and efficiency variances, overhead rate estimates, revised estimates of warranty costs, estimated future material prices, and customer specification and testing requirement changes. If business conditions were different, or if ATK had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ATK's financial statements. In the past, ATK's estimates and assumptions have been materially accurate.

Civil Ammunition Products—Sales are recognized on civil ammunition products when realized or realizable and when earned. Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

Environmental Remediation and Compliance

Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated. As of March 31, 2006, the estimated discounted range of reasonably possible costs of environmental remediation was $56 million to $94 million.

ATK's engineering, financial, and legal specialists estimate, based on current law and existing technologies, the cost of each environmental liability. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where ATK may be jointly and severally liable. ATK's estimates for environmental obligations are dependent on, and affected by, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, changes in environmental laws and regulations, future technological developments, and the timing of expenditures. Accordingly, such estimates could change materially as ATK periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

Employee Benefit Plans

Defined Benefit Pension Plans. ATK's noncontributory defined benefit pension plans (the Plans) cover substantially all employees. Plans provide either pension benefits based on employee annual pay levels and years of credited service or based on stated amounts for each year of credited service. ATK funds the Plans in accordance with federal requirements calculated using appropriate actuarial methods.

Plan assets for ATK are held in a trust and are invested in a diversified portfolio of equity securities, fixed income investments, real estate investments, alternative investments, and other investments.

ATK recorded pension expense for the Plans of $53.6 million in fiscal 2006, an increase of $22.7 million over the $30.9 million of pension expense recorded in fiscal 2005. The expense related to these Plans is calculated based upon a number of actuarial assumptions, including the expected long-term rate of return on plan assets, the discount rate, and the rate of compensation increase. The following table sets forth ATK's assumptions used in determining pension expense for fiscal 2006 and 2005, and projections for fiscal 2007:

	Years Ending March 31		
	2007	2006	2005
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Discount rate	5.80%	5.90%	6.25%
Rate of compensation increase:			
Union	3.00%	3.00%	3.00%
Salaried	3.25%	3.25%	3.25%

In developing the expected long-term rate of return assumption, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical 5-year and 10-year compounded investment returns, which have been in excess of broad equity and bond benchmark indices. The expected long-term rate of return of 9.0% used in fiscal 2006 for pension plans was based on an asset allocation assumption of 55% with equity managers, with an expected long-term rate of return of 10.9%; 20% with fixed income managers, with an expected long-term rate of return of 6.5%; 10% with real estate/real asset managers with an expected long-term rate of return of 9.6%; and 15% with alternate investment managers with an expected long-term rate of return of 9.6%.

ATK's discount rate is determined using a yield curve approach. The yield curve matches projected plan pension benefit payment streams with bond portfolios reflecting actual liability duration unique to ATK plans. The discount rate using the yield curve approach was 5.80% and 5.90% at December 31, 2005 and 2004, respectively. Prior to December 31, 2004, the discount rate that ATK used for determining future pension obligations was based on a review of long-term bonds that received one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis was 6.25% at December 31, 2003. The discount rate as of December 31 impacts the following fiscal year's pension expense.

Based on these and other assumptions, ATK estimates that its pension expense will be approximately $78 million in fiscal 2007, an increase of approximately $24 million over fiscal 2006. Future actual pension expense will depend on future investment performance, changes in future discount rates, legally required plan changes, and various other factors related to the populations participating in the Plans. If the assumptions of the discount rate and/or expected rate of return for fiscal 2007 were different, the impact on fiscal 2007 expense would be as follows: each 0.25% change in the discount rate would change fiscal 2007 pension expense by approximately $6 million; each 1.0% change in the expected rate of return on plan assets would change fiscal 2007 pension expense by approximately $17 million.

ATK bases its determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

ATK made pension plan contributions, including contributions to the trust fund and directly to retirees, during fiscal 2006 of $28.5 million, of which $24.6 million was above the minimum amount legally required for the year. ATK expects to make qualified pension plan trust contributions of approximately $86 million in fiscal 2007, which is the minimum amount legally required for the year. ATK also expects to make contributions directly to retirees of approximately $6 million in fiscal 2007. A substantial portion of ATK's pension plan contributions are recoverable from the U.S. Government as allowable indirect contract costs at amounts generally equal to the pension plan contributions, although not necessarily in the same year the contribution is made.

Statement of Financial Accounting Standards (SFAS) No. 87, *Employers' Accounting for Pensions*, requires that the balance sheet reflect a prepaid pension asset or minimum pension liability based on the current market value of plan assets and the accumulated benefit obligation of the plans. During fiscal 2006, fiscal 2005 and fiscal 2004, ATK recorded net after-tax adjustments of $87.1 million, $5.4 million and $20.8 million, respectively due to valuation changes during the years. These adjustments were non-cash reductions of equity and did not impact earnings. The minimum pension liability could change materially in future years.

Other Postretirement Benefits. ATK also provides postretirement health care benefits and life insurance coverage to certain employees and retirees.

The following table sets forth ATK's assumptions used to determine net periodic benefit cost for other postretirement benefit (PRB) plans for fiscal 2006 and 2005, and projections for fiscal 2007:

	Years Ending March 31		
	2007	2006	2005
Expected long-term rate of return on plan assets:			
Held solely in fixed income investments	6.00%	6.00%	6.00%
Held in pension master trust and fixed income investments	8.00%	8.00%	8.00%
Discount rate	5.80%	5.90%	6.25%
Weighted average initial health care cost trend rate	7.20%	7.00%	8.00%

Beginning in fiscal 2007, medical trend rates are set specifically for each benefit plan and design. Medical trend rates used to determine the net periodic benefit cost for employees is as follows: under age 65 is 8.00%; employees over age 65 is 6.50%; and the prescription drug portion is 14.00%.

The rates to which the cost trend rates are assumed to decline (the ultimate trend rates) are as follows:

Health care cost trend rate for employees under 65	5.50%
Health care cost trend rate for employees over 65	5.00%
Health care cost trend rate for prescription drugs	7.00%
Weighted average health care cost trend rate	5.40%

Each category of cost declines at a varying rate. The ultimate trend rate will be reached in fiscal 2014 for employees under age 65, in fiscal 2016 for employees over age 65, and in fiscal 2017 for prescription drugs.

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. As of March 31, 2006, 29% of the assets were held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those held in fixed income investments.

Assumed health care trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care trend rates would have the following effects (in thousands):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost	$ 589	$ (557)
Effect on postretirement benefit obligation	9,561	(9,049)

ATK made other PRB plan contributions of $22.1 million in fiscal 2006. ATK expects to make other PRB plan contributions of approximately $21 million in fiscal 2007.

In December 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation (APBO), which would be amortized over future service periods. Future subsidies would reduce service cost each year. FSP 106-2 became effective for ATK during fiscal 2005. One of ATK's other PRB plans is actuarially equivalent to Medicare, but ATK does not believe that the subsidies it will receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact of adopting this FSP reduced ATK's APBO by approximately $31 million. The impact to ATK's results of operations in any period is not expected to be significant.

Defined Contribution Plans. ATK also sponsors two 401(k) defined contribution plans. Participation in one of these plans is available to substantially all employees.

Income Taxes

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK establishes reserves for income tax contingencies when, despite the belief that ATK's tax return positions are fully supportable, there remain certain positions that are likely to be challenged and possibly disallowed by the tax authorities. The tax provision and related accruals include the impact of such reasonably estimable losses and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change.

Acquisitions and Goodwill

ATK uses the purchase method of accounting to account for its acquisitions, and, accordingly, the results of acquired businesses are included in ATK's consolidated financial statements from the date of acquisition. The purchase price for acquisitions is allocated to the acquired assets and liabilities based on fair value. Estimates are used in determining the fair value and estimated remaining lives of intangible assets until the final purchase price allocation is completed. Actual fair values and remaining lives of intangible assets may vary from those estimates. The excess purchase price over the estimated fair value of the net assets acquired is recorded as goodwill.

In accordance with SFAS 142, *Goodwill and Other Intangible Assets,* ATK tests goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. Goodwill impairment testing under SFAS 142 is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. ATK estimates the fair values of the related operations using discounted cash flows. If the fair value is determined to be less than the carrying value, a second step would be performed to determine the amount of impairment. SFAS 142 requires that goodwill be tested as of the same date every year; ATK's annual testing date is the first day of its fourth fiscal quarter. ATK has not recorded any goodwill impairment charges under SFAS 142. Under the valuation techniques and approach applied by ATK in its SFAS 142 analysis, a change in key assumptions, such as the discount rate and projected future cash flows, could significantly impact the results of our assessment.

Other Matters

Space Shuttle Contract

ATK is the sole manufacturer of the Reusable Solid Rocket Motors (RSRM) for NASA's Space Shuttle. ATK is currently under contract with NASA to provide RSRMs and other related services through May 2007. ATK recognizes sales on the RSRM contract as costs are incurred. The RSRM program represented 13% of ATK's total fiscal 2006 sales.

As a result of the investigation of the February 1, 2003 Columbia failure and temporary suspension of Space Shuttle flights, NASA directed ATK on June 3, 2003 to slow down the production rate of RSRM motor segments, but to maintain necessary and critical staffing skills. The Space Shuttle returned to flight July 26, 2005, and the next launch is scheduled to occur in July 2006 or later. The continued production slowdown has not and is not expected to significantly impact RSRM staffing. Metal case and nozzle hardware for the program have been purchased under prior contracts and are reused after each Space Shuttle flight. Expendable raw materials used in propellant manufacturing are the items being most affected by the slowdown, but the reduction to raw materials purchase quantities has been and is expected to continue to be partially offset by materials pricing increases due to the lower quantities being purchased and increases in program safety and supplier viability initiatives. In addition to ATK's future role in the Crew Launch Vehicle (CLV) and Heavy Lift Launch Vehicle (HLLV) discussed above, ATK has also been selected to provide Space Shuttle Booster Separation Motors, which likely will be used for the HLLV, and has developed and provided a repair system for the Orbiter Wing Leading Edge.

Restructuring Charges

Since fiscal 2004, ATK has been recording costs for restructuring and related activities, the majority of which are the result of the U.S. Army's announced plans to exit the Twin Cities Army Ammunition Plant (TCAAP) in Arden Hills, MN. As a result of this announcement, ATK's management decided to relocate medium-caliber ammunition metal parts manufacturing from TCAAP to Rocket Center, WV. The product qualification and start of production for the primary medium-caliber ammunition products was completed during fiscal 2005. ATK expects Army approval for the final exit from TCAAP in 2006. In connection with these restructuring and related activities, ATK recorded costs of approximately $14.7 million in fiscal 2004 and fiscal 2005, primarily for employee termination benefits (including $2.7 million for special termination benefits for pension and other PRB), facility clean-up, and accelerated depreciation, and disbursed approximately $9.0 million in fiscal 2005. The liability related to these costs as of March 31, 2005 was approximately $0.8 million. During fiscal 2006 approximately $0.5 million was disbursed and an additional $0.3 million in costs were recorded. Costs were recorded within cost of sales, primarily within the Ammunition segment. The liability related to these costs as of March 31, 2006 was approximately $0.6 million (not including the impact on the pension and other PRB plans). A majority of the $0.6 million was paid in April 2006 effectively completing this restructuring and the related activities.

In January 2005, ATK announced its plans to move its fuze production operations from Janesville, WI to Rocket Center, WV. In connection with this move, ATK recorded costs of approximately $5.2 million during fiscal 2005 related primarily to employee termination benefits and accelerated depreciation. The liability related to these costs as of March 31, 2005 was approximately $2.3 million. During fiscal 2006, approximately $6.5 million was disbursed, an additional $4.6 million in costs were recorded primarily related to employee termination benefits, relocation, and facility clean-up costs. In addition, cash of $1.4 million was received from the sale of the Janesville facility. Costs were recorded within cost of sales within the Precision Systems segment. The liability related to these costs as of March 31, 2006 was approximately $0.4 million. ATK expects to incur minimal additional costs for this restructuring activity.

Acquisitions

ATK did not make any acquisitions during fiscal 2006.

During fiscal 2005 ATK acquired the PSI Group, which includes Pressure Systems Inc. (which was renamed ATK Space Systems Inc.), Programmed Composites Inc., and Able Engineering Company, Inc., for $164.2 million in cash. The PSI Group is a leader in the design and manufacture of components for military and commercial space-based applications, including global positioning, navigation and communication satellites, satellite bus structures, struts, reflectors and deployable mast booms. ATK believes that the acquisition strengthened ATK's advanced space systems portfolio and positions it to capture emerging opportunities in spacecraft integration and satellite technology. ATK expects to increase its content on space missions while expanding into new advanced space technology roles. The PSI Group is included in the Advanced Propulsion and Space Systems segment.

During fiscal 2004, ATK made the following two acquisitions:

- On March 15, 2004, ATK acquired Mission Research Corporation for $215.0 million in cash and now operates it as a separate segment under the name ATK Mission Research. ATK Mission Research is a leader in the development of advanced technologies that address emerging national security and homeland defense requirements. ATK believes that the acquisition of ATK Mission Research was a strategic transaction that gives ATK an advanced aerospace and defense technology pipeline spanning concept development to full-scale production. ATK Mission Research has a reputation as a national asset in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites. Each of these areas is attractive in its own right, but of significantly greater potential value when coupled with ATK's precision weapons and energetics capabilities. ATK Mission Research is reported in "other" or "corporate and other".
- On November 21, 2003, ATK acquired two businesses, Micro Craft and GASL, from Allied Aerospace for $43.3 million in cash. Micro Craft and GASL (now known together as ATK GASL) are leaders in the development of hypervelocity and air-breathing systems for next-generation space vehicles, missiles, and projectiles. ATK believes that the acquisition adds leading-edge propulsion and airframe technologies for aerospace and defense applications to ATK's portfolio. Micro Craft is located in Tullahoma, TN, and GASL is located in Ronkonkoma, NY. ATK GASL is included in the Advanced Propulsion and Space Systems segment.

In accordance with SFAS 141, *Business Combinations,* the results of each of the acquired businesses are included in ATK's consolidated financial statements since the date of each acquisition.

Results of Operations

The following information should be read in conjunction with ATK's consolidated financial statements. The key performance indicators that ATK's management uses in managing the business are each operating segment's orders, sales, income before interest and income taxes, and cash flows.

Fiscal 2006

Sales

The following is a summary of each operating segment's external sales (in millions):

	Years Ended March 31			
	2006	2005	$ Change	% Change
Ammunition	$1,105.4	$ 888.7	$216.7	24.4%
ATK Thiokol	929.3	845.2	84.1	10.0%
Precision Systems	554.3	517.6	36.7	7.1%
Advanced Propulsion and Space Systems	468.0	392.8	75.2	19.1%
Other	159.8	156.8	3.0	1.9%
Total sales	$3,216.8	$2,801.1	$415.7	14.8%

The increase in sales was driven by organic growth in many of the existing businesses, along with a full year of sales from the PSI Group, which was acquired during fiscal 2005, as described above.

Ammunition. The increase in sales was driven by:

- an increase of $116 million in military small-caliber ammunition sales at the Lake City Army Ammunition Plant,
- a $39 million increase in medium-caliber ammunition,
- a $39 million increase in civil ammunition due to stronger domestic, international, law enforcement, government, and power load sales,
- an increase of $13 million in gun systems, and
- a $7 million increase in Mk-90 sales.

ATK Thiokol. The increase in sales was due to:

- an increase of $44 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK,
- a $21 million increase in the Space Shuttle program due to an increase in return to flight activity and effort related to the Crew Launch Vehicle (CLV),
- an increase of $15 million in flares and decoys, and
- a $12 million increase on the Trident II Missile program and related technology contracts.

These were partially offset by a $13 million reduction in Graphite Epoxy Motor production for Delta rockets.

Precision Systems. The increase in sales was due to:

- a $40 million increase in precision munitions, principally the Precision-Guided Mortar Munition, Mid-Range Munition, and Extended Range Munition programs,
- an increase of $18 million in missile systems, principally due to increased systems design and development on the Advanced Anti-Radiation Guided Missile (AARGM),
- a $9 million increase across various tactical rocket motor programs, and
- a net increase of $8 million in various tank ammunition programs.

Partially offsetting these increases were:

- a $20 million decline in barrier systems principally due to timing of development activities on the Spider Advanced Munition program and Intelligent Munitions System, and
- a $12 million decline in fuzes and proximity sensors primarily due to a break in production as a result of moving the fuze production operations, as discussed above.

Advanced Propulsion and Space Systems. The increase in sales was due to:

- the acquisition of the PSI Group at the end of the second quarter of fiscal 2005, which added $62 million during fiscal 2006,
- an increase of $23 million in missile defense, principally the SM-3 in connection with increased support of deployment rounds, and
- a $15 million increase in space and ordnance programs, principally the Orbus program.

Partially offsetting these increases was a reduction in military aircraft of $13 million, primarily the Global Hawk program, and a decrease of $11 million in other composites programs.

Gross Profit

	Years Ended March 31				
	2006	As a % of Sales	2005	As a % of Sales	Change
	(amounts in millions)				
Gross profit	$610.7	19.0%	$530.1	18.9%	$80.6

The increase in gross profit was driven by higher sales, a reduction in other postretirement benefit costs, the lack of a prior year charge of $7 million due to higher material usage rates and technical issues related to the build process on the F/A-22 Stabilator composite structures program within the Advanced Propulsion Space Systems segment, and a $5.8 million decrease in restructuring and related costs, as discussed in "Restructuring Charges" above. These items were partially offset by an increase in pension costs (excluding the $6.4 million settlement to recognize lump sum pension benefits that was recorded in general and administrative costs in fiscal 2005).

Operating Expenses

	Years Ended March 31				
	2006	As a % of Sales	2005	As a % of Sales	Change
	(amounts in millions)				
Research and development	$ 51.5	1.6%	$ 39.1	1.4%	$12.4
Selling	82.1	2.6%	68.8	2.5%	13.3
General and administrative	150.0	4.7%	137.2	4.9%	12.8
Total	$283.6	8.8%	$245.1	8.7%	$38.5

Operating expenses increased primarily due to higher sales, increased discretionary research and development activity primarily within the ATK Thiokol and Precision Systems segments, and the inclusion of a full year of the PSI Group, which was acquired in the prior fiscal year. General and administrative expenses increased due to increased headcount and other compensation-related costs. These increases were partially offset by the absence of a $6.4 million settlement charge in the prior-year period to recognize the impact of lump sum pension benefits that were paid and the absence of the $6 million litigation settlement along with the incremental legal costs recorded in fiscal 2005.

Income before Interest, Income Taxes, and Minority Interest

	Years Ended March 31		
	2006	2005	Change
	(amounts in millions)		
Ammunition	$109.3	$ 86.9	$22.4
ATK Thiokol	130.4	121.9	8.5
Precision Systems	48.5	49.0	(0.5)
Advanced Propulsion and Space Systems	53.0	41.0	12.0
Corporate and Other	(14.1)	(13.8)	(0.3)
Total	$327.1	$285.0	$42.1

Income before interest, income taxes, and minority interest by segment for fiscal 2005 was previously reported after the elimination of intercompany profit. Fiscal 2005 has been recast to include intercompany profit, consistent with presentation of fiscal 2006.

The increase in income before interest, income taxes, and minority interest was due to higher sales as well as:

- a reduction in other postretirement benefit costs,
- the absence of a $6.4 million settlement charge in the prior year to recognize lump sum pension benefits that were paid,
- the absence of the $6 million litigation settlement along with the incremental legal costs that was recorded in fiscal 2005, and
- certain program-related changes within the operating segments as described below.

These increases were partially offset by the increase in pension expense, increased headcount and other compensation-related costs, along with certain program-related changes within each of the operating segments as discussed below.

Ammunition. The increase was related to higher sales across the segment, as discussed in the Sales section above, along with a decrease of $6.4 million for restructuring and related activities.

ATK Thiokol. The increase was mainly due to the increased volume for the Minuteman III Propulsion Replacement program and flares and decoys, partially offset by lower profit on Graphite Epoxy Motors in connection with lower sales.

Precision Systems. The slight decrease was primarily due to increased discretionary spending for research and development and bid and proposal activities along with a decline on barrier systems and fuzes and proximity sensors in connection with lower sales. These decreases were offset by increased margins on the AAR-47 missile warning system program and the M829A3 program.

Advanced Propulsion and Space Systems. The increase was primarily driven by the lack of a prior year charge of $7 million due to higher material usage rates and technical issues related to the build process on the F/A-22 Stabilator composite structures program, improved margins in launch vehicle structures related to the Delta program, as well as the inclusion of the PSI Group for the entire fiscal 2006, versus six months in fiscal 2005.

Corporate and Other. The net expense of Corporate and Other primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters, the elimination of intercompany profits, and the results of operations of ATK Mission Research. The $6 million litigation settlement plus incremental legal costs discussed above are also included in Corporate and Other in fiscal 2005.

Net Interest Expense

Net interest expense for fiscal 2006 was $99.6 million, an increase of $35.1 million compared to $64.5 million in fiscal 2005. As discussed in the "Liquidity and Capital Resources" section below, during fiscal 2006 ATK repaid the majority of its 8.50% Senior Subordinated Notes and issued 6.75% Senior Subordinated Notes. ATK's interest expense includes the following items related to these financing activities:

- $18.8 million premium paid to holders of the 8.50% Notes,
- $7.1 million write-off of deferred costs from the issuance of the 8.50% Notes, and
- a net expense of $6.0 million due to the termination of the related interest rate swaps.

Also contributing to the increase was a higher average borrowing rate.

Income Tax Provision

	Years Ended March 31				
	2006	Effective Rate	2005	Effective Rate	Change
	(amounts in millions)				
Income tax provision	$73.3	32.2%	$66.5	30.2%	$6.8

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2006 of 32.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, both of which increased the effective rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, domestic manufacturing deduction (DMD), research and development (R&D) tax credits, the tax benefit from the favorable resolution of federal and state audit issues, and amounts recorded to adjust provision numbers to the returns as filed. During fiscal 2006, ATK recognized $3.2 million of previously established reserves due to a settlement reached with the IRS and related changes in estimates of federal and state tax reserves needed. In addition, the valuation allowance was increased by $0.5 million because the amount of state carryforward benefits expected to be utilized before expiration decreased primarily due to changes to ATK's legal entity structure.

The effective tax rate for fiscal 2005 of 30.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, ETI exclusion tax benefits, R&D tax credits, the tax benefit from the favorable resolution of federal and state audit issues, and amounts recorded to adjust provision numbers to the returns as filed. During fiscal 2005, ATK recognized $8.2 million of previously established tax reserves because of favorable audit results from several states, a settlement reached with the IRS and a change in estimate of tax reserves needed. In addition, the valuation allowance was increased by $0.7 million because the amount of state carryforward benefits that are expected to be utilized before expiration decreased primarily as a result of the decision to move the fuze production operations.

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. These timing differences result in deferred tax assets and liabilities, which are recorded on the balance sheet.

At March 31, 2006, ATK had gross deferred tax assets of $577 million, including $6 million of state credit carryforwards and $7 million of state loss carryforwards, which are subject to various limitations and will expire if unused within their respective carryforward periods. ATK has assessed the likelihood that the deferred tax assets will be realized in future years based on projected taxable income and, to the extent that recovery is not likely, a valuation allowance has been established. The valuation allowance of $3.7 million at March 31, 2006 relates principally to certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. Of the valuation allowance, $0.4 million will be allocated to reduce goodwill if the related deferred tax asset is ultimately realized.

IRS examinations have been completed through fiscal 2003 and all tax matters with the IRS have been settled for those years. The examination for fiscal 2004 and 2005 began in March 2006.

The American Jobs Creation Act of 2004 (the 2004 Act) provides a deduction for qualified domestic production activities and a two-year phase-out (except for certain grandfathered contracts) of the existing ETI exclusion tax benefit for foreign sales, which the World Trade Organization (WTO) ruled was an illegal export subsidy. The European Union filed a complaint with the WTO challenging the transitional and grandfathered provisions of the 2004 Act. On September 30, 2005, the WTO ruled that the Act failed to comply with its prior ruling. The U.S. appealed, but the September ruling was upheld. On May 17, 2006, the President signed the Tax Increase Prevention and Reconciliation Act of 2005 (2005 Act). The 2005 Act repeals the grandfathered provisions of the 2004 Act effective for fiscal years beginning after the date of enactment.

Effective December 31, 2005, the R&D tax credit expired. Congress is working on legislation to reinstate the credit. If the proposed legislation is not signed into law, ATK's fiscal 2007 tax rate could increase by approximately 1.2%.

Minority Interest

The minority interest represents the minority owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with Composite Optics, Inc. and is consolidated into ATK's financial statements.

Net Income

Net income for fiscal 2006 was $153.9 million, an increase of $0.4 million compared to $153.5 million in fiscal 2005. The increase was due to an increase of $80.6 million in gross profit, offset by an increase in operating expenses of $38.5 million, along with increases in net interest expense of $35.1 million and income tax provision of $6.8 million.

Fiscal 2005

Sales

The following is a summary of each operating segment's external sales (in millions):

	Years Ended March 31			
	2005	2004	$ Change	% Change
Ammunition	$ 888.7	$ 805.7	$ 83.0	10.3%
ATK Thiokol	845.2	799.3	45.9	5.7%
Precision Systems	517.6	483.4	34.2	7.1%
Advanced Propulsion and Space Systems	392.8	271.3	121.5	44.8%
Other	156.8	6.5	150.3	2,312.3%
Total sales	$2,801.1	$2,366.2	$434.9	18.4%

The increase in sales was driven by organic growth in many of the existing businesses, along with sales from businesses acquired during fiscal 2005 and 2004, as described above.

Ammunition. The increase in sales was driven by:

- a $63 million increase of military small-caliber ammunition produced by the Lake City Army Ammunition Plant,
- an increase of $28 million of sales of civil ammunition and related products due to higher retail, law enforcement, government, and international sales, and
- an increase of $13 million in sales of TNT due to a full year of activity.

Partially offsetting these increases was a reduction of $26 million in medium-caliber ammunition, primarily due to the relocation of the metal parts manufacturing, as discussed under "Restructuring Charges" above.

ATK Thiokol. The increase in sales was due to:

- an increase of $55 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK, as discussed above,
- an increase of $21 million in flares and decoys due to increased contract requirements, and
- an increase of $8 million on the RSRM program due to the addition of return-to-flight contracts.

Partially offsetting the increases were:

- a $12 million reduction on the Titan IV SRMU program consistent with the anticipated contract schedule,
- a reduction of $12 million in commercial nozzle and motor programs due to decreased commercial launch activity, and
- a $3 million reduction in the Trident II strategic missile program consistent with the anticipated contract schedule.

Precision Systems. The increase in sales was due to:

- an increase of $14 million in defense electronics, primarily the family of AN/AAR-47 missile warning systems due to increased demand,
- a $13 million increase in precision munitions, primarily the BTERM guided projectile,
- an increase of $12 million in barrier systems due to new contracts,
- a $10 million increase in fuzes and proximity sensors, principally the DSU-33 and Multi-Option Fuze for Artillery (MOFA) programs, and
- an increase of $7 million in missile systems principally due to increased development activities on the Advanced Anti-Radiation Guided Missile (AARGM).

Partially offsetting these were a $12 million decline in tank ammunition due to delays and timing and a $9 million decrease in tactical rocket motors due to reduced volume.

Advanced Propulsion and Space Systems. The increase in sales was due to:

- the acquisition of the PSI Group during the second quarter of fiscal 2005 which added $51 million,
- a $29 million increase in missile defense, principally SM-3 in connection with increased production in support of initial deployment rounds,
- the acquisition of ATK GASL late in the third quarter of fiscal 2004 which added $17 million,

- an increase of $12 million in military aircraft structures, and
- an increase of $11 million in satellites and reflectors.

Partially offsetting these increases was a reduction of $9 million in space launch vehicle structures due to reduced volume on the Delta program.

Gross Profit

	Years Ended March 31				
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)				
Gross profit	$530.1	18.9%	$490.5	20.7%	$39.6

Contributing to the increase in the dollar amount of gross profit was higher sales offset by:

- the increase of approximately $13.1 million in pension expense (overall increase was $19.5 million, of which $6.4 million is included in operating expenses and discussed below),
- the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in fiscal 2004 in connection with a change in some of ATK's postretirement benefit plans,
- the lack of approximately $7.5 million recognized in fiscal 2004 in connection with the successful resolution with the government of contract billing rate issues related to pension, and
- higher costs of restructuring and related activities of approximately $4 million, as discussed above.

Operating Expenses

	Years Ended March 31				
	2005	As a % of Sales	2004	As a % of Sales	Change
	(amounts in millions)				
Research and development	$ 39.1	1.4%	$ 28.9	1.2%	$10.2
Selling	68.8	2.5%	67.2	2.8%	1.6
General and administrative	137.2	4.9%	117.4	5.0%	19.8
Total	$245.1	8.7%	$213.5	9.0%	$31.6

The increase in the dollar amount of operating expenses was primarily due to higher sales, the inclusion of businesses acquired during fiscal 2005, a $6.4 million settlement charge to recognize the impact of lump sum pension benefits that were paid, and $6 million for a litigation settlement along with the incremental legal costs.

Income before Interest, Income Taxes, and Minority Interest

	Years Ended March 31		
	2005	2004	Change
	(amounts in millions)		
Ammunition	$ 86.9	$ 79.8	$ 7.1
ATK Thiokol	121.9	136.0	(14.1)
Precision Systems	49.0	48.9	0.1
Advanced Propulsion and Space Systems	41.0	29.7	11.3
Corporate and Other	(13.8)	(17.3)	3.5
Total	$285.0	$277.1	$ 7.9

Income before interest, income taxes, and minority interest by segment for fiscal 2005 and fiscal 2004 was previously reported after the elimination of intercompany profit. Fiscal 2005 and fiscal 2004 have been recast to include intercompany profit, consistent with presentation of fiscal 2006.

The increase in income before interest, income taxes, and minority interest was due to higher sales along with income generated by 2004 and 2005 acquisitions, and program-related changes within each operating segment as discussed below.

These increases were partially offset by:

- the increase of approximately $19.5 million in pension expense which includes a $6.4 million settlement charge to recognize the lump sum pension benefits that were paid,
- the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in fiscal 2004 in connection with a change in some of ATK's postretirement benefit plans,
- a $6 million litigation settlement during fiscal 2005 along with the incremental legal costs, and
- program-related changes within each of the operating segments as discussed below.

Ammunition. The increase was primarily due to higher sales and improved profitability on military small-caliber ammunition along with higher sales of propellant. These increases were partially offset by Ammunition's portion of the increase in pension expense and the absence of its portion of the curtailment gain ($2.4 million), as discussed above, as well as a decrease on civil ammunition due to a change in product mix and an increase in the cost of raw materials.

ATK Thiokol. The decrease was primarily due to the lack of approximately $7.5 million recognized in fiscal 2004 in connection with the successful resolution with the government of contract billing rate issues related to pension, a net $3 million reduction in space launch vehicles due to lower sales and the lack of a flight incentive recognized in fiscal 2004, ATK Thiokol's portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.4 million), as discussed above. These decreases were partially offset by higher profit on ground-based missile defense along with higher sales on Minuteman and flares and decoys.

Precision Systems. The decrease was due to the costs of restructuring and related activities of approximately $5.2 million, the absence of Precision Systems' portion of the curtailment gain ($3.4 million), and increase in pension expense, each discussed above, along with a decrease in tank ammunition due to technical issues on the M829A3 program. These decreases were partially offset by increased sales volume and profit improvements on fuzing and defense electronics.

Advanced Propulsion and Space Systems. The increase was driven by income generated by the PSI Group and ATK GASL as well as an increase in missile defense programs. Partially offsetting these items were Advanced Propulsion and Space Systems' portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.1 million), as discussed above.

Corporate and Other. The net of Corporate and Other primarily reflects income generated by ATK Mission Research offset by expenses incurred for administrative functions that are performed centrally at the corporate headquarters and the elimination of intercompany profits. A $6 million litigation settlement plus incremental legal costs is also included in Corporate and Other for fiscal 2005.

Net Interest Expense

Net interest expense for fiscal 2005 was $64.5 million, an increase of $5.2 million compared to $59.3 million in fiscal 2004. This increase was due to a higher average outstanding debt balance primarily driven by the acquisition of the PSI Group during fiscal 2005 and the acquisition of MRC at the end of fiscal 2004, partially offset by a lower average borrowing rate.

Income Tax Provision

	Years Ended March 31				
	2005	Effective Rate	2004	Effective Rate	Change
	(amounts in millions)				
Income tax provision	$66.5	30.2%	$55.0	25.3%	$11.5

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2005 of 30.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, which both increased the rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, research and development (R&D) tax credits, the tax benefit from the favorable resolution of federal and state audit issues, and amounts recorded to adjust provision numbers to the returns as filed. During fiscal 2005, ATK recognized $8.2 million of previously established tax reserves because of favorable audit results from several states, a settlement reached with the IRS and a change in estimate of reserves needed. In addition, the valuation allowance was increased by $0.7 million because expectations of the amount of state carryforward benefits that would be utilized before expiration was decreased primarily as a result of the decision to move the fuze production operations.

The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance. In fiscal 2004, $15.5 million of previously recorded tax reserves were recognized because a settlement was reached with the IRS for fiscal 1999 through 2001, favorable guidance was issued by the IRS on the taxability of foreign sales and there was a change in estimate of reserves needed. In addition, the valuation allowance was reduced by $2.4 million because expectations of the amount of state carryforward benefits that would be utilized before expiration was increased as a result of changes made to ATK's structure.

Minority Interest

The minority interest represents the minority owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with COI and is consolidated into ATK's financial statements.

Net Income

Net income for fiscal 2005 was $153.5 million, a decrease of $8.8 million compared to $162.3 million in fiscal 2004. The decrease was due to an increase in operating expenses of $31.6 million, along with increases in net interest expense of $5.2 million and income tax provision of $11.5 million, partially offset by a $39.6 million increase in gross profit.

Cash Flows

Fiscal 2006

	Years Ended March 31		
	2006	2005	Change
	(amounts in millions)		
Cash flows provided by operating activities	$ 216.7	$ 196.1	$ 20.6
Cash flows used for investing activities	(63.6)	(225.9)	162.3
Cash flows (used for) provided by financing activities	(156.8)	18.3	(175.1)
Net cash flows	$ (3.7)	$ (11.5)	$ 7.8

Operating Activities. The increase in cash provided by operating activities was primarily due to an increase of $43 million in accrued compensation due to timing and increased headcount and a $29 million reduction in pension and other postretirement benefits (PRB) plan contributions.

These increases were partially offset by an increase of $50 million in cash used for working capital (defined as net receivables plus net inventories less accounts payable less contract advances and allowances) primarily due to increases in receivables and inventory levels to support increased production along with the timing of collection of receivables, early payment of interest due to the tender of the Senior Subordinated Notes, as discussed below, and $17 million in cash paid for the termination of interest rate swaps.

Investing Activities. ATK did not make any acquisitions in fiscal 2006 while cash used to acquire new businesses during fiscal 2005 included $164 million to acquire the PSI Group. Capital expenditures were $65 million in fiscal 2006, which was $3 million, or 4%, greater than last year.

Financing Activities. As discussed in the Liquidity and Capital Resources section below, ATK made a cash tender offer for its outstanding $400 million principal amount 8.50% Senior Subordinated Notes during fiscal 2006. As of March 31, 2006 ATK had repaid $397 million principal amount of these notes plus $19 million of related premium. In connection with this refinancing, ATK issued $400 million principal amount 6.75% Senior Subordinated Notes. ATK also amended its Senior Credit Facility and repaid its Term B Loan in the amount of $267 million and entered into a Term A Loan for $270 million on which ATK made $27 million in scheduled payments during fiscal 2006. In connection with its financing activities, ATK incurred $8 million of debt issuance costs during fiscal 2006. During fiscal 2006, ATK also repurchased shares of its common stock for $190 million in cash. ATK received proceeds from employee stock compensation plans of $24 million primarily due to stock option exercises. The change in cash overdrafts increased to $57 million, an increase of $51 million from the $6 million in fiscal 2005.

Fiscal 2005

	Years Ended March 31		
	2005	2004	Change
	(amounts in millions)		
Cash flows provided by operating activities	$ 196.1	$ 180.9	$ 15.2
Cash flows used for investing activities	(225.9)	(315.4)	89.5
Cash flows provided by financing activities	18.3	158.8	(140.5)
Net cash flows	$ (11.5)	$ 24.3	$ (35.8)

Operating Activities. The increase in cash provided by operating activities was primarily due to a $34 million improvement for pension and other postretirement benefits (PRB) due to a reduction of $15 million in contributions to the qualified pension and other PRB plans and a $20 million increase in pension and other PRB expense along with an increase in accrued compensation of $27 million due to increased headcount. These increases were partially offset by a $42 million increase in cash used for working capital (defined as net receivables plus net inventories less accounts payable less contract advances and allowances) primarily due to timing of significant accounts receivable collections along with an increase of $13 million in contributions to ATK's supplemental employee retirement plan (SERP) primarily due to a lump-sum retirement benefit payment made in fiscal 2005 (included in "other assets and liabilities" in the statement of cash flows).

Investing Activities. Cash used to acquire new businesses during fiscal 2005 included $164 million to acquire the PSI Group. Cash used to acquire new businesses during fiscal 2004 included $215 million to acquire Mission Research Corporation and $43 million to acquire ATK GASL. Capital expenditures were $63 million in fiscal 2005, which was $4 million, or 7%, greater than fiscal 2004.

Financing Activities. ATK issued $200 million of convertible senior subordinated notes during fiscal 2005 while making payments on its bank debt of $133 million. In connection with its financing activities, ATK incurred $6 million of debt issue costs during fiscal 2005. ATK received proceeds from employee stock compensation plans of $28 million primarily due to stock option exercises. During fiscal 2005 ATK also repurchased 1,128,100 shares of its common stock for $75 million.

ATK does not expect its level of capital expenditures to change significantly in the foreseeable future.

ATK typically generates cash flows from operating activities in excess of its commitments. If this occurs, ATK has several strategic opportunities for capital deployment, which may include debt repayments, stock repurchases, funding acquisitions, and other alternatives.

Liquidity and Capital Resources

ATK's principal sources of liquidity continue to be cash generated by operations and borrowings under credit facilities. Based on ATK's current financial condition, management believes that future operating cash flows, combined with the availability of funding, if needed, under new revolving credit facilities, will be adequate to fund future growth as well as service long-term obligations and fund share repurchases, as discussed below, over the next 12 months.

Debt

As of March 31, 2006 and 2005, long-term debt, including the current portion, consisted of the following (in thousands):

	March 31	
	2006	2005
Senior Credit Facility dated March 31, 2004:		
Term A Loan due 2009	$ 243,000	$ —
Term B Loan	—	266,553
Revolving Credit Facility due 2009	—	—
8.50% Senior Subordinated Notes due 2011	2,596	387,492
6.75% Senior Subordinated Notes due 2016	400,000	—
2.75% Convertible Senior Subordinated Notes due 2024	280,000	280,000
3.00% Convertible Senior Subordinated Notes due 2024	200,000	200,000
Total long-term debt	1,125,596	1,134,045
Less current portion	29,596	2,692
Long-term debt	$1,096,000	$1,131,353

In March 2006, ATK made a cash tender offer for any and all of its outstanding $400 million aggregate principal amount 8.50% Senior Subordinated Notes due 2011 (the 8.50% Notes). As of March 31, 2006, $397.4 million principal amount of the 8.50% Notes had been repaid by ATK at a price of 104.75% of the principal amount. ATK redeemed the remaining $2.6 million principal amount in May 2006 at a price of 104.25% of the principal amount. In connection with the repayment of the 8.50% Notes, ATK wrote off $7.1 million of deferred debt issuance costs in fiscal 2006. ATK also terminated its three interest rate swaps against the 8.50% Notes, resulting in a cash payout of $14.4 million and a net expense of $6.0 million (consisting of the termination charge net of the unamortized portion of ATK's proceeds from recouponing two of these interest rate swaps in fiscal 2003).

In March 2006, ATK issued $400 million aggregate principal amount of 6.75% Senior Subordinated Notes (the 6.75% Notes) that mature on April 1, 2016. The 6.75% Notes are general unsecured obligations. Interest on the 6.75% Notes accrues at a rate of 6.75% per annum and is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2006. ATK has the right to redeem some or all of the 6.75% Notes from time to time on or after April 1, 2011, at specified redemption prices. Prior to April 1, 2011, ATK may redeem some or all of the 6.75% Notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified make-whole premium. In addition, prior to April 1, 2009, ATK may redeem up to 35% of the aggregate principal amount of the 6.75% Notes, at a price equal to 106.75% of their principal amount plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. Debt issuance costs related to the 6.75% Notes, approximately $8 million, will be amortized to interest expense over ten years.

ATK's Senior Credit Facility dated March 31, 2004 (the Senior Credit Facility), as amended in May 2005, is comprised of a Term A Loan of $243 million and a $300 million Revolving Credit Facility maturing in 2009. The Term A Loan had an original balance of $270 million of which ATK paid $27 million of scheduled payments in fiscal 2006. The Term A Loan requires quarterly principal payments of approximately $6.8 million through December 2008 and $168.8 million in March 2009. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Debt issuance costs of approximately $4.5 million are being amortized over the term of the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on ATK's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term A Loan was 6.15% at March 31, 2006. The annual commitment fee in effect on the unused portion of ATK's Revolving Credit Facility was 0.25% at March 31, 2006. As of March 31, 2006, ATK had no borrowings against its $300 million revolving credit facility and had outstanding letters of credit of $73.6 million, which reduced amounts available on the revolving facility to $226.4 million. ATK's weighted average interest rate on short-term borrowings was 5.20% during fiscal 2006 and 4.22% during fiscal 2005. Two of ATK's interest rate swaps against the Term A Loan matured in December 2005. During March 2006, ATK terminated its $100 million notional amount interest rate swap against the Term A Loan, resulting in a cash payout of $2.5 million. This amount is included in accumulated other comprehensive loss and will be amortized to interest expense through March 2009.

In August 2004, ATK issued $200 million aggregate principal amount of 3.00% Convertible Senior Subordinated Notes (the 3.00% Convertible Notes) that mature on August 15, 2024. Interest on the 3.00% Convertible Notes is payable on February 15 and August 15 of each year. Starting with the period beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, ATK will pay contingent interest during the applicable interest period if the average trading price of the 3.00% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 3.00% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 3.00% Convertible Notes in cash at any time on or after August 20, 2014. Holders of the 3.00% Convertible Notes may require ATK to repurchase in cash some or all of the 3.00% Convertible Notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% Convertible Notes at a conversion rate of 12.5392 shares of ATK's common stock per $1,000 principal amount of 3.00% Convertible Notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 3.00% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. In fiscal 2005 ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 3.00% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 3.00% Convertible Notes are convertible into shares of the acquiring or surviving company. The conversion option is treated as an embedded derivative under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), and the fair value of the option was insignificant at March 31, 2006 and 2005. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price was below the conversion price during fiscal 2006 and 2005. Debt issuance costs of approximately $4.7 million are being amortized to interest expense over ten years, the period until the first date on which the holders can require ATK to repurchase the 3.00% Convertible Notes.

In February 2004, ATK issued $280 million aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes) that mature on February 15, 2024. Interest on the 2.75% Convertible Notes is payable on February 15 and August 15 of each year. Beginning with the period beginning on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter beginning on February 15, 2010, ATK will pay contingent interest during the applicable interest period if the average trading price of the 2.75% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 2.75% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 2.75% Convertible Notes in cash at any time on or after August 20, 2009. Holders of the 2.75% Convertible Notes may require ATK to repurchase in cash some or all of the Convertible Notes on August 15, 2009, February 15, 2014, or February 15, 2019. Holders may also convert their 2.75% Convertible Notes into shares of ATK's common stock at a conversion rate of 12.5843 shares per $1,000 principal amount of 2.75% Convertible Notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 2.75% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. In fiscal 2005 ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 2.75% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. The conversion option is treated as an embedded derivative under SFAS No. 133 and the fair value of the option was insignificant at March 31, 2006 and 2005. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price was below the conversion price during fiscal 2006, 2005, and 2004. Debt issuance costs of approximately $8.6 million are being amortized to interest expense over five years, the period until the first date on which the holders can require ATK to repurchase the 2.75% Convertible Notes.

The 3.00% Convertible Notes, the 2.75% Convertible Notes, and the 6.75% Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and irrevocably and unconditionally, by substantially all of ATK's domestic subsidiaries. Subsidiaries of ATK other than the subsidiary guarantors are not significant. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

The scheduled minimum loan payments on outstanding long-term debt are as follows (in thousands):

Fiscal 2007	$ 29,596
Fiscal 2008	27,000
Fiscal 2009	189,000
Fiscal 2010	—
Fiscal 2011	—
Thereafter	880,000
Total	$1,125,596

ATK's total debt (current portion of debt and long-term debt) as a percentage of total capitalization (total debt and stockholders' equity) was 64% as of March 31, 2006 and 62% as of March 31, 2005.

ATK's Senior Credit Facility and the indentures governing the 6.75% Notes, the 2.75% Convertible Notes, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions and to make certain capital expenditures. The Senior Credit Facility also requires that ATK meet and maintain specified financial ratios, including: a maximum interest coverage ratio, a maximum consolidated leverage ratio, and a maximum senior leverage ratio. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2006, ATK was in compliance with the covenants.

Moody's Investors Service has assigned ATK an issuer rating of Ba3 with a stable outlook. Standard & Poor's Ratings Services has assigned ATK a BB corporate credit rating with a stable outlook.

ATK has limited amortization requirements under the Senior Credit Facility over the next few years. ATK's other debt service requirements consist principally of interest expense on its long-term debt. Additional cash may be required to repurchase or convert the 2.75% Convertible Notes or the 3.00% Convertible Notes under certain circumstances, as discussed above. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

Shelf Registration. On March 2, 2006, ATK filed a shelf registration statement with the Securities and Exchange Commission allowing ATK to issue debt and/or equity securities at any time. As of March 31, 2006, ATK has the capacity under the registration statement to issue approximately 48.4 million shares of common stock and 5 million shares of preferred stock.

Interest Rate Swaps

ATK may use interest rate swaps to hedge forecasted interest payments and the risk associated with changing interest rates of long-term debt. During fiscal 2006 all of ATK's interest rate swaps matured or were terminated, as discussed above. Therefore, as of March 31, 2006, ATK did not have any outstanding interest rate swaps.

Commodity Swaps

ATK uses derivatives to hedge certain commodity price risks. As of March 31, 2006, ATK had forward contracts for copper and zinc through January 2007 that had a combined fair value of $15.4 million. The contracts essentially establish a fixed price for the underlying commodities and have been designated and qualify as effective cash flow hedges of purchases of these commodities. The fair value of these contracts was recorded as a current asset and the effective portion was reflected in accumulated other comprehensive (loss) income (OCI) in the financial statements as of March 31, 2006. The following table summarizes the pre-tax activity in OCI related to these forward contracts during fiscal 2006 (in thousands):

Beginning of year unrealized loss in accumulated OCI	$ (627)
Increase in fair value of derivatives	26,154
Gains reclassified from OCI, offsetting the price paid to suppliers	(10,365)
End of year unrealized gain in accumulated OCI	$ 15,162

The change in OCI related to these derivatives during fiscal 2005 and 2004 was not significant. The amount of ineffectiveness recognized in earnings for these contracts during fiscal 2006 was $0.2 million. ATK expects that substantially all of the unrealized gains will be realized and reported in cost of sales during the next twelve months as the cost of the commodities are included in cost of sales. Estimated and actual gains or losses will change as market prices change.

Share Repurchases

In fiscal 2005, ATK repurchased 1,128,100 shares for approximately $75 million. Between April 1, 2005 and January 30, 2006, ATK repurchased 1,281,200 shares for approximately $95.9 million. On January 31, 2006, ATK's Board of Directors cancelled authorization for the 4,900 shares remaining under the August 3, 2004 authorization and authorized the repurchase of an additional 5,000,000 shares through January 31, 2008. In February and March 2006, ATK repurchased 1,315,104 shares for $100.0 million. As of March 31, 2006, there were 3,684,896 remaining shares authorized to be repurchased.

Any additional authorized repurchases would be subject to market conditions and ATK's compliance with its debt covenants. ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made, since April 1, 2001. As of March 31, 2006, this limit was approximately $272 million. As of March 31, 2006, the Senior Credit Facility allows ATK to make unlimited "restricted payments" (as defined in ATK's debt covenants), which among other items, would allow payments for future stock repurchases, as long as ATK maintains certain debt limits, with an annual limit of $50 million when those debt limits are not met.

Contractual Obligations and Commercial Commitments

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2006 (in thousands):

	Total	Payments due by period Within 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations:					
Long-term debt	$1,125,596	$ 29,596	$216,000		$ 880,000
Interest on debt(1)	557,825	55,408	105,779	$ 81,400	315,238
Operating leases	184,982	47,865	65,384	48,162	23,571
Environmental remediation costs, net	27,293	1,110	5,793	4,956	15,434
Pension and other PRB plan contributions	1,560,800	141,100	292,100	300,900	826,700
Total contractual obligations	$3,456,496	$275,079	$685,056	$ 435,418	$2,060,943

	Total	Commitment Expiration by period Within 1 year	1-3 years
Other commercial commitments:			
Letters of credit	$73,567	$59,078	$14,489

(1) Includes interest on variable rate debt calculated based on interest rates at March 31, 2006. Variable rate debt was approximately 22% of ATK's total debt at March 31, 2006.

Pension plan contributions is an estimate of ATK's minimum funding requirements through fiscal 2016 to provide pension benefits for employees based on service provided through fiscal 2006 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulations.

Contingencies

Litigation. From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

Environmental Remediation

ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of 3.25% and 3.0% as of March 31, 2006 and 2005, respectively. The following is a summary of the amounts recorded for environmental remediation (in thousands):

	March 31, 2006		March 31, 2005	
	Liability	Receivable	Liability	Receivable
Amounts (payable) receivable	$(67,065)	$39,772	$(70,791)	$40,213
Unamortized discount	11,470	(6,087)	11,918	(5,907)
Present value amounts (payable) receivable	$(55,595)	$33,685	$(58,873)	$34,306

As of March 31, 2006, the estimated discounted range of reasonably possible costs of environmental remediation was $56 million to $94 million.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.
- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and ATK is responsible for any payments in excess of $49 million.

- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2006, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be (in thousands):

Fiscal 2007	$ 1,110
Fiscal 2008	5,641
Fiscal 2009	152
Fiscal 2010	2,890
Fiscal 2011	2,066
Thereafter	15,434
Total	$27,293

There were no material insurance recoveries related to environmental remediations during fiscal 2006, 2005, or 2004.

Factors that could significantly change the estimates described in this section on environmental remediation include:

- the adoption, implementation, and interpretation of new laws, regulations, or cleanup standards,
- advances in technologies,
- outcomes of negotiations or litigation with regulatory authorities and other parties,
- additional information about the ultimate remedy selected at new and existing sites,
- adjustment of ATK's share of the cost of such remedies,
- changes in the extent and type of site utilization,
- the discovery of new contamination,

- the number of parties found liable at each site and their ability to pay, or
- more current estimates of liabilities for these contingencies.

New Accounting Pronouncements

See Note 1 to the consolidated financial statements in Item 8 of this report for discussion of new accounting pronouncements.

Inflation

In management's opinion, inflation has not had a significant impact upon the results of ATK's operations. The selling prices under contracts, the majority of which are long term, generally include estimated costs to be incurred in future periods. These cost projections can generally be negotiated into new buys under fixed-price government contracts, while actual cost increases are recoverable on cost-type contracts.

With respect to purchases of commodities, ATK is subject to commodity price risk, including the price of copper, which has reached record highs. If ATK is unable to recover the increased costs on existing contracts, ATK's future results of operations and cash flows could be materially impacted. ATK's risk management practices are discussed in Item 7A of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ATK is exposed to market risk from changes in interest rates. To mitigate the risks from interest rate exposure, ATK occasionally enters into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. ATK uses derivatives to hedge certain interest rate and commodity price risks, but does not use derivative financial instruments for trading or other speculative purposes, and ATK is not a party to leveraged financial instruments. Additional information regarding the financial instruments is contained in Notes 1 and 7 to the consolidated financial statements. ATK's objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow and to lower the overall borrowing costs.

ATK measures market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical 10% change (increase and decrease) in interest rates. ATK used current market rates on the debt portfolio to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts, and obligations for pension and other postretirement benefits were not included in the analysis.

Currently ATK's primary interest rate exposures relate to variable rate debt. The potential loss in fair values is based on an assumed immediate change in the net present values of interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to the change in rates. Based on ATK's analysis, a 10% change in interest rates would not have a material impact on the fair values or ATK's results of operations or cash flows.

ATK is subject to commodity price risk including copper used in production. ATK periodically uses commodity derivatives to hedge against potentially unfavorable price changes of commodities. The price of copper has reached record highs. If ATK is unable to recover the increased costs on existing contracts, ATK's future results of operations and cash flows could be materially impacted.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alliant Techsystems Inc.:

We have audited the accompanying consolidated balance sheets of Alliant Techsystems Inc. and subsidiaries (the "Company") as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliant Techsystems and subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

May 18, 2006

CONSOLIDATED INCOME STATEMENTS

	Years Ended March 31		
	2006	2005	2004
	(Amounts in thousands except share and per share data)		
Sales	$3,216,807	$2,801,129	$2,366,193
Cost of sales	2,606,087	2,271,040	1,875,656
Gross profit	610,720	530,089	490,537
Operating expenses:			
Research and development	51,506	39,117	28,936
Selling	82,038	68,811	67,204
General and administrative	150,027	137,169	117,334
Total operating expenses	283,571	245,097	213,474
Income before interest, income taxes, and minority interest	327,149	284,992	277,063
Interest expense	(100,837)	(65,382)	(60,327)
Interest income	1,245	930	1,060
Income before income taxes and minority interest	227,557	220,540	217,796
Income tax provision	73,271	66,549	55,041
Income before minority interest	154,286	153,991	162,755
Minority interest, net of income taxes	404	451	450
Net income	$ 153,882	$ 153,540	$ 162,305
Earnings per common share:			
Basic	$ 4.19	$ 4.09	$ 4.22
Diluted	$ 4.11	$ 4.03	$ 4.14
Weighted-average number of common shares outstanding:			
Basic	36,730	37,576	38,447
Diluted	37,402	38,145	39,176

See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	March 31 2006	March 31 2005
	(Amounts in thousands except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,090	$ 12,772
Net receivables	738,909	626,711
Net inventories	139,876	125,190
Deferred income tax assets	77,848	30,754
Other current assets	53,728	37,987
Total current assets	1,019,451	833,414
Net property, plant, and equipment	453,958	456,310
Goodwill	1,163,186	1,154,406
Prepaid and intangible pension assets	82,254	362,158
Deferred charges and other non-current assets	183,131	209,522
Total assets	$2,901,980	$3,015,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Cash overdrafts	$ 63,036	$ 6,092
Current portion of long-term debt	29,596	2,692
Accounts payable	165,955	147,286
Contract advances and allowances	49,667	31,717
Accrued compensation	114,537	107,509
Accrued income taxes	23,710	—
Other accrued liabilities	224,443	136,444
Total current liabilities	670,944	431,740
Long-term debt	1,096,000	1,131,353
Deferred income tax liabilities	2,909	8,279
Postretirement and postemployment benefits liability	175,314	209,893
Minimum pension liability	212,258	409,042
Other long-term liabilities	116,197	139,144
Total liabilities	2,273,622	2,329,451
Commitments and contingencies (Notes 8, 10 and 11)		
Common stock—$.01 par value:		
Authorized—90,000,000 shares		
Issued and outstanding—35,207,335 shares at March 31, 2006 and 37,248,241 shares at March 31, 2005	352	372
Additional paid-in-capital	472,861	449,927
Retained earnings	928,521	774,639
Unearned compensation	(2,760)	(1,674)
Accumulated other comprehensive loss	(333,136)	(259,590)
Common stock in treasury, at cost—6,347,726 shares held at March 31, 2006 and 4,308,857 shares held at March 31, 2005	(437,480)	(277,315)
Total stockholders' equity	628,358	686,359
Total liabilities and stockholders' equity	$2,901,980	$3,015,810

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31		
	2006	2005	2004
	(Amounts in thousands)		
Operating Activities			
Net income	$ 153,882	$ 153,540	$ 162,305
Adjustments to net income to arrive at cash provided by operating activities:			
Depreciation	69,589	71,138	63,923
Amortization	14,028	13,187	5,995
Loss on extinguishment of debt	18,849	—	—
Deferred income tax	9,523	48,932	46,512
Loss on disposal of property	374	3,928	1,229
Minority interest, net of income taxes	404	451	450
Change in equity-based performance share plan	5,214	—	—
Changes in assets and liabilities:			
Net receivables	(113,776)	(80,158)	(44,314)
Net inventories	(17,459)	14,886	20,783
Accounts payable	15,938	33,574	21,224
Contract advances and allowances	17,950	(15,961)	(3,794)
Accrued compensation	29,989	(12,930)	14,148
Accrued income taxes	29,491	1,435	(8,747)
Accrued environmental	(2,658)	(952)	(2,152)
Pension and postretirement benefits	9,016	(40,048)	(74,496)
Other assets and liabilities	(23,707)	5,033	(22,181)
Cash provided by operating activities	216,647	196,055	180,885
Investing Activities			
Capital expenditures	(65,352)	(62,600)	(58,754)
Acquisition of businesses	—	(164,198)	(258,312)
Proceeds from the disposition of property, plant, and equipment	1,781	948	1,650
Cash used for investing activities	(63,571)	(225,850)	(315,416)
Financing Activities			
Change in cash overdrafts	56,944	6,092	(19,286)
Payments made on bank debt	(27,000)	(133,447)	(27,601)
Payments made to extinguish debt	(663,957)	—	(397,586)
Proceeds from issuance of long-term debt	670,000	200,000	680,000
Premium to extinguish debt	(18,849)	—	—
Payments made for debt issuance costs	(7,993)	(6,336)	(10,814)
Net purchase of treasury shares	(189,860)	(76,106)	(77,792)
Proceeds from employee stock compensation plans	23,957	28,058	11,916
Cash (used for) provided by financing activities	(156,758)	18,261	158,837
(Decrease) increase in cash and cash equivalents	(3,682)	(11,534)	24,306
Cash and cash equivalents at beginning of year	12,772	24,306	—
Cash and cash equivalents at end of year	$ 9,090	$ 12,772	$ 24,306
Supplemental Cash Flow Disclosure:			
Noncash investing activity:			
Capital expenditures included in accounts payable	$ 9,809	$ 7,078	$ 9,593
Noncash financing activity:			
Treasury shares purchased included in other accrued liabilities	$ 6,147	$ —	$ —

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock $.01 Par Shares	Common Stock $.01 Par Amount	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
	(Amounts in thousands except share data)							
Balance, April 1, 2003	**38,486,630**	**385**	**470,189**	**458,794**	**(2,650)**	**(246,878)**	**(201,916)**	**477,924**
Comprehensive income:								
Net income				162,305				162,305
Other comprehensive income (see Note 1):								
Adjustments, net						(16,809)		(16,809)
Comprehensive income								145,496
Exercise of stock options	124,336	1	(5,363)	—	—	—	8,167	2,805
Restricted stock grants	10,181	—	(151)	—	(524)	—	675	—
Amortization of restricted stock	—	—	—	—	2,119	—	—	2,119
Treasury stock purchased	(1,320,200)	(13)	13	—	—	—	(74,948)	(74,948)
Employee benefit plans and other	139,025	1	3,398	—	40	—	7,365	10,804
Balance, March 31, 2004	**37,439,972**	**374**	**468,086**	**621,099**	**(1,015)**	**(263,687)**	**(260,657)**	**564,200**
Comprehensive income:								
Net income				153,540				153,540
Other comprehensive income (see Note 1):								
Adjustments, net						4,097		4,097
Comprehensive income								157,637
Exercise of stock options	801,130	8	(28,885)	—	—	—	50,623	21,746
Restricted stock grants	28,444	—	(34)	—	(1,754)	—	1,799	11
Amortization of unearned compensation	—	—	—	—	1,040	—	—	1,040
Treasury stock purchased	(1,128,100)	(11)	11	—	—	—	(75,003)	(75,003)
Employee benefit plans and other	106,795	1	10,749	—	55	—	5,923	16,728
Balance, March 31, 2005	**37,248,241**	**372**	**449,927**	**774,639**	**(1,674)**	**(259,590)**	**(277,315)**	**686,359**
Comprehensive income:								
Net income				153,882				153,882
Other comprehensive income (see Note 1):								
Adjustments, net						(73,546)		(73,546)
Comprehensive income								80,336
Exercise of stock options	401,699	4	(9,473)	—	—	—	26,154	16,685
Restricted stock grants	36,406	—	244	—	(2,612)	—	2,387	19
Amortization of unearned compensation	—	—	—	—	1,519	—	—	1,519
Treasury stock purchased	(2,596,304)	(26)	26	—	—	—	(195,878)	(195,878)
Conversion of performance shares to an equity-based plan (see Note 12):	—	—	26,088	—	—	—	—	26,088
Employee benefit plans and other	117,293	2	6,049	—	7	—	7,172	13,230
Balance, March 31, 2006	**35,207,335**	**$352**	**$472,861**	**$928,521**	**$ (2,760)**	**$ (333,136)**	**$ (437,480)**	**$ 628,358**

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies

Nature of Operations. Alliant Techsystems Inc. (ATK) is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. ATK is headquartered in Edina, Minnesota and has operating locations throughout the United States.

Basis of Presentation. The consolidated financial statements of ATK include all majority-owned affiliates. All significant intercompany transactions and accounts have been eliminated.

Fiscal Year. References in this report to a particular fiscal year are to the year ended March 31 of that calendar year. ATK's interim quarterly periods are based on 13-week periods and end on Sundays.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Revenue Recognition.

Long-Term Contracts—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (cost-to-cost) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery).

Profits expected to be realized on contracts are based on ATK's estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to cost of sales.

Commercial Products—Sales are recognized on commercial products when it is realized or realizable and has been earned. Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

Operating Expenses. Research and development, selling, and general and administrative costs are expensed in the year incurred.

Environmental Remediation and Compliance. Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated.

ATK's engineering, financial, and legal specialists estimate, based on current law and existing technologies, the cost of each environmental liability. Such estimates are based primarily upon the

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

1. Summary of Significant Accounting Policies (Continued)

estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where ATK may be jointly and severally liable. ATK's estimates for environmental obligations are dependent on, and affected by, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, changes in environmental laws and regulations, future technological developments, and the timing of expenditures; accordingly, such estimates could change materially as ATK periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

Cash Equivalents. Cash equivalents are all highly liquid temporary cash investments purchased with original maturities of three months or less.

Marketable Securities. Investments in marketable equity securities are classified as available-for-sale securities and are recorded at fair value within other current assets. Unrealized gains and losses are recorded in other comprehensive (loss) income (OCI). When such investments are sold, the unrealized gains or losses are reversed from OCI and recognized in the consolidated income statement.

Inventories. Inventories are stated at the lower of cost or market. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales. Raw materials, work in process, and finished goods are generally determined using the standard costing method.

Inventories consist of the following:

	March 31	
	2006	2005
Raw materials	$ 40,282	$ 40,384
Work in process	35,415	29,184
Finished goods	33,184	31,883
Contracts in progress	30,995	23,739
Net inventories	$139,876	$125,190

Progress payments received from customers relating to the uncompleted portions of contracts are offset against unbilled receivable balances or applicable inventories. Any remaining progress payment balances are classified as contract advances. Inventories are shown net of reductions of $15,118 as of March 31, 2006 and $11,657 as of March 31, 2005 for customer progress payments received on uncompleted portions of contracts.

Stock-Based Compensation. ATK offers stock-based employee compensation plans, which are described more fully in Note 12. ATK accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Likewise, no stock-based employee compensation cost related to the employee stock purchase plan (ESPP) is reflected in net income, as the

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

1. Summary of Significant Accounting Policies (Continued)

plan is considered non-compensatory under APB No. 25. Restricted stock awards are recorded as compensation expense over the vesting periods based on the market value on the date of grant. Unearned compensation cost on restricted stock awards is shown as a reduction to stockholders' equity. The following table illustrates the effect on net income and earnings per share if ATK had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

	Years Ended March 31		
	2006	2005	2004
Net income, as reported	$153,882	$153,540	$162,305
Stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported	13,149	6,405	4,211
Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(20,526)	(12,645)	(10,338)
Pro forma net income	$146,505	$147,300	$156,178
Earnings per share:			
Basic—as reported	$ 4.19	$ 4.09	$ 4.22
Basic—pro forma	3.99	3.92	4.06
Diluted—as reported	4.11	4.03	4.14
Diluted—pro forma	3.92	3.86	3.99

Effective April 1, 2006, ATK adopted SFAS 123(R), *Share-Based Payments*, and related Securities and Exchange Commission (SEC) rules included in Staff Accounting Bulletin (SAB) No. 107, on a modified prospective basis. The standard requires stock options and other share-based payments made to employees to be accounted for as compensation expense and recorded at fair value, and requires the related excess tax benefit received upon exercise of the options, if any, to be reflected in the statement of cash flows as a financing activity rather than an operating activity as currently presented. ATK will continue to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123(R). Unearned compensation for unvested restricted stock will be reclassified as additional paid-in capital.

ATK's stock-based incentive plans, discussed in Note 12, provide for the grant of various types of stock-based incentive awards, including options to purchase common stock, restricted stock, and restricted performance shares. The types and mix of stock-based incentive awards are evaluated on an ongoing basis and may vary based on ATK's overall strategy regarding compensation, including consideration of the impact of expensing stock option awards on ATK's results of operations subsequent to the adoption of SFAS 123(R).

Income Taxes. Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK establishes reserves for income tax contingencies when, despite the belief that ATK's tax return positions are fully supportable, there remain certain positions that are likely to be challenged and possibly disallowed by the tax authorities. The tax provision and related

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

1. Summary of Significant Accounting Policies (Continued)

accruals include the impact of such reasonably estimable losses and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, the change in estimate will impact the income tax provision in the period of the change.

Derivative Instruments and Hedging Activities. From time to time, ATK uses derivatives, consisting mainly of interest rate swaps to hedge forecasted interest payments and the risk associated with changing interest rates of long-term debt, commodity forward contracts to hedge forecasted purchases of certain commodities, and foreign currency exchange contracts to hedge forecasted transactions denominated in a foreign currency. ATK does not hold or issue derivatives for trading purposes. At the inception of each derivative instrument, ATK documents the relationship between the hedging instrument and the hedged item, as well as its risk-management objectives and strategy for undertaking the hedge transaction. ATK assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instrument is highly effective in offsetting changes in the hedged item. Derivatives are recognized on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded to accumulated OCI, and recognized in earnings when the hedged item affects earnings.

Commodity Forward Contracts. ATK uses derivatives to hedge certain commodity price risks. As of March 31, 2006, ATK had forward contracts for copper and zinc through January 2007 that had a fair value of $15,403. The contracts essentially establish a fixed price for the underlying commodities and have been designated and qualify as effective cash flow hedges of purchases of these commodities. The fair value of these contracts was recorded as a current asset and the effective portion was reflected in accumulated OCI as of March 31, 2006. The following table summarizes the pre-tax activity in OCI related to these forward contracts during fiscal 2006:

Beginning of year unrealized loss in accumulated OCI	$ (627)
Increase in fair value of derivatives	26,154
Gains reclassified from OCI, offsetting the price paid to suppliers	(10,365)
End of year unrealized gain in accumulated OCI	$ 15,162

The change in OCI related to these derivatives during fiscal 2005 and 2004 was not significant. The amount of ineffectiveness recognized in earnings for these contracts during fiscal 2006 was $241. ATK expects that substantially all of the unrealized gain will be realized and reported in cost of sales during the next twelve months as the cost of the commodities are included in cost of sales. Estimated and actual gains or losses will change as market prices change.

1. Summary of Significant Accounting Policies (Continued)

Earnings Per Share Data. Basic earnings per share (EPS) is computed based upon the weighted-average number of common shares outstanding for each period. Diluted EPS is computed based on the weighted average number of common shares and common equivalent shares. Common equivalent shares represent the effect of stock options (see Note 12) during each period presented, which, if exercised, would have a dilutive effect on earnings per share. In computing EPS for fiscal 2006, 2005, and 2004, earnings, as reported for each respective period, is divided by (in thousands):

	Years Ended March 31		
	2006	2005	2004
Basic EPS shares outstanding	36,730	37,576	38,447
Dilutive effect of stock options	672	569	729
Diluted EPS shares outstanding	37,402	38,145	39,176
Stock options excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of the common shares	12	494	888

Contingently issuable shares related to ATK's 3.00% and 2.75% Convertible Senior Subordinated Notes (see Note 7) are not included in diluted earnings per share because ATK's stock price was below the conversion price during all fiscal years presented.

Comprehensive Income. Comprehensive income is a measure of all changes in stockholders' equity except those resulting from investments by and distributions to owners. The components of comprehensive income for fiscal 2006, 2005, and 2004 are as follows:

	Years Ended March 31		
	2006	2005	2004
Net income	$153,882	$153,540	$162,305
Other comprehensive (loss) income (OCI):			
Change in fair value of derivatives, net of income taxes of $(8,437), $(5,562), and $(2,642)	12,396	9,076	3,924
Minimum pension liability, net of income taxes of $58,914, $3,298, and $9,795	(87,141)	(5,382)	(20,845)
Change in fair value of available-for-sale securities, net of income taxes of $(816), $(247), and $(88)	1,199	403	112
Total other comprehensive (loss) income	(73,546)	4,097	(16,809)
Total comprehensive income	$ 80,336	$157,637	$145,496

The components of accumulated OCI, net of income taxes, are as follows:

	March 31	
	2006	2005
Derivatives	$ 7,332	$ (5,064)
Minimum pension liability	(340,747)	(253,606)
Available-for-sale securities	279	(920)
Total accumulated other comprehensive loss	$(333,136)	$(259,590)

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

1. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, receivables, inventory, accounts payable, and accrued liabilities approximates fair value because of the short maturity of these instruments.

New Accounting Pronouncements.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, *Accounting Changes and Error Corrections,* a replacement of Accounting Principles Board (APB) Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable while carrying forward the provisions of APB Opinion No. 20 with respect to reporting a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (ATK's fiscal 2007). The adoption of SFAS No. 154 will not have a material impact on ATK's consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations,* (FIN 47) which clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires that the uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (ATK's fiscal 2006). The adoption of FIN 47 in fiscal 2006 did not have a material effect on ATK's consolidated financial statements.

ATK has known conditional asset retirement obligations, such as contractual lease restoration obligations, to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation.

Accordingly, these obligations have not been recorded in the consolidated financial statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs.* This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by ATK beginning in fiscal 2007. The adoption of this Statement will not have a material impact on ATK's results of operations.

Reclassifications. Certain reclassifications have been made to the fiscal 2005 and 2004 financial statements to conform to the fiscal 2006 classification. The reclassifications had no impact on income before income taxes, net income, or stockholders' equity.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

2. Acquisitions

In accordance with SFAS No. 141, *Business Combinations,* the results of each acquired business are included in ATK's consolidated financial statements since the date of each acquisition. The purchase price for each acquisition was allocated to the acquired assets and liabilities based on fair value. The excess purchase price over estimated fair value of the net assets acquired was recorded as goodwill.

During fiscal 2005, ATK acquired the PSI Group, which includes Pressure Systems Inc. (which was renamed ATK Space Systems Inc.), Programmed Composites Inc., and Able Engineering Company, Inc. for $164,198 in cash. The PSI Group is a leader in the design and manufacture of components for military and commercial space-based applications, including global positioning, navigation and communication satellites, satellite bus structures, struts, reflectors and deployable mast booms. ATK believes that the acquisition strengthened ATK's advanced space systems portfolio and positions it to capture emerging opportunities in spacecraft integration and satellite technology. ATK expects to increase its content on space missions while expanding into new advanced space technology roles. The PSI Group is included in the Advanced Propulsion and Space Systems segment. The purchase price allocation for the PSI Group was completed in fiscal 2006. None of the goodwill generated in this acquisition is deductible for tax purposes.

During fiscal 2004, ATK made the following two acquisitions:

- On March 15, 2004, ATK acquired Mission Research Corporation (MRC) for $215,000 in cash and now operates the company as a separate segment under the name ATK Mission Research which is reported in "corporate" or "corporate and other" in the tables within Note 14. ATK Mission Research is a leader in the development of advanced technologies that address emerging national security and homeland defense requirements. ATK believes that the acquisition of ATK Mission Research is a strategic transaction that gives ATK an advanced aerospace and defense technology pipeline spanning concept development to full-scale production. ATK Mission Research has a reputation as a national asset in such areas as directed energy, electro-optical and infrared sensors, aircraft sensor integration, high-performance antennas and radomes, advanced signal processing, and specialized composites. Each of these areas is attractive in its own right, but of significantly greater potential value when coupled with ATK's precision weapons and energetics capabilities. As of the date of acquisition, ATK Mission Research had approximately 560 employees at 16 facilities in 10 states. The purchase price allocation for ATK Mission Research was finalized in fiscal 2005. None of the goodwill generated in this acquisition is deductible for tax purposes.
- On November 21, 2003, ATK acquired two businesses, Micro Craft and GASL (now known together as ATK GASL), from Allied Aerospace for $43,312 in cash. Micro Craft and GASL are leaders in the development of hypervelocity and air-breathing systems for next-generation space vehicles, missiles, and projectiles. ATK believes that the transaction adds leading-edge propulsion and airframe technologies for aerospace and defense applications to ATK's portfolio. Micro Craft is located in Tullahoma, TN, and GASL is located in Ronkonkoma, NY. ATK GASL is included in the Advanced Propulsion and Space Systems segment. The purchase price allocation for ATK GASL was finalized in fiscal 2005. Goodwill related to Micro Craft of approximately $16,000 is not deductible for tax purposes, while the goodwill related to GASL of approximately $17,500 is deductible.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

2. Acquisitions (Continued)

Pro forma information on results of operations for fiscal 2005, as if the PSI Group acquisition had occurred on April 1, 2004, is as follows (unaudited):

	Year Ended March 31, 2005
Sales	$2,851,485
Net Income	155,982
Basic Earnings Per Share	4.15
Diluted Earnings Per Share	4.09

The pro forma information is not necessarily indicative of the results of operations as they would have been had the acquisition actually occurred on the assumed acquisition date.

During fiscal 2003, ATK acquired the assets of Science and Applied Technology, Inc. (now included in ATK Missile Systems, which is included in the Precision Systems segment). The sellers of this acquired business have the ability to earn up to an additional $7,500 of cash consideration if certain pre-specified milestones are attained with respect to one of the contracts acquired. Any additional contingent consideration paid to the sellers will be recorded by ATK as goodwill.

3. Receivables

Receivables, including amounts due under long-term contracts (contract receivables), are summarized as follows:

	March 31	
	2006	2005
Contract receivables:		
Billed receivables	$309,857	$293,539
Unbilled receivables	424,690	328,498
Other receivables	4,362	4,674
Net receivables	$738,909	$626,711

Receivable balances are shown net of customer progress payments received of $232,907 as of March 31, 2006 and $210,939 as of March 31, 2005. Receivable balances are shown net of allowances for doubtful accounts of $4,961 as of March 31, 2006 and $5,315 as of March 31, 2005.

Unbilled receivables represent the balance of recoverable costs and accrued profit, comprised principally of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were earned but not contractually billable as of the balance sheet date. These amounts include expected additional billable general overhead costs and fees on flexibly priced contracts awaiting final rate negotiations, and are expected to be billable and collectible within one year.

4. Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives. Machinery and test equipment is depreciated using the double declining balance method at most of ATK's facilities, and using the straight-line method at other facilities. Other depreciable property is depreciated

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

4. Property, Plant, and Equipment (Continued)

using the straight-line method. Machinery and equipment are depreciated over two to 20 years and buildings and improvements are depreciated over five to 45 years. Depreciation expense was $69,589 in fiscal 2006, $71,138 in fiscal 2005, and $63,923 in fiscal 2004.

ATK periodically reviews property, plant, and equipment for impairment. When such an impairment is identified, it is recorded as a loss in that period.

Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Property, plant, and equipment consists of the following:

	March 31	
	2006	2005
Land	$ 31,110	$ 30,779
Buildings and improvements	281,106	265,146
Machinery and equipment	636,542	578,995
Property not yet in service	33,233	41,438
Gross property, plant, and equipment	981,991	916,358
Less accumulated depreciation	(528,033)	(460,048)
Net property, plant, and equipment	$ 453,958	$ 456,310

5. Goodwill and Deferred Charges and Other Non-Current Assets

In accordance with SFAS No. 142, ATK tests goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. Goodwill impairment testing under SFAS No. 142 is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. ATK estimates the fair values of the related operations using discounted cash flows. If the fair value is determined to be less than the carrying value, a second step would be performed to determine the amount of impairment. SFAS No. 142 requires that goodwill be tested as of the same date every year; ATK's annual testing date is the first day of its fourth fiscal quarter. ATK has not recorded any goodwill impairment charges under SFAS No. 142.

The changes in the carrying amount of goodwill by segment were as follows:

	Ammunition	ATK Thiokol	Precision Systems	Advanced Propulsion & Space Systems	Other	Total
Balance at April 1, 2004	$172,358	$462,696	$74,240	$169,446	$184,971	$1,063,711
Acquisition	—	—	—	129,000	—	129,000
Adjustments	(1,021)	(834)	—	(7,179)	(29,271)	(38,305)
Balance at March 31, 2005	171,337	461,862	74,240	291,267	155,700	1,154,406
Adjustments	—	(4,463)	—	13,243	—	8,780
Balance at March 31, 2006	$171,337	$457,399	$74,240	$304,510	$155,700	$1,163,186

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

5. Goodwill and Deferred Charges and Other Non-Current Assets (Continued)

The fiscal 2006 adjustments to the Advanced Propulsion and Space Systems segment's goodwill were primarily due to the recording of the final valuation of other intangible assets for the PSI Group resulting in an increase in goodwill, as well as adjustments of deferred taxes related to the PSI Group acquisition. The fiscal 2006 adjustments to ATK Thiokol's goodwill were due to adjustments of deferred taxes related to the tax basis of fixed assets of previous acquisitions.

The fiscal 2005 acquisition within the Advanced Propulsion and Space Systems segment was the PSI Group. The fiscal 2005 adjustments within the Ammunition and ATK Thiokol segments were due to adjustments of deferred income taxes related to previous acquisitions. The fiscal 2005 adjustments within Other were primarily due to the recording of intangible assets and adjustments of deferred income taxes for ATK Mission Research. The fiscal 2005 adjustments to the Advanced Propulsion and Space Systems segment were primarily related to the recording of intangible assets for ATK GASL and adjustments of deferred income taxes for ATK GASL and prior acquisitions.

Deferred charges and other non-current assets consists of the following:

	March 31	
	2006	2005
Gross debt issuance costs	$ 25,148	$ 31,145
Less accumulated amortization	(6,148)	(9,255)
Net debt issuance costs	19,000	21,890
Other intangible assets	118,386	144,770
Environmental remediation receivable	28,749	27,958
Other non-current assets	16,996	14,904
Total deferred charges and other non-current assets	$183,131	$209,522

Other intangible assets consists primarily of trademarks, patented technology, and brand names of $87,973 and $88,238 as of March 31, 2006 and 2005, respectively, that are not being amortized as their estimated useful lives are considered indefinite. Other intangible assets also include amortizing intangible assets, as follows:

	March 31, 2006			March 31, 2005		
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
Contracts	$19,944	$(11,827)	$ 8,117	$37,744	$(5,354)	$32,390
Customer relationships	27,109	(4,813)	22,296	26,553	(2,411)	24,142
Total	$47,053	$(16,640)	$30,413	$64,297	$(7,765)	$56,532

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

5. Goodwill and Deferred Charges and Other Non-Current Assets (Continued)

These assets are being amortized over their estimated useful lives, which range from two to 12 years. Amortization expense related to these assets in fiscal 2006 and fiscal 2005 was $8,875 and $7,765, respectively. There was no amortization expense recognized in fiscal 2004. The recording of the final valuation of the intangible assets for the PSI Group during fiscal 2006 resulted in a decrease to amortizing intangible assets. ATK expects amortization expense related to these assets over the next five years to be as follows:

Fiscal 2007	$ 6,921
Fiscal 2008	5,303
Fiscal 2009	2,988
Fiscal 2010	2,266
Fiscal 2011	2,263
Thereafter	10,672
Total	$30,413

6. Other Accrued Liabilities

The major categories of other current and long-term accrued liabilities are as follows:

	March 31	
	2006	2005
Employee benefits and insurance	$147,529	$ 42,624
Warranty	17,100	13,869
Interest	2,775	16,193
Environmental remediation	6,011	7,899
Share repurchase	6,147	—
Other	44,881	55,859
Total other accrued liabilities—current	$224,443	$136,444
Environmental remediation	$ 49,584	$ 50,974
Supplemental employee retirement plan	27,055	24,550
Management deferred compensation plan	30,819	26,491
Interest rate swaps	—	18,948
Minority interest in joint venture	7,584	7,180
Other	1,155	11,001
Total other long-term liabilities	$116,197	$139,144

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

6. Other Accrued Liabilities (Continued)

ATK provides product warranties in conjunction with sales of certain products. These warranties entail repair or replacement of non-conforming items. Provisions for warranty costs are generally recorded when the product is shipped and are based on historical information and current trends. The product warranties relate primarily to the commercial rocket motors (within the ATK Thiokol segment), as well as the barrier systems programs (within the Precision Systems segment) on which production was completed in fiscal 2000 and which included a ten-year warranty from the date of delivery. The following is a reconciliation of the changes in ATK's product warranty liability during fiscal 2005 and 2006:

Balance at April 1, 2004	$14,559
Payments made	(299)
Warranties issued	1,642
Changes related to preexisting warranties	(2,033)
Balance at March 31, 2005	13,869
Payments made	(79)
Warranties issued	5,195
Changes related to preexisting warranties	(1,885)
Balance at March 31, 2006	$17,100

7. Long-Term Debt and Interest Rate Swaps

As of March 31, 2006 and 2005, long-term debt, including the current portion, consisted of the following:

	March 31	
	2006	2005
Senior Credit Facility dated March 31, 2004:		
Term A Loan due 2009	$ 243,000	$ —
Term B Loan	—	266,553
Revolving Credit Facility due 2009	—	—
8.50% Senior Subordinated Notes	2,596	387,492
6.75% Senior Subordinated Notes due 2016	400,000	—
2.75% Convertible Senior Subordinated Notes due 2024	280,000	280,000
3.00% Convertible Senior Subordinated Notes due 2024	200,000	200,000
Total long-term debt	1,125,596	1,134,045
Less current portion	29,596	2,692
Long-term debt	$1,096,000	$1,131,353

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

7. Long-Term Debt and Interest Rate Swaps (Continued)

In March 2006, ATK made a cash tender offer for any and all of its outstanding $400,000 aggregate principal amount 8.50% Senior Subordinated Notes due 2011 (the 8.50% Notes). As of March 31, 2006, $397,404 principal amount of the 8.50% Notes had been repaid by ATK at a price of 104.75% of the principal amount (resulting in a premium of $18,849). ATK redeemed the remaining $2,596 principal amount in May 2006 at a price of 104.25% of the principal amount. In connection with the repayment of the 8.50% Notes, ATK wrote off $7,119 of deferred debt issuance costs in fiscal 2006. ATK also terminated its three interest rate swaps against the 8.50% Notes, resulting in a cash payout of $14,419 and a net expense of $6,022 (consisting of the termination charge net of the unamortized portion of ATK's proceeds from recouponing two of these interest rate swaps in fiscal 2003).

In March 2006, ATK issued $400,000 aggregate principal amount of 6.75% Senior Subordinated Notes (the 6.75% Notes) that mature on April 1, 2016. The 6.75% Notes are general unsecured obligations. Interest on the 6.75% Notes accrues at a rate of 6.75% per annum and is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2006. ATK has the right to redeem some or all of the 6.75% Notes from time to time on or after April 1, 2011, at specified redemption prices. Prior to April 1, 2011, ATK may redeem some or all of the 6.75% Notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified makewhole premium. In addition, prior to April 1, 2009, ATK may redeem up to 35% of the aggregate principal amount of the 6.75% Notes, at a price equal to 106.75% of their principal amount plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. Debt issuance costs related to the 6.75% Notes, estimated at approximately $8,000, will be amortized to interest expense over ten years.

ATK's Senior Credit Facility dated March 31, 2004 (the Senior Credit Facility), as amended in May 2005, is comprised of a Term A Loan of $243,000 and a $300,000 Revolving Credit Facility maturing in 2009. The Term A Loan had an original balance of $270,000 of which ATK paid $27,000 of scheduled payments in fiscal 2006. The Term A Loan requires quarterly principal payments of $6,750 through December 2008 and $168,750 in March 2009. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Debt issuance costs of approximately $4,500 are being amortized over the term of the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on ATK's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term A Loan was 6.15% at March 31, 2006. The annual commitment fee in effect on the unused portion of ATK's Revolving Credit Facility was 0.25% at March 31, 2006. As of March 31, 2006, ATK had no borrowings against its $300,000 revolving credit facility and had outstanding letters of credit of $73,567, which reduced amounts available on the revolving facility to $226,433. ATK's weighted average interest rate on short-term borrowings was 5.20% during fiscal 2006 and 4.22% during fiscal 2005. Two of ATK's interest rate swaps against the Term A Loan matured in December 2005. During March 2006, ATK terminated its $100,000 notional amount interest rate swap against the Term A Loan, resulting in a cash payout of $2,496. This amount is included in accumulated other comprehensive loss and will be amortized to interest expense through March 2009.

In August 2004, ATK issued $200,000 aggregate principal amount of 3.00% Convertible Senior Subordinated Notes (the 3.00% Convertible Notes) that mature on August 15, 2024. Interest on the 3.00% Convertible Notes is payable on February 15 and August 15 of each year. Starting with the period

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

7. Long-Term Debt and Interest Rate Swaps (Continued)

beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, ATK will pay contingent interest during the applicable interest period if the average trading price of the 3.00% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 3.00% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 3.00% Convertible Notes in cash at any time on or after August 20, 2014. Holders of the 3.00% Convertible Notes may require ATK to repurchase in cash some or all of the 3.00% Convertible Notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% Convertible Notes at a conversion rate of 12.5392 shares of ATK's common stock per $1 principal amount of 3.00% Convertible Notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 3.00% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. In fiscal 2005 ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 3.00% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 3.00% Convertible Notes are convertible into shares of the acquiring or surviving company. The conversion option is treated as an embedded derivative under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), and the fair value of the option was insignificant at March 31, 2006 and 2005. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price was below the conversion price during fiscal 2006 and 2005. Debt issuance costs of approximately $4,700 are being amortized to interest expense over ten years, the period until the first date on which the holders can require ATK to repurchase the 3.00% Convertible Notes.

In February 2004, ATK issued $280,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes) that mature on February 15, 2024. Interest on the 2.75% Convertible Notes is payable on February 15 and August 15 of each year. Beginning with the period beginning on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter beginning on February 15, 2010, ATK will pay contingent interest during the applicable interest period if the average trading price of the 2.75% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 2.75% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 2.75% Convertible Notes in cash at any time on or after August 20, 2009. Holders of the 2.75% Convertible Notes may require ATK to repurchase in cash some or all of the Convertible Notes on August 15, 2009, February 15, 2014, or February 15, 2019. Holders may also convert their 2.75% Convertible Notes into shares of ATK's common stock at a conversion rate of 12.5843 shares per $1 principal amount of 2.75% Convertible Notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

7. Long-Term Debt and Interest Rate Swaps (Continued)

30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 2.75% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. In fiscal 2005 ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 2.75% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. The conversion option is treated as an embedded derivative under SFAS No. 133, and the fair value of the option was insignificant at March 31, 2006 and 2005. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price was below the conversion price in fiscal 2006, 2005, and 2004. Debt issuance costs of approximately $8,600 are being amortized to interest expense over five years, the period until the first date on which the holders can require ATK to repurchase the 2.75% Convertible Notes.

The 3.00% Convertible Notes, the 2.75% Convertible Notes, and the 6.75% Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of ATK's domestic subsidiaries. Subsidiaries of ATK other than the subsidiary guarantors are minor. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

At March 31, 2006 and 2005, the carrying amount of the variable-rate debt approximated fair market value, based on current rates for similar instruments with the same maturities. The fair value of the fixed-rate debt was approximately $938,000, $55,000 more than its carrying value at March 31, 2006, and approximately $953,000, or $86,000 more than its carrying value at March 31, 2005. The fair value was determined based on market quotes for each issuance.

The scheduled minimum loan payments on outstanding long-term debt are as follows:

Fiscal 2007	$ 29,596
Fiscal 2008	27,000
Fiscal 2009	189,000
Fiscal 2010	—
Fiscal 2011	—
Thereafter	880,000
Total	$1,125,596

ATK's total debt (current portion of debt and long-term debt) as a percentage of total capitalization (total debt and stockholders' equity) was 64% as of March 31, 2006 and 62% as of March 31, 2005.

ATK's Senior Credit Facility and the indentures governing the 6.75% Notes, the 2.75% Convertible Notes, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions and to make certain capital expenditures. The Senior Credit Facility also requires that ATK meet and maintain specified financial ratios, including: a maximum

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

7. Long-Term Debt and Interest Rate Swaps (Continued)

interest coverage ratio, a maximum consolidated leverage ratio, and a maximum senior leverage ratio. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2006, ATK was in compliance with the covenants.

ATK has limited amortization requirements under the Senior Credit Facility over the next few years. ATK's other debt service requirements consist principally of interest expense on its long-term debt. Additional cash may be required to repurchase or convert the Convertible Notes under certain circumstances, as discussed above. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

Cash paid for interest totaled $111,448 in fiscal 2006, $58,646 in fiscal 2005, and $60,964 in fiscal 2004. Cash received for interest totaled $1,245 in fiscal 2006, $930 in fiscal 2005, and $1,060 in fiscal 2004.

Shelf Registration. On March 2, 2006, ATK filed a shelf registration statement with the Securities and Exchange Commission allowing ATK to issue debt and/or equity securities at any time. As of March 31, 2006, ATK has the capacity under the registration statement to issue approximately 48.4 million shares of common stock and 5 million shares of preferred stock.

Interest Rate Swaps

ATK may use interest rate swaps to hedge forecasted interest payments and the risk associated with changing interest rates of long-term debt. During fiscal 2006 all of ATK's interest rate swaps matured or were terminated, as discussed above. Therefore, as of March 31, 2006, ATK did not have any outstanding interest rate swaps.

8. Employee Benefit Plans

Defined Benefit Plans

Pension Plans. ATK has noncontributory defined benefit pension plans that cover substantially all employees. The plans provide either pension benefits based on employee annual pay levels and years of credited service or stated amounts for each year of credited service. ATK funds the plans in accordance with federal requirements calculated using appropriate actuarial methods.

Other Postretirement Benefit Plans. Generally, employees who retired from ATK on or before January 1, 2004 and were are at least age 55 with at least five or ten years of service, depending on pension plan provisions, are entitled to a pre- and/or post-65 healthcare company subsidy and retiree life insurance benefits. Employees who retired after January 1, 2004 but before January 1, 2006, are only eligible for a pre-65 company subsidy. The portion of the healthcare premium cost borne by ATK for such benefits is based on the pension plan they are eligible for, years of service, and age at retirement.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

ATK uses a December 31 measurement date for its pension and other postretirement benefit (PRB) plans.

Obligations and Funded Status

	Pension Benefits		Other Postretirement Benefits	
	Years Ended March 31		Years Ended March 31	
	2006	2005	2006	2005
Change in benefit obligation				
Benefit obligation at beginning of year	$1,986,935	$1,880,931	$ 253,613	$ 360,141
Service cost	48,836	40,929	450	1,005
Interest cost	117,327	113,543	13,945	18,199
Amendments	—	(480)	(450)	(58,755)
Actuarial loss (gain)	111,663	89,740	(11,349)	(35,823)
Benefits paid	(124,155)	(137,728)	(25,178)	(31,154)
Benefit obligation at end of year	2,140,606	1,986,935	231,031	253,613
Change in plan assets				
Fair value of plan assets at beginning of year	1,589,594	1,497,641	55,520	57,208
Actual return on plan assets	133,391	172,449	1,823	2,180
Retiree contributions	—	—	11,268	11,043
Employer contributions	53,474	57,232	22,511	27,286
Benefits paid	(124,155)	(137,728)	(36,446)	(42,197)
Fair value of plan assets at end of year	1,652,304	1,589,594	54,676	55,520
Funded status	(488,302)	(397,341)	(176,355)	(198,093)
Accrued contribution	—	25,000	975	1,405
Unrecognized net actuarial loss	797,698	707,755	93,033	108,847
Unrecognized prior service benefit	(10,172)	(11,033)	(93,077)	(102,342)
Net amount recognized	$ 299,224	$ 324,381	$(175,424)	$(190,183)

Amounts Recognized in the Balance Sheet

	March 31	
	2006	2005
Prepaid benefit cost	$ 65,075	$ 126,787
Accrued benefit liability	(325,089)	(211,448)
Intangible asset	4,141	—
Accumulated other comprehensive income	555,097	409,042
Net amount recognized	$ 299,224	$ 324,381

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

The accumulated benefit obligation for all defined benefit pension plans was $1,962,420 as of March 31, 2006 and $1,802,213 as of March 31, 2005.

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

	March 31	
	2006	2005
Projected benefit obligation	$2,010,213	$1,670,576
Accumulated benefit obligation	1,837,916	1,515,424
Fair value of plan assets	1,512,827	1,278,975

Components of Net Periodic Benefit Cost

	Pension Benefits Years Ended March 31			Other Postretirement Benefits Years Ended March 31		
	2006	2005	2004	2006	2005	2004
Service cost	$ 48,836	$ 40,929	$ 38,109	$ 450	$ 1,004	$ 604
Interest cost	117,327	113,543	113,624	13,945	18,199	22,421
Expected return on plan assets	(147,637)	(149,914)	(151,350)	(3,836)	(3,962)	(3,713)
Amortization of unrecognized net loss	35,966	19,970	6,425	6,478	7,230	8,194
Amortization of unrecognized prior service cost	(860)	(860)	4,625	(9,113)	(5,964)	(4,564)
Amortization of unrecognized net transition obligation	—	—	1	—	—	—
Net periodic benefit cost before special termination benefits cost / curtailment	53,632	23,668	11,434	7,924	16,507	22,942
Special termination benefits cost / curtailment	—	7,215	—	(603)	1,905	(8,277)
Net periodic benefit cost	$ 53,632	$ 30,883	$ 11,434	$ 7,321	$18,412	$14,665

During fiscal 2006, ATK recorded a curtailment gain of $603 to recognize the impact on other PRB plans associated with the elimination of future subsidized medical benefits under a negotiated union contract.

During fiscal 2005, ATK recorded a pension settlement expense of $6,402 to recognize the impact of lump sum pension benefits that were paid. ATK also recorded special termination benefits costs in the pension plans of $813 and other PRB plans of $1,905 in connection with the closure of the Twin Cities Army Ammunition Plant (TCAAP).

During fiscal 2004, ATK recognized a curtailment benefit of $8,277 resulting from the elimination of retiree medical subsidies for most future retirees.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

is at least "actuarially equivalent" to Medicare. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. FSP 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation (APBO), which would be amortized over future service periods. Future subsidies would reduce service cost each year. FSP 106-2 became effective for ATK during fiscal 2005. One of ATK's other PRB plans is actuarially equivalent to Medicare, but ATK does not believe that the subsidies it will receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact of adopting this FSP reduced ATK's APBO by approximately $31,000. The impact to ATK's results of operations in any period is not expected to be significant.

In accordance with SFAS No. 87, *Employer's Accounting for Pensions*, ATK has recognized the minimum liability for underfunded pension plans equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as an intangible asset to the extent of any unrecognized prior service cost, with the remaining balance recorded as a reduction to equity. The minimum pension liability in excess of the unrecognized prior service cost was $555,097 as of March 31, 2006 and $409,042 as of March 31, 2005. The March 31, 2006 balance consists of a pension liability of $559,238, and an intangible pension asset of $4,141, and the March 31, 2005 balance consists of a pension liability of $409,042. The change in the additional minimum pension liability recognized in other comprehensive income was as follows:

	Years Ended March 31		
	2006	2005	2004
Change in:			
Intangible assets	$ 4,141	$ (951)	$ (9,183)
Accrued pension benefit costs	(150,196)	(7,729)	(21,457)
Total change in minimum pension liability included in OCI	$(146,055)	$(8,680)	$(30,640)

Assumptions

Weighted-Average Assumptions Used to Determine Benefit Obligations as of March 31

	Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.80%	5.90%	6.25%	5.80%	5.90%	6.25%
Rate of compensation increase:						
Union	3.00%	3.00%	3.00%			
Salaried	3.25%	3.25%	3.25%			

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended March 31

	Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.90%	6.25%	6.75%	5.90%	6.25%	6.75%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%	6.00%/ 8.00%	6.00%/ 8.00%	6.00%/ 8.00%
Rate of compensation increase:						
Union	3.00%	3.00%	3.00%			
Salaried	3.25%	3.25%	3.50%			

In developing the expected long-term rate of return assumption for pension plans, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical 5-year and 10-year compounded investment returns, which have been in excess of broad equity and bond benchmark indices. The expected long-term rate of return of 9.0% used in fiscal 2006 for pension plans was based, in part, on an asset allocation assumption of 55% with equity managers, with an expected long-term rate of return of 10.9%; 20% with fixed income managers, with an expected long-term rate of return of 6.5%; 10% with real estate/real asset managers with an expected long-term rate of return of 9.6%; and 15% with alternate investment managers with an expected long-term rate of return of 9.6%.

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. As of March 31, 2006, 29% of the assets were held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those held in fixed income investments.

Assumed Health Care Cost Trend Rates used to Measure Expected Cost of Benefits

	2007	2006
Weighted average health care cost trend rate	7.2%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.4%	5.0%
Fiscal year that the rate reaches the ultimate trend rate	2017	2008

Beginning in fiscal 2007, medical trend rates are set specifically for each benefit plan and design. Assumed health care trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost	$ 589	$ (557)
Effect on postretirement benefit obligation	9,561	(9,049)

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

Plan Assets

Pension. ATK's pension plan weighted-average asset allocations at March 31, 2006 and 2005, and the target allocations for fiscal 2007, by asset category are as follows:

Asset Category	Target 2007	Actual as of March 31 2006	Actual as of March 31 2005
Domestic equity securities	35%	35%	36%
International equity securities	20%	23%	23%
Fixed income investments	20%	18%	19%
Real estate/real asset investments	10%	11%	10%
Alternative investments	15%	13%	11%
Other investments	—	—	1%
Total	100%	100%	100%

Pension plan assets for ATK are held in a trust and are invested in a diversified portfolio of equity securities, fixed income investments, real estate, hedge funds, and cash. ATK's investment objectives for the pension plan assets are to minimize the present value of expected funding contributions and to meet or exceed the rate of return assumed for plan funding purposes over the long term. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives. ATK regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. From time to time, the assets within each category may be outside the targeted range by amounts ATK deems acceptable.

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are (1) to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk, and (2) to preserve the real purchasing power of assets to meet future obligations. Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act. Guidelines are established defining permitted investments within each asset class.

There was no ATK common stock included in Plan assets as of March 31, 2006 or 2005.

Other Postretirement Benefits. ATK's other PRB obligations were 24% and 22% pre-funded as of March 31, 2006 and 2005, respectively.

Portions of the assets are held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. Approximately 29% and 27% of the assets were held in the 401(h) account as of March 31, 2006 and 2005, respectively. The remaining assets are in fixed income investments. ATK's investment objective for the other PRB plan assets is the preservation and safety of capital.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

8. Employee Benefit Plans (Continued)

Contributions

ATK expects to contribute approximately $85,800 to its qualified pension plans, approximately $6,200 directly to retirees, and approximately $21,200 to its other postretirement benefit plans in fiscal 2007.

Expected Future Benefit Payments

The following benefit payments, which reflect expected future service, are expected to be paid in the years ended March 31. The pension benefits will be paid primarily out of the pension trust. The postretirement benefit payments are shown net of the expected subsidy for the Medicare prescription drug benefit under the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

	Pension Benefits	Other Postretirement Benefits
2007	$119,300	$21,800
2008	121,000	21,300
2009	129,000	20,800
2010	129,700	20,400
2011	130,800	20,000
2012 through 2016	736,000	90,700

Defined Contribution Plans

ATK also sponsors a number of defined contribution plans. Participation in one of these plans is available to substantially all employees. The two principal defined contribution plans are 401(k) plans sponsored by ATK to which employees may contribute up to 50% of their pay (subject to limitations). Effective January 1, 2004, the ATK matching contribution to these plans depends on a participant's years of service and certain other factors. Participants receive either:

- a matching contribution of 100% of the first 3% of the participant's contributed pay plus 50% of the next 2% (or, in certain cases, 3%) of the participant's contributed pay,
- a matching contribution of 50% up to 6% of the participant's contributed pay, or
- no matching contribution.

ATK's contributions to the plans were $23,370 in fiscal 2006, $20,654 in fiscal 2005, and $17,764 in fiscal 2004.

Approximately 1,825, or 12%, of ATK's employees are covered by collective bargaining agreements.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

9. Income Taxes

The breakdown of the total income tax provision includes income before income taxes, minority interest, other comprehensive income (losses), and share-based compensation, as follows:

	Years Ended March 31		
	2006	2005	2004
Income tax provision attributable to income	$ 73,271	$ 66,549	$55,041
Minority interest	(105)	(18)	(245)
Stockholders' equity, for other comprehensive income	(49,661)	2,511	(7,065)
Stockholders' equity, for share-based compensation	(5,432)	(11,530)	(4,260)
Income tax provision	$ 18,073	$ 57,512	$43,471

ATK's income tax provision attributable to income consists of:

	Years Ended March 31		
	2006	2005	2004
Current:			
Federal	$58,421	$14,924	$ 5,756
State	5,327	2,693	2,773
Deferred:			
Federal	13,657	45,637	43,552
State	(4,134)	3,295	2,960
Income tax provision attributable to income	$73,271	$66,549	$55,041

The items responsible for the differences between the federal statutory rate and ATK's effective rate are as follows:

	Years Ended March 31		
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal impact	2.5%	2.5%	2.3%
Extraterritorial income benefit	(0.7)%	(1.3)%	(1.1)%
Domestic manufacturing deduction	(0.6)%	—	—
Research and development credit	(1.1)%	(2.2)%	(2.1)%
Change in previous contingencies	(1.4)%	(3.7)%	(4.4)%
Other (tax benefits)/non-deductible costs, net	(1.6)%	(0.4)%	(3.5)%
Change in valuation allowance	0.1%	0.3%	(0.9)%
Income tax provision attributable to income	32.2%	30.2%	25.3%

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2006 of 32.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, both of which increased the effective rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, domestic manufacturing deduction (DMD), research and development (R&D) tax credits and other provision adjustments.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

9. Income Taxes (Continued)

The tax rate for fiscal 2005 differs from the federal statutory rate due to state income taxes, an increase in the valuation allowance, the ETI benefit, the R&D credit, tax benefits resulting from the settlement of federal and state audit issues and other provision adjustments.

The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues and a decrease in the valuation allowance.

Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. As of March 31, 2006 and 2005 the components of deferred tax assets and liabilities were as follows:

	Years Ended March 31	
	2006	2005
Deferred tax assets	$ 577,398	$ 390,637
Deferred tax liabilities	(498,710)	(364,920)
Valuation allowance	(3,749)	(3,242)
Net deferred tax assets	$ 74,939	$ 22,475

As of March 31, 2006 and 2005, the deferred tax assets and liabilities resulted from temporary differences related to the following:

	March 31	
	2006	2005
Reserves for employee benefits	$ 127,316	$ 108,732
Environmental reserves	8,883	9,336
Other reserves	22,788	28,387
Research tax credits	5,257	10,320
Alternative minimum tax credits	181	8,135
Other comprehensive income provision	213,327	159,104
Debt-related	(15,821)	(10,488)
Long-term contract method of revenue recognition	(10,090)	(19,783)
Property, plant, and equipment	(62,138)	(75,207)
Intangible assets	(54,431)	(57,681)
Prepaid pension asset	(161,135)	(133,269)
Other	4,551	(1,869)
Valuation allowance	(3,749)	(3,242)
Net deferred income tax asset	$ 74,939	$ 22,475

ATK believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. The valuation allowance of $3,749 at March 31, 2006 relates to certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. The valuation allowance was increased by $507 during fiscal 2006 because the amount of state carryforward benefits expected to be utilized before expiration decreased primarily because of changes to ATK's legal entity structure. Of the valuation allowance, $365 will be allocated to reduce goodwill if the related deferred tax asset is ultimately realized.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

9. Income Taxes (Continued)

Amounts accrued for potential federal and state tax assessments total $23,386 at March 31, 2006 and $28,892 at March 31, 2005. These accruals relate to federal and state tax issues such as the tax benefits from the extraterritorial income (ETI) exclusion, the domestic manufacturing deduction (DMD), the amount of research and development (R&D) tax credits claimed, and other federal and state issues.

IRS examinations have been completed through fiscal 2003 and all tax matters with the IRS have been settled for those years. The IRS examination for fiscal 2004 and 2005 began in March 2006.

The American Jobs Creation Act of 2004 (the 2004 Act) provides a deduction for qualified domestic production activities and a two-year phase-out (except for certain grandfathered contracts) of the existing ETI exclusion tax benefit for foreign sales, which the World Trade Organization (WTO) ruled was an illegal export subsidy. The European Union filed a complaint with the WTO challenging the transitional and grandfathered provisions of the 2004 Act. On September 30, 2005, the WTO ruled that the Act failed to comply with its prior ruling. The U.S. appealed, but the September ruling was upheld. On May 17, 2006, the President signed the Tax Increase Prevention and Reconciliation Act of 2005 (2005 Act). The 2005 Act repeals the grandfathered provisions of the 2004 Act effective for fiscal years beginning after the date of enactment.

Effective December 31, 2005, the R&D tax credit expired. Congress is working on legislation to reinstate the credit. If the proposed legislation is not signed into law, ATK's fiscal 2007 tax rate could increase by approximately 1.2%.

The deferred tax assets include $5,673 related to state tax credit carryforwards and $6,806 for state net operating loss carryforwards. These carryforwards expire as follows: $1,953 in fiscal 2007 through fiscal 2010, $2,128 in fiscal 2011 through fiscal 2015, $2,506 in fiscal 2016 through fiscal 2020, $3,961 in fiscal 2021 through fiscal 2026. The remaining $1,750 as well as alternative minimum tax credits of $181 can be carried forward indefinitely.

Income taxes paid, net of refunds, totaled $34,263 in fiscal 2006, $16,336 in fiscal 2005, and $17,187 in fiscal 2004.

10. Commitments

ATK leases land, buildings, and equipment under various operating leases, which generally have renewal options of one to five years. Rent expense was $57,989 in fiscal 2006, $49,396 in fiscal 2005, and $43,563 in fiscal 2004.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

10. Commitments (Continued)

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2006:

	Total	Payments due by period Within 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations:					
Long-term debt	$1,125,596	$ 29,596	$216,000		$ 880,000
Interest on debt(1)	557,825	55,408	105,779	$ 81,400	315,238
Operating leases	184,982	47,865	65,384	48,162	23,571
Environmental remediation costs, net	27,293	1,110	5,793	4,956	15,434
Pension and other PRB plan contributions	1,560,800	141,100	292,100	300,900	826,700
Total contractual obligations	$3,456,496	$275,079	$685,056	$435,418	$2,060,943

	Total	Commitment Expiration by period Within 1 year	1-3 years
Other commercial commitments:			
Letters of credit	$73,567	$59,078	$14,489

(1) Includes interest on variable rate debt calculated based on interest rates at March 31, 2006. Variable rate debt was approximately 22% of ATK's total debt at March 31, 2006.

Pension plan contributions are an estimate of ATK's minimum funding requirements through fiscal 2016 to provide pension benefits for employees based on service provided through fiscal 2006 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulatory rules.

ATK currently leases its facility in Magna, Utah from a private party. This facility is used in the production and testing of some of ATK's rocket motors. The current lease extends through September 2022. The lease requires ATK to surrender the property back to its owner in its original condition. While ATK currently anticipates operating this facility indefinitely, ATK could incur significant costs if ATK were to terminate this lease.

ATK has known conditional asset retirement obligations, such as contractual lease restoration obligations, to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the consolidated financial statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

11. Contingencies

Litigation. From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its operating results, financial condition, or cash flows.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

11. Contingencies (Continued)

Environmental Remediation. ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of 3.25% and 3.0% as of March 31, 2006 and 2005, respectively. The following is a summary of the amounts recorded for environmental remediation:

	March 31, 2006		March 31, 2005	
	Liability	Receivable	Liability	Receivable
Amounts (payable) receivable	$(67,065)	$39,772	$(70,791)	$40,213
Unamortized discount	11,470	(6,087)	11,918	(5,907)
Present value amounts (payable) receivable	$(55,595)	$33,685	$(58,873)	$34,306

Amounts payable or receivable in periods beyond fiscal 2007 have been classified as non-current on the March 31, 2006 balance sheet. As such, of the $55,595 net liability, $6,011 is recorded within other current liabilities and $49,584 is recorded within other non-current liabilities. Of the $33,685 net receivable, $4,936 is recorded within other current assets and $28,749 is recorded within other non-current assets. As of March 31, 2006, the estimated discounted range of reasonably possible costs of environmental remediation was $55,595 to $93,870.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

11. Contingencies (Continued)

accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on non-federal lands on or before March 31, 2000, and on federal lands on or before March 31, 2005.

- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29,000, ATK and Alcoa have agreed to split evenly any amounts between $29,000 and $49,000, and ATK is responsible for any payments in excess of $49,000.
- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30,000, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125,000, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2006, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be:

Fiscal 2007	$ 1,110
Fiscal 2008	5,641
Fiscal 2009	152
Fiscal 2010	2,890
Fiscal 2011	2,066
Thereafter	15,434
Total	$27,293

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

11. Contingencies (Continued)

There were no material insurance recoveries related to environmental remediations during fiscal 2006, 2005, or 2004.

Other Contingencies. ATK is also subject to a number of other potential risks and contingencies, including the following:

- reductions or changes in NASA or U.S. Government military spending,
- increases in costs, which ATK may not be able to react to due to the nature of its U.S. Government contracts,
- government laws and other rules and regulations applicable to ATK, such as procurement and environmental remediation,
- intense competition,
- program terminations,
- contract novation,
- supplier contract negotiations and difficulties in the supplier qualification process,
- supply, availability, and costs of raw materials and components, and
- fires or explosions at any of ATK's facilities.

12. Stockholders' Equity

ATK has authorized 5,000,000 shares of preferred stock, par value $1.00, none of which has been issued.

ATK sponsors five stock-based incentive plans, which are the Alliant Techsystems Inc. 1990 Equity Incentive Plan, the 1997 Employee Stock Purchase Plan, the Non-Employee Director Restricted Stock Plan, the 2000 Stock Incentive Plan, and the 2005 Stock Incentive Plan. As of March 31, 2006, ATK has authorized up to 5,945,577 common shares to be granted under these plans. Stock options are granted periodically, at the fair market value of ATK's common stock on the date of grant, and generally vest from one to three years from the date of grant. During fiscal 2004, ATK began issuing options under the 1990 Equity Incentive Plan and the 2000 Stock Incentive Plan with a seven-year term; most grants issued prior to that had a ten-year term. Restricted stock issued to non-employee directors and certain key employees totaled 36,406 shares in fiscal 2006, 28,444 shares in fiscal 2005, and 10,181 shares in fiscal 2004. Restricted shares vest over periods of one to three years from the date of award. As of March 31, 2006, there were also performance awards of up to 671,007 shares reserved for key employees, which will become payable only upon achievement of certain financial performance goals through fiscal 2007.

During fiscal 2006, ATK modified its performance awards to require settlement in shares resulting in the awards being accounted for as additional paid-in-capital based on the number of shares expected to be issued. These awards were previously accounted for as a liability.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

12. Stockholders' Equity (Continued)

A summary of ATK's stock option activity is as follows:

	Years Ended March 31					
	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,250,102	$51.13	2,488,204	$40.23	2,128,413	$35.36
Granted	179,150	69.47	606,400	64.58	508,702	56.48
Exercised	(401,699)	41.55	(801,130)	27.14	(124,336)	22.56
Canceled	(62,835)	63.23	(43,372)	56.88	(24,575)	46.10
Outstanding at end of year	1,964,718	54.37	2,250,102	51.13	2,488,204	40.23
Options exercisable at year end	943,753	45.03	1,145,095	41.37	1,609,448	31.75
Weighted average fair value of options granted during the year		23.76		22.10		20.32

The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The following weighted average assumptions were used for grants:

	Years Ended March 31		
	2006	2005	2004
Risk-free rate	4.0%	4.0%	3.5%
Expected volatility	30.2%	30.4%	31.2%
Expected option life	5 or 7 years	5 or 7 years	5 or 7 years

A summary of stock options outstanding at March 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0 - $14.99	12,013	0.4	$11.06	12,013	$11.06
$15 - $24.99	132,050	2.8	18.20	132,050	18.20
$25 - $34.99	138,325	3.4	26.72	138,325	26.72
$35 - $44.99	35,633	3.3	38.33	35,633	38.33
$45 - $54.99	316,629	5.8	50.32	272,014	49.64
$55 - $64.99	743,493	5.2	58.74	286,393	58.89
$65 - $74.99	582,425	5.8	67.48	67,325	67.25
$75 - $79.99	4,150	6.6	76.36	—	—
Total	1,964,718	5.1	$54.37	943,753	$45.03

In fiscal 2005, ATK repurchased 1,128,100 shares for approximately $75,000. Between April 1, 2005 and January 30, 2006, ATK repurchased 1,281,200 shares for $95,900. On January 31, 2006, ATK's Board of Directors cancelled authorization for the 4,900 shares remaining under the August 3, 2004 authorization and authorized the repurchase of an additional 5,000,000 shares through January 31, 2008. In February and March 2006, ATK repurchased 1,315,104 shares for $100,000. As of March 31, 2006, there were 3,684,896 remaining shares authorized to be repurchased.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

12. Stockholders' Equity (Continued)

Any additional authorized repurchases would be subject to market conditions and ATK's compliance with its debt covenants. ATK's 6.75% Senior Subordinated Notes limit the aggregate sum of dividends, share repurchases, and other designated restricted payments to an amount based on ATK's net income, stock issuance proceeds, and certain other items, less restricted payments made, since April 1, 2001. As of March 31, 2006, this limit was approximately $272,000. As of March 31, 2006, the Senior Credit Facility allows ATK to make unlimited "restricted payments" (as defined in ATK's debt covenants), which among other items, would allow payments for future stock repurchases, as long as ATK maintains certain debt limits, with an annual limit of $50,000 when such debt limits are not met.

13. Restructuring Charges

Since fiscal 2004, ATK has been recording costs for restructuring and related activities, the majority of which are the result of the U.S. Army's announced plans to exit the Twin Cities Army Ammunition Plant (TCAAP) in Arden Hills, MN. As a result of this announcement, ATK's management decided to relocate medium-caliber ammunition metal parts manufacturing from TCAAP to Rocket Center, WV. The product qualification and start of production for the primary medium-caliber ammunition products was completed during fiscal 2005. ATK expects Army approval for the final exit from TCAAP in 2006. In connection with these restructuring and related activities, ATK recorded costs of approximately $14,700 in fiscal 2004 and fiscal 2005, primarily for employee termination benefits (including $2,718 for special termination benefits for pension and other postretirement benefits (PRB)), facility clean-up, and accelerated depreciation, and disbursed approximately $9,000 during fiscal 2005. The liability related to these costs as of March 31, 2005 was approximately $800. During fiscal 2006 approximately $500 was disbursed and an additional $300 in costs were recorded. Costs were recorded within cost of sales, primarily within the Ammunition segment. The liability related to these costs as of March 31, 2006 was approximately $600 (not including the impact on the pension and other PRB plans). A majority of the $600 was paid in April 2006 effectively completing this restructuring and the related activities.

On January 14, 2005, ATK announced its plans to move its fuze production operations from Janesville, WI to Rocket Center, WV. In connection with this move, ATK recorded costs of approximately $5,200 during fiscal 2005 related primarily to employee termination benefits and accelerated depreciation. The liability related to these costs as of March 31, 2005 was approximately $2,300. During fiscal 2006, approximately $6,500 was disbursed, an additional $4,600 in costs were recorded primarily related to employee termination benefits, relocation, and facility clean-up costs. In addition, cash of $1,400 was received from the sale of the Janesville facility. Costs were recorded within the Precision Systems segment. The liability related to these costs as of March 31, 2006 was approximately $400. ATK expects to incur minimal additional costs for this restructuring activity.

14. Operating Segment Information

ATK has five segments: Ammunition, ATK Thiokol, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. These operating segments are defined based on the reporting and review process used by ATK's chief executive officer and other management.

- The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

14. Operating Segment Information (Continued)

and military smokeless powder, law enforcement and sporting ammunition, and ammunition accessories.

- The ATK Thiokol segment is a solid rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials/structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.
- The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.
- The Advanced Propulsion and Space Systems segment supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites.

Effective April 1, 2006, ATK realigned its business operations. As a result of this realignment, ATK renamed its ATK Thiokol segment to Launch Systems Group and its Ammunition segment to Ammunition Systems Group, and consolidated the Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research segments into a new segment, Mission Systems Group. Following this realignment, ATK has three segments: Mission Systems Group, Ammunition Systems Group, and Launch Systems Group. The April 1, 2006 realignment is not reflected in the information contained in this report.

All of ATK's segments derive the majority of their sales from contracts with, and prime contractors to, the U.S. Government. ATK's U.S. Government sales, including sales to U.S. Government prime contractors, during the last three fiscal years were as follows:

Fiscal	U.S. Government Sales	Percent of sales
2006	$2,549,000	79%
2005	2,186,000	78%
2004	1,810,000	77%

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

14. Operating Segment Information (Continued)

The military small-caliber ammunition contract, which is reported within the Ammunition segment, contributed approximately 14% of total fiscal 2006 sales, and 12% of fiscal 2005 and 2004 total sales. ATK's contract with NASA for the Reusable Solid Rocket Motors (RSRM) for the Space Shuttle, which is reported within the ATK Thiokol segment, represented 13% of ATK's total fiscal 2006 sales, 14% of fiscal 2005 sales, and 16% of fiscal 2004 sales.

No single commercial customer accounted for 10% or more of ATK's total sales during fiscal 2006, 2005, or 2004.

ATK's foreign sales to customers were $227,406 in fiscal 2006, $194,785 in fiscal 2005, and $155,533 in fiscal 2004. Approximately 42% of these sales are in the Ammunition segment, 37% are in the Precision Systems segment, 18% are in the Advanced Propulsion and Space Systems segment, 2% are in the ATK Thiokol segment, and 1% are in the ATK Mission Research segment. Sales to no individual country outside the United States accounted for more than 1% of ATK's sales in fiscal 2006. Substantially all of ATK's assets are held in the United States.

The following summarizes ATK's results by segment:

	Year Ended March 31, 2006					
	Ammunition	ATK Thiokol	Precision Systems	Advanced Propulsion & Space Systems	Corporate and Other	Total
Sales:						
External customers	$1,105,414	$929,256	$554,281	$468,057	$ 159,799	$3,216,807
Intercompany	19,378	13,721	39,984	68,246	(141,329)	—
Total	1,124,792	942,977	594,265	536,303	18,470	3,216,807
Capital expenditures	17,192	14,319	13,396	12,700	7,745	65,352
Depreciation	14,933	32,309	6,834	10,662	4,851	69,589
Amortization	349	417	315	5,046	7,901	14,028
Income before interest, income taxes and minority interest	109,283	130,407	48,554	53,017	(14,112)	327,149
Total assets	681,105	849,029	276,510	492,124	603,212	2,901,980

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

14. Operating Segment Information (Continued)

	Year Ended March 31, 2005					
	Ammunition	ATK Thiokol	Precision Systems	Advanced Propulsion & Space Systems	Corporate and Other	Total
Sales:						
External customers	$888,661	$845,197	$517,632	$392,820	$ 156,819	$2,801,129
Intercompany	17,345	4,292	44,434	44,299	(110,370)	—
Total	906,006	849,489	562,066	437,119	46,449	2,801,129
Capital expenditures	24,708	8,964	11,283	11,877	5,768	62,600
Depreciation	13,023	28,038	9,970	10,212	9,895	71,138
Amortization	208	252	258	150	12,319	13,187
Income before interest, income taxes and minority interest	86,952	121,887	48,978	40,964	(13,789)	284,992
Total assets	602,197	865,309	241,359	468,211	838,734	3,015,810

	Year Ended March 31, 2004					
	Ammunition	ATK Thiokol	Precision Systems	Advanced Propulsion & Space Systems	Corporate	Total
Sales:						
External customers	$805,720	$799,227	$483,442	$271,264	$ 6,540	$2,366,193
Intercompany	20,096	2,402	13,006	34,980	(70,484)	—
Total	825,816	801,629	496,448	306,244	(63,944)	2,366,193
Capital expenditures	19,933	15,960	8,985	11,972	1,904	58,754
Depreciation	12,703	33,312	7,936	8,684	1,288	63,923
Amortization	670	851	543	333	3,598	5,995
Income before interest, income taxes and minority interest	79,785	135,968	48,941	29,680	(17,311)	277,063
Total assets	570,611	985,191	257,962	250,938	736,042	2,800,744

Income before interest, income taxes, and minority interest by segment for fiscal 2005 and fiscal 2004 was previously reported after the elimination of intercompany profit. Fiscal 2005 and fiscal 2004 have been recast to include intercompany profit, consistent with presentation of fiscal 2006.

Certain administrative functions are primarily managed by ATK at the corporate headquarters ("Corporate"). Some examples of such functions are human resources, pension and postretirement benefits, corporate accounting, legal, tax, and treasury. Significant assets and liabilities managed at Corporate include those associated with debt, pension and postretirement benefits, environmental liabilities, and income taxes. Pension and postretirement benefit expenses are allocated to each segment based on relative headcount and types of benefits offered in each respective segment. Environmental expenses are allocated to each segment based on the origin of the underlying environmental cost. Transactions between segments are recorded at the segment level, consistent with ATK's financial accounting policies. Intercompany balances and transactions involving different segments are eliminated at ATK's consolidated financial statements level. These eliminations are shown above in "Corporate" or "Corporate and Other".

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

15. Quarterly Financial Data (Unaudited)

Quarterly financial data is summarized as follows:

	Fiscal 2006 Quarter Ended			
	July 3	October 2	January 1	March 31
Sales	$756,992	$772,092	$770,029	$917,694
Gross profit	133,403	150,445	155,714	171,158
Net income	37,220	40,152	47,099	29,411
Earnings per share:				
Basic earnings per share	1.01	1.08	1.28	0.81
Diluted earnings per share	0.99	1.07	1.26	0.79

	Fiscal 2005 Quarter Ended			
	July 4	October 3	January 2	March 31
Sales	$644,395	$673,050	$684,493	$799,191
Gross profit	113,621	120,891	137,856	157,721
Net income	27,574	29,898	47,848	48,220
Earnings per share:				
Basic earnings per share	0.74	0.80	1.27	1.28
Diluted earnings per share	0.72	0.78	1.25	1.26

The sum of the per share amounts for the quarters may not equal the total for the year due to the application of the treasury stock method.

During the fourth quarter of fiscal 2006, in connection with the repayment of the 8.50% Notes described in Note 7, $397,404 principal amount of the 8.50% Notes was repaid by ATK resulting in a premium of $18,849 recognized as interest expense. In connection with this repayment, ATK also wrote off $7,119 of deferred debt issuance costs and terminated its three interest rate swaps against the 8.50% Notes, resulting in net expense of $6,022 (consisting of the termination charge net of the unamortized portion of ATK's proceeds from recouponing two of these interest rate swaps in fiscal 2003).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

ATK's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of ATK's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2006 and have concluded that ATK's disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed by ATK in reports that ATK files or submits under the Securities Exchange Act of 1934.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2006, there was no change in ATK's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that has materially affected, or is reasonably likely to materially affect, ATK's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of ATK prepared and is responsible for the consolidated financial statements and all related financial information contained in this Form 10-K. This responsibility includes establishing and maintaining adequate internal control over financial reporting. ATK's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, ATK designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting. The assessment of the effectiveness of ATK's internal control over financial reporting was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors ATK's internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on our assessment, management has concluded that ATK's internal control over financial reporting is effective as of March 31, 2006.

Deloitte & Touche LLP issued an audit report dated May 18, 2006, concerning management's assessment of ATK's internal control over financial reporting, which is contained in this Form 10-K. ATK's consolidated financial statements as of and for the year ended March 31, 2006, have been audited by the independent registered public accounting firm of Deloitte & Touche LLP in accordance with standards of the Public Company Accounting Oversight Board (United States).

/s/ Daniel J. Murphy
Chairman of the Board, President, and Chief Executive Officer

/s/ John L. Shroyer
Senior Vice President and Chief Financial Officer

May 18, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alliant Techsystems Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Alliant Techsystems Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statement as of and for the year ended March 31, 2006 of the Company and our report dated May 18, 2006, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
May 18, 2006

ITEM 9B. OTHER INFORMATION

None.

PART III

The information required by Item 10, other than the information presented below, as well as the information required by Items 11 through 14 is incorporated by reference from ATK's definitive Proxy Statement pursuant to General Instruction G(3) to Form 10-K. ATK will file its definitive Proxy Statement pursuant to Regulation 14A by June 30, 2006.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding ATK's directors is incorporated by reference from the section entitled *Proposal 1—Election of Directors* in ATK's Proxy Statement for the 2006 Annual Meeting of Stockholders. Information regarding ATK's executive officers is set forth under the heading *Executive Officers* in Item 1 of Part I of this Form 10-K and is incorporated by reference in this Item 10. Information regarding ATK's Audit Committee, including the Audit Committee's financial experts, is incorporated by reference from the section entitled *Corporate Governance—Meetings of the Board and Board Committees—Audit Committee* in the 2006 Proxy Statement. Since the date of ATK's 2005 Proxy Statement, there have been no material changes to the procedures by which security holders may recommend nominees to ATK's Board of Directors. Information about compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the section entitled *Section 16(a) Beneficial Ownership Reporting Compliance* in the 2006 Proxy Statement.

Information regarding ATK's code of ethics (ATK's *Business Ethics Code of Conduct*), which ATK has adopted for all directors, officers and employees, is incorporated by reference from the section entitled *Corporate Governance—Business Ethics Code of Conduct* in the 2006 Proxy Statement. ATK's *Business Ethics Code of Conduct* is available on our website at *www.atk.com* by selecting *About Us* and then *Values*.

ITEM 11. EXECUTIVE COMPENSATION

Information about compensation of ATK's named executive officers is incorporated by reference from the section entitled *Executive Compensation* in the 2006 Proxy Statement, with the exception of the subsection of *Executive Compensation* under the heading *Report of the Personnel and Compensation Committee of the Board on Executive Compensation,* which subsection is not incorporated by reference. Information about compensation of ATK's directors is incorporated by reference from the section entitled *Corporate Governance—Compensation of Directors* in the 2006 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management is incorporated by reference from the section entitled *Security Ownership of Certain Beneficial Owners and Management* in the 2006 Proxy Statement. Information regarding securities authorized for issuance under equity compensation plans is set forth under the heading *Equity Compensation Plan Information* in Item 5 of Part II of this Form 10-K and is incorporated by reference in this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information about principal accounting fees and services as well as related pre-approval policies is incorporated by reference from the section entitled *Fees Paid to Independent Registered Public Accounting Firm* in the 2006 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report

1. Financial Statements

The following is a list of all of the Consolidated Financial Statements included in Item 8 of Part II:

2. Financial Statement Schedules

All schedules are omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes thereto.

3. Exhibits

See Exhibit Index at the end of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

Date: May 24, 2006

By: /s/ JOHN L. SHROYER
Name: John L. Shroyer
Title: *Senior Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ DANIEL J. MURPHY Daniel J. Murphy	Chairman of the Board, President, and Chief Executive Officer (principal executive officer)
/s/ JOHN L. SHROYER John L. Shroyer	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)
* Frances D. Cook	Director
* Gilbert F. Decker	Director
* Ronald R. Fogleman	Director
* David E. Jeremiah	Director
* Cynthia L. Lesher	Director
* Douglas L. Maine	Director
* Roman Martinez IV	Director
* Robert W. RisCassi	Director
* Michael T. Smith	Director
* William G. Van Dyke	Director

Date: May 24, 2006

*By: /s/ KEITH D. ROSS
Name: Keith D. Ross
Attorney-in-fact

ALLIANT TECHSYSTEMS INC.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006

EXHIBIT INDEX

The following exhibits are filed electronically with this report unless the exhibit number is followed by an asterisk (*), in which case the exhibit is incorporated by reference from the document listed. The applicable Securities and Exchange Commission File Number is 1-10582 unless otherwise indicated. Exhibit numbers followed by a pound sign (#) identify exhibits that are either a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K. Excluded from this list of exhibits, pursuant to Paragraph (b) (4) (iii) (A) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Registrant. The Registrant hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
3(i).1*	Restated Certificate of Incorporation of the Registrant, effective July 20, 1990, including Certificate of Correction effective September 21, 1990 (Exhibit 3.1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 10, 2001, File No. 333-67316 (the "Form S-4")).
3(i).2*	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant, effective September 28, 1990 (Exhibit 3.2 to the Form S-4).
3(i).3*	Certificate of Amendment of Restated Certificate of Incorporation, effective August 8, 2001 (Exhibit 3.3 to the Form S-4).
3 (i).4*	Certificate of Amendment of Restated Certificate of Incorporation, effective August 7, 2002 (Exhibit 3(i).4 to Form 10-Q for the quarter ended June 29, 2003).
3(ii).1*	By-Laws, as amended through March 19, 2002 (Exhibit 3(ii) to Form 8-K dated March 21, 2002).
4.1*	Form of Certificate for common stock, par value $.01 per share (Exhibit 4.1 to the Form 10-K for the year ended March 31, 2005).
4.2*	Rights Agreement, dated as of May 7, 2002, by and between the Registrant and LaSalle Bank National Association, as rights agent (Exhibit 4.1 to the Form 8-A filed on May 14, 2002).
4.3.1	Indenture, dated as of March 15, 2006, between the Registrant and The Bank of New York Trust Company, N.A., as trustee, relating to 6.75% Senior Subordinated Notes due 2016.
4.3.2*	First Supplemental Indenture, dated as of March 15, 2006, among the Registrant, Subsidiary Guarantors identified in the Indenture and The Bank of New York Trust Company, N.A., as Trustee, relating to 6.75% Senior Subordinated Notes due 2016 (Exhibit 4.12 to Form 8-K dated March 15, 2006).
4.3.3*	Global Security representing the 6.75% Senior Subordinated Notes due 2016, dated March 15, 2006 (Exhibit 4.13 to Form 8-K dated March 15, 2006).

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
4.4*	Registration Rights Agreement, dated as of February 19, 2004, among the Registrant and Banc of America Securities LLC, Credit Lyonnais Securities (USA) Inc., BNY Capital Markets, Inc. and NatCity Investments, Inc. (Exhibit 4.4 to the Form 10-K for the year ended March 31, 2004 (the "Fiscal 2004 Form 10-K")).
4.5.1*	Indenture, dated as of February 19, 2004, among the Registrant and BNY Midwest Trust Company, an Illinois trust company, as trustee, relating to 2.75% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.5 to the Fiscal 2004 Form 10-K).
4.5.2*	First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of February 19, 2004 among Alliant Techsystems, Inc., as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee relating to 2.75% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.3 to Form 10-Q for the quarter ended October 3, 2004).
4.6.1*	Indenture dated as of August 13, 2004 among Alliant Techsystems, Inc., as Issuer, the Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.1 to Form 10-Q for the quarter ended October 3, 2004).
4.6.2*	First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among Alliant Techsystems, Inc., as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee relating to 3.00% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.2 to Form 10-Q for the quarter ended October 3, 2004).
10.1*	Environmental Matters Agreement, dated as of September 24, 1990, between Honeywell Inc. and the Registrant (Exhibit 10.3 to Post-Effective Amendment No. 1, filed October 1, 1990, to the Form 10 Registration Statement filed with the Securities and Exchange Commission on July 20, 1990 (the "Form 10")).
10.2.1*	Environmental Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (Exhibit 10.2.1 to the Form 10-K for the year ended March 31, 2003 ("the Fiscal 2003 Form 10-K")).
10.2.2*	Amendment to Environmental Agreement, dated March 15, 1995 (Exhibit 10.2.2 to the Fiscal 2003 Form 10-K).
10.3*	Form of Tax Sharing Agreement between Honeywell Inc. and the Registrant (Exhibit 10.5 to Amendment No. 2, filed September 26, 1990, to the Form 10).
10.4*#	Form of Indemnification Agreement between the Registrant and its directors and officers (Exhibit 10.6 to Amendment No. 1 to the Form 10).
10.5.1*#	Executive Split Dollar Life Insurance Plan (Exhibit 10.9 to the Form 10-K for the fiscal year ended March 31, 1998 ("the Fiscal 1998 Form 10-K")).
10.5.2*#	Executive Life Insurance Agreement (Exhibit 10.9.1 to the Fiscal 1998 Form 10-K).
10.5.3*#	Split Dollar Life Insurance Agreement (Exhibit 10.9.2 to the Fiscal 1998 Form 10-K).
10.6.1*#	Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10 to Form 10-Q for the quarter ended September 27, 1998).

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
10.6.2*#	Amendment No. 1 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective May 8, 2001 (Exhibit 10.7.2 to the Form 10-K for the year ended March 31, 2002 (the "Fiscal 2002 Form 10-K")).
10.6.3*#	Amendment No. 2 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective March 19, 2002 (Exhibit 10.7.3 to the Fiscal 2002 Form 10-K).
10.6.4*#	Amendment No. 3 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective October 29, 2002 (Exhibit 10.6.4 to the Fiscal 2004 Form 10-K).
10.6.5*#	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.1 to Form 8-K dated February 4, 2005).
10.6.6*#	Form of Performance Share Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.2 to Form 8-K dated February 4, 2005).
10.6.7*#	Form of Restricted Stock Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.1 to Form 8-K dated May 6, 2005).
10.7*#	Alliant Techsystems Inc. Supplemental Executive Retirement Plan, as amended and restated as of January 1, 2005, and as amended effective April 5, 2006 (Exhibit 10.1 to Form 8-K dated April 5, 2006).
10.8*#	Alliant Techsystems Inc. Management Compensation Plan effective January 1, 2002 (Exhibit 10.8 to the Fiscal 2004 Form 10-K).
10.9.1*#	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2005 (Exhibit 10.1 to Form 8-K dated September 15, 2005).
10.9.2*#	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).
10.10.1*#	Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of December 12, 2005 (Exhibit 10.1 to Form 8-K dated December 12, 2005).
10.10.2*#	Amendment No. 1 to Amended and Restated Non-Employee Director Restricted Stock Plan effective May 2, 2006 (Exhibit 10.1 to Form 8-K dated May 2, 2006).
10.11*#	Deferred Fee Plan for Non-Employee Directors, as amended and restated December 12, 2005 (Exhibit 10.2 to Form 8-K dated December 12, 2005).
10.12*#	Alliant Techsystems Inc. Income Security Plan, effective March 13, 2006 (Exhibit 10.1 to Form 8-K dated March 13, 2006).
10.13.1*#	Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Registrant and U.S. Bank National Association (Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).
10.13.2*#	First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Registrant and U.S. Bank National Association (Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).
10.14.1*#	Employment Agreement with Daniel J. Murphy, Jr. dated February 1, 2004 (Exhibit 10.15 to the Fiscal 2004 Form 10-K).

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
10.14.2*#	Amendment to Employment Agreement with Daniel J. Murphy, Jr. (Exhibit 10.2 to Form 8-K dated December 20, 2005).
10.15*#	Compensation arrangement with Nicholas G. Vlahakis, Executive Vice President and Chief Operating Officer, dated August 3, 2004 (Exhibit 10.1 to Form 10-Q for the quarter ended October 3, 2004).
10.16.1*	Credit Agreement, dated as of March 31, 2004, among the Registrant, Bank of America, N.A., as Administrative Agent; the Lenders named therein; Credit Lyonnais New York Branch, as Syndication Agent; The Bank of New York, U.S. Bank National Association, and National City Bank, as Co-Documentation Agents; Banc of America Securities LLC and Credit Lyonnais New York Branch, as Joint Lead Arrangers; and Banc of America Securities LLC, as Sole Bookrunning Manager (the "Credit Agreement") (Exhibit 99.1 to Form 8-K dated April 6, 2004).
10.16.2*	Amendment No. 1 to the Credit Agreement, dated as of May 5, 2005, among ATK, as the Borrower, the Lenders named therein; Bank of America, N.A. ("Bank of America") as Swing Line Lender; Bank of America, Calyon New York Branch (f/k/a Credit Lyonnais New York Branch), U.S. Bank National Association and JPMorgan Chase Bank, as L/C Issuers; and Bank of America, as Administrative Agent for the Lenders (Exhibit 10.2 to Form 8-K dated May 11, 2005).
10.17*	Purchase and Sale Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (the "Purchase Agreement"), including certain exhibits and certain schedules and a list of schedules and exhibits omitted (Exhibit 2 to Form 8-K dated October 28, 1994).
10.18*	Master Amendment to Purchase Agreement, dated as of March 15, 1995, between the Registrant and Hercules Incorporated, including exhibits (Exhibit 2.2 to Form 8-K dated March 15, 1995).
10.19.1*#	First Amendment and Restatement of 2000 Stock Incentive Plan effective January 23, 2001 (Exhibit 10.25.1 to the Fiscal 2002 Form 10-K).
10.19.2*#	Amendment 1 to First Amendment and Restatement of 2000 Stock Incentive Plan effective April 24, 2001 (Exhibit 10.25.2 to the Fiscal 2002 Form 10-K).
10.19.3*#	Amendment 2 to First Amendment and Restatement of 2000 Stock Incentive Plan effective January 21, 2002 (Exhibit 10.25.3 to the Fiscal 2002 Form 10-K).
10.19.4*#	Amendment 3 to First Amendment and Restatement of Alliant Techsystems, Inc. 2000 Stock Incentive Plan (Exhibit 10.2 to Form 10-Q for the quarter ended October 3, 2004).
10.20*#	Alliant Techsystems Inc. Executive Severance Plan as amended effective April 1, 2004 (Exhibit 10.21 to the Fiscal 2004 Form 10-K).
10.21*#	Description of non-employee Directors' cash and equity compensation (Item 1.01 of Form 8-K dated May 2, 2006).
10.22*#	Description of re-grant of performance awards to certain executive officers (Item 1.01 of Form 8-K dated August 2, 2005).
10.23*#	Description of performance awards to certain executive officers for the three-year fiscal year 2007-2009 performance period and for the fiscal year 2007-2012 performance period (Item 1.01 of Form 8-K dated March 13, 2006).

Exhibit Number	Description of Exhibit (and document from which incorporated by reference, if applicable)
10.24*#	Description of performance goals pursuant to the Registrant's Management Compensation Plan for the Registrant's executive officers for the fiscal year ending March 31, 2007 (Item 1.01 of Form 8-K dated March 13, 2006).
10.25.1*#	Alliant Techsystems Inc. 2005 Stock Incentive Plan (Exhibit 10.1 to Form 8-K dated August 4, 2005).
10.25.2#	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan.
10.25.3#	Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan.
10.25.4*#	Form of Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the fiscal year 2005-2007 performance period (Exhibit 10.2 to Form 8-K dated August 4, 2005).
10.25.5*#	Form of Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2007-2009 Performance Period (Exhibit 10.2 to Form 8-K dated March 13, 2006).
10.25.6*#	Form of Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2007-2012 Performance Period (Exhibit 10.3 to Form 8-K dated March 13, 2006).
10.25.7#	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan.
10.26#	Separation Agreement with Eric S. Rangen dated March 24, 2006.
12	Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant as of March 31, 2006.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Rule 13a-14a/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14a/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Board of Directors

Daniel J. Murphy (2)
Chairman of the Board
and Chief Executive Officer of ATK.

Frances D. Cook (2,4)
Chair, The Ballard Group LLC, an
international business consulting firm.

Gilbert F. Decker (1,2)
Business consultant.
Former Executive Vice President,
Operations, for Walt Disney
Imagineering, a provider of planning,
development, and support services to
The Walt Disney Company.

Ronald R. Fogleman (2,3)
Chairman of the Board
and Chief Executive Officer,
Durango Aerospace Incorporated,
an international aviation consulting firm.

Cynthia L. Lesher (3,4)
President and Chief Executive Officer,
Northern States Power Company –
Minnesota, an Xcel Energy company.

Douglas L. Maine (1,2)
Former General Manager,
Consumer Products Industry Division,
International Business Machines
Corporation (IBM).

Roman Martinez IV (1,4)
Independent investor and financial
advisor. Former Managing Director
of Lehman Brothers, an investment
banking company.

Michael T. Smith (4)
Former Chairman,
Hughes Electronics Corporation,
a digital entertainment and broadband
communications company.

William G. Van Dyke (1,4)
Former Chairman of the Board,
Donaldson Company, Inc.,
a provider of filtration systems
and replacement parts.

(1) Audit Committee
(2) Finance Committee
(3) Nominating and Governance Committee
(4) Personnel and Compensation Committee

Executive Officers

Daniel J. Murphy
Chairman of the Board
and Chief Executive Officer

Dianne Deering Anton
Vice President,
Contracts and
Supply Chain Management

John J. Cronin
Senior Vice President and President,
Mission Systems Group

Mark W. DeYoung
Senior Vice President and President,
Ammunition Systems Group

Ronald D. Dittemore
Senior Vice President and President,
Launch Systems Group

Michael B. Dolby
Vice President,
Corporate Development

John E. Gordon
Senior Vice President,
Washington Operations

Blake E. Larson
Executive Vice President,
Mission Systems Group

Robert J. McReavy
Vice President and Treasurer

Mark L. Mele
Senior Vice President,
Corporate Strategy

Paula J. Patineau
Senior Vice President,
Human Resources
and Administrative Services

John S. Picek
Vice President and Controller

Keith D. Ross
Senior Vice President,
General Counsel and Secretary

Brian V. See
Vice President,
Mission Assurance

John L. Shroyer
Senior Vice President
and Chief Financial Officer

Thomas R. Wilson
Senior Vice President,
Tidewater Operations

Corporate headquarters
5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: 952-351-3000
E-mail: alliant.corporate@atk.com
Internet: www.atk.com

Annual Meeting of stockholders
The Annual Meeting of stockholders will be held at Corporate Headquarters at 2:00 p.m. on August 1, 2006.

Common stock
ATK common stock is listed on the New York Stock Exchange under ATK and in stock tables under AlliantTech. During FY06, approximately 81 million shares were traded. The stock price ranged from a low of $66.00 to a high of $79.18.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402

Transfer Agent and Registrar
Stockholder inquiries
should be directed to
Transfer Agent/Registrar
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310
Telephone: 800-851-9677
Internet address:
www.melloninvestor.com

Investor and media inquiries
Inquiries from investors
should be directed to
Steve Wold, Vice President
Investor Relations.
Telephone: 952-351-3056
E-mail: steve.wold@atk.com

Inquiries from the media
should be directed to
Bryce Hallowell, Director,
External Communications.
Telephone: 952-351-3087
E-mail: bryce.hallowell@atk.com

Certifications
The certifications of the Chief Executive Officer and the Chief Financial Officer of ATK required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as Exhibits 31.1 and 31.2, respectively, to ATK's Form 10-K for the fiscal year ended March 31, 2006.

As required by the New York Stock Exchange (NYSE) listing standards, an unqualified annual certification indicating compliance with the NYSE corporate governance listing standards was signed by ATK's Chief Executive Officer and submitted to the NYSE on August 23, 2005.

Forward-looking statements
Certain information discussed in this document constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although ATK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Among these factors are: delays in NASA's Space Shuttle program; changes in governmental spending, budgetary policies and product sourcing strategies; the company's competitive environment; risks inherent in the development and manufacture of advanced technology; increases in commodity costs, energy prices, and production costs; the terms and timing of awards and contracts; program performance; program terminations; changes in cost estimates related to relocation of facilities; the outcome of contingencies, including litigation and environmental remediation; actual pension asset returns and assumptions regarding future returns, discount rates and service costs; the availability of capital market financing; changes to accounting standards; changes in tax rules or pronouncements; economic conditions; and the company's capital deployment strategy, including debt repayment, share repurchases, mergers and acquisitions and any integration thereof. ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, reference should be made to ATK's filings with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K, and ATK's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

The ATK website at **www.atk.com** includes biographies of directors and executive officers, as well as information on the company's corporate governance guidelines, and the charters of the committees of the Board of Directors.

The Nancekivell Group, www.nancekivell.com   Photo credits: Cover: Aircraft carrier courtesy of Department of Defense; Aircraft courtesy of The Boeing Company. Page 7: 155mm Howitzer courtesy of Wikipedia.

5050 Lincoln Drive
Edina, Minnesota
USA 55436

1.775148.104